Form 20-F
period 2023-12-31
ORANGE
filed 2024-03-29
CIK 1038143

As filed with the Securities and Exchange Commission on March 29, 2024

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ordinary Shares, nominal value €4.00 per share 2,657,627,456 as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Presentation of information

The consolidated financial statements contained in this annual report of Orange on Form 20-F for the year ended December 31, 2023 (the “Annual Report on Form 20-F”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), as of December 31, 2023.

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

References to the “2023 Universal Registration Document” are references only to those pages and sections of Orange’s Universal Registration Document for the year ended December 31, 2023 that are attached in Exhibit 15.1 to this Form 20-F and form a part hereof. For the avoidance of doubt, all references to EBITDAaL, organic cash flow and related terms, which are non-IFRS financial indicators, are explicitly excluded from this Form 20-F and the 2023 Universal Registration Document attached in Exhibit 15.1  except as otherwise required including for segment reporting. The 2023 Universal Registration Document in its entirety was furnished to the SEC in a Report on Form 6-K on March 29, 2024. Other than as expressly provided herein, the 2023 Universal Registration Document is not incorporated herein by reference.

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

2023 Form 20-F / ORANGE – 2

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

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include the following:

−	Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks;
−	Orange is exposed to risks of disclosure or inappropriate modification of stakeholder data, particularly in the event of cyber - attacks;
−	The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telecommunication actors to take an increasing share of the service and network value chain;
−	The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities;
−	A large part of Orange's revenues is generated in both highly competitive and regulated markets, where pressure on prices remains strong in an inflationary context;
−	Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources;
−	Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change;
−

Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources;

−	Mobile Financial Services activities pose risks to Orange that are specific to this sector in each country covered by its services;
−	The scope of Orange’s business activities and the interconnection of its networks expose it to numerous acts of technical fraud, specific to the telecommunication sector;
−

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy;

−	Orange is exposed, particularly as a result of cyber-attacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers;
−	Orange faces various internal and external risks relating to human health and safety;
−	Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities;
−

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

2023 Form 20-F / ORANGE – 3

2023 Form 20-F / ORANGE – 4

2023 Form 20-F / ORANGE – 5

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

Although not incorporated by reference into this Item 3.D, several other sections of this document also discuss risks in some detail:

−

with respect to risks relating to regulations and regulatory pressure, see Section 1.7 Regulation of telecommunication activities of the 2023 Universal Registration Document filed as Exhibit 15.1 of this document and Note 18 Litigation to the Consolidated Financial Statements included in Item 18;

−

with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements, as well as Section 3.2.1 Recent events of the 2023 Universal Registration Document filed as Exhibit 15.1 of this document, where applicable;

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

2023 Form 20-F / ORANGE – 6

-	Note 13.8 to the Consolidated Financial Statements included in Item 18 for derivatives,
-

Note 14 to the Consolidated Financial Statements included in Item 18 for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees of the 2023 Universal Registration Document filed as Exhibit 15.1 of this document;

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

The proliferation of national and international crises and conflicts affects the general business climate and the conduct of the Group’s activities. In that sense, the population movements following the conflicts in Ukraine and the Middle East put pressure on the operations of Orange’s subsidiaries bordering the conflict areas.

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

Lastly, threats to certain geopolitical, diplomatic or trade-related balances may result in tighter protectionist measures and/or current or future international economic sanctions against certain countries, which could affect the value or sustainability of investments made in those countries.

Such situations could call into question the profitability outlook used when making investment decisions and could adversely impact the Group’s financial position and earnings.

Orange is exposed to risks of disclosure or inappropriate modification of data, particularly in the event of cyber-attacks.

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data, including that belonging to its B2B or government customers, suppliers, partners and all stakeholders other than natural persons (see Section “-Non-financial risks” below and section 2.2.3.4 for information relating to risks regarding personal data).

Despite its infrastructure protection systems, Orange’s business activities expose it to risks of service disruption, loss, disclosure, unauthorized communication to third parties or inappropriate modification of data, in particular when setting up new services or apps or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices).

The occurrence of these risks could, in particular, result from malicious acts (such as cyber-attacks) aimed in particular at the data in Orange’s possession, and also inadvertently from within Orange or Group partners to which certain business activities are outsourced.

The Group could be held liable if these risks were to materialize. In addition, its reputation could be seriously harmed because Orange’s positioning as a trusted operator comes with high expectations from its stakeholders in terms of security, which could have a significant adverse effect on future earnings.

The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telecommunication actors to take an increasing share of the service and network value chain.

Competition with numerous actors, such as Over-The-Top (OTT) service providers and Internet market leaders, is spreading to the majority of the value-added services that use existing networks offered by Orange, leading to fiercer competition at certain points along the value chain. In that sense, new actors (SD-WAN, etc.) and other solution and service providers, particularly Cloud solution and service providers, are positioning themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange. At the same time, disruptive technologies, such as the development of voice traffic via videoconferencing apps, allow new non-telecommunication actors to capture revenue streams historically going to telecommunication operators.

Furthermore, the evolution of the ecosystem is marked by the massive investments made by new actors in infrastructure, specifically in that based on new technologies such as the Cloud and network virtualization, but also in submarine cables in which Orange is no longer necessarily a partner.

Lastly, the opening up and fragmentation of networks enable existing actors (such as infrastructure managers, network businesses not in the telecommunication sector such as railways and local authorities) to offer network services.

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

Orange depends, particularly in the areas of network infrastructure, information systems and mobile handsets, on a limited number of critical suppliers operating in highly concentrated markets. As such, any unilateral decision made by a key partner could be detrimental to the economic, strategic or compliance interests of the Group.

Despite Orange’s secure and alternative purchasing policies, this dependence poses a risk to the Group’s current or future business in the event that one of these suppliers defaults or decides to change its business practices, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin.

2023 Form 20-F / ORANGE – 7

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

In the current period of inflation, during which customers may question the need for some premium services, the service price increases by Orange may not be enough to maintain its margins in the highly competitive environment in which the Group operates, and given the technological and societal disruption that affect its markets. In addition, the decisions of sector regulators and competition authorities that regulate some of these prices or markets do not always allow a fair valuation of Orange’s services, similarly affecting its revenues and margins.

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

Due to the essential nature of telecommunication, compounded by the widespread take-up of teleworking and the digitization of businesses, the networks of telecommunication operators are particularly exposed to risks of service disruption due to deliberate malicious and sometimes criminal acts, such as cyber-attacks. Increasingly sophisticated, these currently constitute a permanent threat to individuals and businesses alike. Moreover, in the event of conflicts, telecommunication networks and associated infrastructure are also the preferred target of sabotage or pressure from governmental or judicial authorities.

Interruptions to the service provided to customers may also be unintentional. They may occur as a result of extreme weather events, a shortage of essential resources, human error, particularly when subcontractors work on shared infrastructure, in the event of the failure of a critical supplier, or when new apps or software are rolled out or updated. They could also occur following capacity saturation linked to exceptional events such as population displacements in a context of war. With specific reference to the Paris 2024 Olympic Games, where Orange will be the sole network provider for broadcasts, service interruption would have negative financial impacts and significantly harm the Group’s brand image and reputation.

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

2023 Form 20-F / ORANGE – 8

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

Orange must accelerate the roll-out of its fixed and mobile broadband and very high-speed broadband networks in the regions and improve the quality of service of its networks to meet the high demand for connectivity linked to changing uses. Moreover, Orange has made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

Mobile Financial Services activities pose risks to Orange that are specific to this sector in each country covered by its services.

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

The vast majority of the Group’s business activities are operated under the single Orange brand. Although the Group takes great care to preserve the value of the major asset that is the Orange brand, the execution risks inherent in each of its business activities could, if they materialize, affect the image of the Orange brand and thus damage the reputation of the entire Group, particularly in 2024 when Orange will be the sole network provider for Olympic and Paralympic Games broadcasts.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be adversely affected.

Orange’s new strategy may not yield the expected results.

The success of the strategy Lead the Future (see Section 1.2.3 The Orange group strategy) could depend on the accomplishment of the transformation projects which require, in particular, the support of Orange’s employees and customers. It could also depend on changes in the legal and regulatory framework and a fairer application of the existing legal and regulatory framework to telecommunication operators. The implementation of this new strategy also involves the continuation of operational efficiency programs such as the digitization of processes and cost management and capital allocation policies centered on the creation of value, which may not bring the expected results. Lastly, current geopolitical tensions could also affect how this strategy plays out (see “Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks” above).

Should Orange only be able to partially implement its new strategy under the proposed plan, the Group may not be able to achieve all of the objectives it has set for itself, which would adversely affect its growth and profitability outlook.

2023 Form 20-F / ORANGE – 9

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

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities.

2023 Form 20-F / ORANGE – 10

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

At December 31, 2023, the gross value of goodwill recognized by Orange following acquisitions was 33.9 billion euros.

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

Over the past five years, Orange has recognized material impairment of its investments in Romania, Spain, the Democratic Republic of Congo and Jordan. At December 31, 2023, the cumulative amount of goodwill impairment was 10.1 billion euros, excluding impairment of interests in associates and joint ventures which, in certain cases, include goodwill in their carrying value.

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

2023 Form 20-F / ORANGE – 11

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

See Note 14.3 Liquidity risk management to the Consolidated Financial Statements, which sets out the various sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios and commitments to sustainability targets, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Market risks

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

Foreign exchange risk

Currency markets can be volatile due to economic and geopolitical conditions which may expose Orange to foreign exchange risk.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham. Intra-period variations in the average exchange rate of a particular currency could materially affect revenues and expenses denominated in that currency, which could materially affect Orange’s results, such as for example the near 50% devaluation of the Egyptian pound in November 2016. In addition, Orange operates in other monetary zones, in particular in Africa and the Middle East. Depreciation of the currencies of the countries in this region would negatively affect the Group’s consolidated revenues and earnings.

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

2023 Form 20-F / ORANGE – 12

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

2023 Form 20-F / ORANGE – 13

Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Every year, a significant number of employees leave the Group or, in France, benefit from end-of-career part-time work arrangements. This trend accelerated in 2023, particularly within the central functions of the various operational headquarters, as part of the implementation of the new intergenerational agreement in December 2021.

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

2023 Form 20-F / ORANGE – 14

Orange and some of its stakeholders are exposed to physical and transition risks related to climate change.

In addition to the impacts on Orange’s infrastructure (see Section 2.1.1 Operational risks “Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change”), climate change could also worsen the health or economic situation of Orange’s customers and employees, and more generally of populations, potentially generating significant migration flows, particularly in the Africa & Middle East region on which part of the Group’s growth outlook depends.

Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its purpose, particularly in terms of its commitment to digital inclusion.

In addition, climate change could have other material impacts on Orange’s business activities; for example, the availability and price of certain raw materials that are in the composition of the products sold or used by Orange as part of its telecommunication services (see Section 2.1.1 Operational risks “A large part of Orange’s revenue is achieved in markets that are both highly competitive and regulated where pressure on price remains strong”); or changes in the regulations applicable to Orange (such as, for example, the introduction of a carbon tax or the ban on the sale of certain products (see Section 2.1.2 Legal risks “Orange operates in highly regulated markets and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy”)). These transition risks could have direct and indirect financial impacts for the telecommunication industry and specifically for Orange.

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

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The complementary scientific studies conducted to date on some of the spectrums used for 5G have come up with similar findings. Nevertheless, Orange cannot prejudge the findings of future publications on these issues. If an adverse health effect were to be scientifically established, it would have a material adverse effect on Orange’s business and brand image and on the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

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

Moreover, the use of new technologies such as generative artificial intelligence presents human and social risks that we do not yet fully comprehend.

In any event, the Group could be held liable, and Orange’s revenues, earnings, service quality and reputation could be adversely affected.

2023 Form 20-F / ORANGE – 15

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

The members of the board of directors and senior management at Orange are non-residents of the United States, and all or a substantial portion of assets of Orange and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or Orange in the United States, to obtain jurisdiction over us or our non-U.S. resident senior management and directors in U.S. courts, in connection with those actions predicated on the civil liability provisions of the US federal securities laws, to enforce judgments obtained in U.S. courts against them or Orange based on civil liability provisions of the securities laws of the United States, or obtain evidence in France or from any French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.

2023 Form 20-F / ORANGE – 16

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

Investments in the Company’s securities may be subject to prior governmental authorization under the French foreign investment control regime

Pursuant to the provisions of Articles L.151-1 et seq. and R. 151-1 et seq. of the French Monetary and Financial Code, as amended by the decree (décret) No. 2023-1293 dated December 28, 2023 and the order (arrêté) dated December 28, 2023 pursuant to the French foreign investment regime, any investment by any non-French citizen, any French citizen not residing in France, any non-French entity or any French entity controlled by one of the aforementioned persons or entities that will result in the relevant investor (a) acquiring control of an entity incorporated under French law or an establishment registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France, or (d) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, the threshold of 10% of the voting rights of a company incorporated under French law whose shares are admitted to trading on a regulated market, in each case, conducting activities in certain strategic industries, such as the industry in which the Company operates, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.

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

Item 4	Information on Orange
4.A	HISTORY AND DEVELOPMENT OF ORANGE

The information required by this section is set forth as follows in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document:

−	the introduction to Section 1.1 Overview,
−	Section 7.1 Company identification,
−	Section 1.1.3 History,
−	Section 3.1.2.5 Group capital expenditure,

which are incorporated in this section by reference.

For a discussion on significant divestitures, see also Note 3 Gains and losses on disposal and main changes in scope of consolidation to the Consolidated Financial Statements.

A discussion of the Company’s principal capital expenditures and divestitures for the year ended December 31, 2021 are included in Section 3.1.2.5 Group capital expenditure of the Universal Registration Document filed as Exhibit 15.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023 and incorporated in Part I, Item 4.A (History and Development of Orange) thereof.

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

2023 Form 20-F / ORANGE – 17

4.B	BUSINESS OVERVIEW

The information required by this section is set forth as follows in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document:

−	Section 1.3 Significant events,
−	Section 1.4 Operating activities,
−	Section 1.6.2 Intellectual Property and Licensing,
−	Section 1.7 Regulation of telecommunication activities,
−	Section 3.1.2.1 Group revenue,
−	Section 7.2.2 Glossary of technical terms,

which are incorporated in this section by reference.

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

The information required by this section is set forth as follows in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document: Section 1.1 Overview and the introduction of Section 3.1.3 Review by business segment, and is incorporated in this section by reference.

For a listing of significant subsidiaries, see Note 20 Main consolidated entities to the Consolidated Financial Statements.

4.D	PROPERTY, PLANTS AND EQUIPMENT

The information required by this section is set forth as follows in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document: Section 1.5 Orange’s networks, and Section 3.1.2.5 Group capital expenditure, and is incorporated in this section by reference. For information on material tangible fixed assets, see Note 8.5 Property, plant and equipment to the Consolidated Financial Statements.

For certain environmental issues that may affect the Company’s utilization of assets, see Note 2.5.3 Consideration of climate change risks to the Consolidated Financial Statements.

2023 Form 20-F / ORANGE – 18

Item 4A	Unresolved staff comments

None.

Item 5	Operating and financial review and prospects

There are no differences between IFRS as adopted in the European Union and IFRS Accounting Standards as issued by the IASB, as applied by Orange.

References in this Item to the Notes to the consolidated financial statements are references to the Consolidated Financial Statements included in Item 18 Financial Statements of this document.

5.A	OPERATING RESULTS

This section sets forth:

−	an overview of the operating results of the Group, set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document, found in (i) the introduction to Section 3.1 Review of the Group’s financial position and results and Section 3.1.1 Overview, , and (ii) Section 1.3 Significant events and incorporated in this section by reference;
−	a comparative analysis of the Group income statement and capital expenditures (and related financial information) and a comparative analysis by business segment for 2023 and 2022, set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Sections 3.1.2.1 Group revenue, and 3.1.2.3 Group net income, 3.1.2.4 Group comprehensive income, 3.1.2.5 Group capital expenditure and 3.1.3 Review by business segment;
−	a comparative analysis of the Group operating income for 2023 and 2022, set forth below;
−	a comparative analysis of the Group operating results and a comparative analysis by business segment for the years ended December 31, 2022 and December 31, 2021, are included in Part I, Item 5.A (Analysis of Group operating income) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

In this Annual Report on Form 20-F, including in the foregoing sections that are included in Exhibit 15.1 and incorporated by reference in this section, Orange sets forth certain financial aggregates or indicators that are not defined under IFRS, in addition to the financial aggregates or indicators that are presented in accordance with IFRS. Accordingly, the information set forth in Section 3.1.5 Financial indicators not defined by IFRS (excluding Sections 3.1.5.2, 3.1.5.4, 3.1.5.5, 3.1.5.6, 3.1.5.8 and 3.1.5.9, which are explicitly excluded from this Annual Report on Form 20-F), of the 2023 Universal Registration Document is incorporated in this section by reference. The financial aggregates or indicators not defined under IFRS are provided as additional information and should not be substituted for or confused with the financial aggregates or indicators that are defined under IFRS, and they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

In addition, the information set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 7.2.1 Financial glossary, is incorporated by reference in this section.

See also Note 2 Description of business and basis of preparation of the Consolidated Financial Statements to the Consolidated Financial Statements.

Analysis of Group operating income

This section deals with the Group’s operating income by type of expense, as presented in the consolidated income statement.

g 2023 vs. 2022

In 2023, the Orange group’s operating income amounted to 4,969 million euros (comprising 5,274 million euros from telecom activities and a loss of 306 million euros from Mobile Financial Services), up 3.5% on a historical basis and 6.6% on a comparable basis with 2022.

On a historical basis, the increase of 168 million euros in Group operating income between 2022 and 2023, i.e. an increase of 3.5%, includes:

−	the negative effect of foreign exchange fluctuations of 80 million euros, mainly due to changes in the Egyptian pound against the euro of 70 million euros;
−	the unfavorable impact of changes in the scope of consolidation and other changes, which amounted to 60 million euros and mainly included the effect of the gain on disposal related to the revaluation of Deezer’s assets at fair value in 2022 (following the merger by absorption of Deezer by the SPAC – Special Purpose Acquisition Vehicle – I2PO, and the initial public offering of the new entity in July 2022), recognized in the review of fixed assets, investments and business portfolio for 77 million euros (see Note 3.2 to the Consolidated Financial Statements);
−	and the organic change on a comparable basis, i.e. an increase of 308 million euros in operating income.

2023 Form 20-F / ORANGE – 19

On a comparable basis, the increase of 308 million euros, i.e. 6.6%, in Group operating income between 2022 and 2023 is mainly attributable to:

−	the counter-effect of the recognition, in 2022, of impairment of goodwill of 817 million euros, mainly due to impairment of goodwill of 789 million euros in Romania. This impairment mainly reflected (i) a significant increase in the discount rate due to changes in market assumptions, (ii) increased competitive pressure, and (iii) the downward revision of the business plan compared with the one used at December 31, 2021, particularly in the first few years (see Note 7 to the Consolidated Financial Statements);
−	the increase of 1.8%, i.e. 790 million euros, in revenues;
−	the increase of 13.5%, i.e. 106 million euros, in other operating income (see Section 7.2.1 Financial glossary), mainly due to the increase in the net banking income (NBI, see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements) of Mobile Financial Services;
−	and the decrease of 2.6%, i.e. 47 million euros, in operating taxes and levies payables (see Section 7.2.1 Financial glossary). This decrease mainly reflects (i) the decrease in the business value added tax (cotisation sur la valeur ajoutée des entreprises – CVAE), the main component of the territorial economic contribution (contribution économique territoriale – CET), in France (see Note 10.1 to the Consolidated Financial Statements), (ii) partially offset by the increase recorded in the Africa & Middle East countries, mainly relating to the growth in activity and higher spectrum fees.
−	These positive changes are partially offset by:
−	the increase of 3.0%, i.e. 555 million euros, in external purchases (see Section 7.2.1 Financial glossary and Note 5.1 to the Consolidated Financial Statements) due to:
−	the increase of 4.8%, i.e. 372 million euros, in commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), mainly due to the rising cost of handsets and other equipment sold, in countries in Europe (in line with the growth in equipment sales), for Orange Business (in particular unified communication and collaboration services) and for international wholesale services (in connection with the sale of rights of use for a submarine cable in the Caribbean);
−	the increase of 8.9%, i.e. 322 million euros, in other network expenses and IT expenses (see Section 7.2.1 Financial glossary), due to (i) higher energy access costs for fixed and mobile networks, mainly in France and, to a lesser extent, in Other European countries (see Section 3.1.1.3 Significant events), (ii) the growth in traffic and the ongoing network roll-outs in the Africa & Middle East countries, and (iii) increased IT expenses for Orange Business (related in particular to the growth in cybersecurity services);
−	and the increase of 2.0%, i.e. 63 million euros, of other external purchases (see Section 7.2.1 Financial glossary), mainly due to (i) the increase in overheads (travel, consulting and support missions, use of temporary staff, vehicle energy costs, etc.) and (ii) the increase in real estate fees (in particular due to rent indexation and the impact of higher energy costs on lease expenses in the inflationary environment, see Section 3.1.1.3 Significant events), (iii) partially offset by the decrease in construction costs of networks for resale in France (fiber optic network and mobile sites);
−	partially offset by the decrease of 4.8%, i.e. 202 million euros, in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), mainly due to the generalized decrease in interconnection charges (except for the Africa & Middle East countries), directly related to the contraction in revenues from wholesale services (see Section 3.1.2.1.1 Revenue);
−	the increase of 332 million euros in restructuring costs (mainly departure plans), largely related to the recognition, in 2023, of restructuring costs relating to Orange Business (in France and abroad) and to Orange Bank, of 215 million euros and 122 million euros respectively (see Section 3.1.1.3 Significant events, 2023 Highlights of the Consolidated Financial Statements and Note 5.3 to the Consolidated Financial Statements);
−	the increase of 4.4%, i.e. 305 million euros, of depreciation and amortization of fixed assets (see Note 8.2 to the Consolidated Financial Statements), mainly in France and, to a lesser extent, in the Africa & Middle East countries, linked in particular to the material investments made in recent years (particularly in connection with the roll-out of fixed and mobile networks) and to the recognition of accelerated depreciation in 2023;
−	the increase of 0.9%, i.e. 80 million euros, in labor expenses (see Section 7.2.1 Financial glossary). This increase was mainly due to the French part-time for seniors plans (TPS, a program relating to agreements for the employment of older workers in France) and related bonuses, and mainly reflects (i) the recognition, in 2023, of a charge of 241 million euros corresponding to the additional provision relating to the pension reform enacted in France in April 2023 (see Section 3.1.1.3 Significant events and Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the counter-effect of the recognition, in 2022, of a substantial number of employees signing up for these plans;
−	the decrease of 67 million euros in gains on disposal of fixed assets, investments and activities (see Note 3.1 to the Consolidated Financial Statements), mainly due to the decrease in gains on disposal of fixed assets (see Note 8.1 to the Consolidated Financial Statements) in the Africa & Middle East countries (mainly related to the counter-effect of the recognition, in 2022, of the disposal of assets in the Democratic Republic of the Congo – DRC) and for shared services (in the context of programs for the optimization of real estate assets);
−	and the increase of 9.8%, i.e. 40 million euros, in other operating expenses (see Section 7.2.1 Financial glossary), mainly relating to (i) developments in various disputes between the two periods, (ii) the increase in the cost of bank credit risk (see Notes 1.3, 1.4 and 5.2 to the Consolidated Financial Statements), and (iii) the increase in allowances and losses on trade receivables for telecom activities (see Notes 4.3 and 5.2 to the Consolidated Financial Statements).

For further information on matters impacting the Group’s income, see Section 1.3 Recent Events of the 2023 Universal Registration Document filed as Exhibit 15.1 of this document.

g 2022 vs. 2021

The discussion of the Group’s operating and financial review and prospects for the years ended December 31, 2022 and December 31, 2021 is included in Part I, Item 5.A (Analysis of Group operating income) on page 19 et seq. of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

2023 Form 20-F / ORANGE – 20

5.B	LIQUIDITY AND CAPITAL RESOURCES

This section presents, for the Orange group:

i) a comparative analysis of liquidity and cash flows, with a presentation of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities,

ii) a presentation of the Group’s shareholders’ equity, and

iii) a discussion on the Group’s financial debt and financial resources,

which are set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document and incorporated in this section by reference as follows:

−	Section 3.1.4 Cash flow, financial debt and equity,
−	Section 3.1.2.5.1 Capital expenditure,
−	Section 3.2.1 Recent events,

as well as in Notes 13 Financial assets, liabilities and financial results (telecom activities), 14 Information on market risk and fair value of financial assets and liabilities (telecom activities) and 16 Unrecognized contractual obligations and commitments (telecom activities) to the consolidated financial statements.

Orange expects that its existing and foreseeable cash from operations will be sufficient to finance its foreseeable working capital requirements. As at December 31, 2023, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2024.

Orange cash and cash equivalents are held mainly in France and other countries of the European Union that are not subject to restrictions on convertibility or exchange control. A portion of the cash and cash equivalents held by certain subsidiaries in Africa and the Middle East could be subject to transfer restrictions; however, such restrictions have not had and are not expected to have any material impact on the Group’s ability to meet its cash obligations.

Investments in property, plant and equipment and intangible assets totaled 8,062 million euros, down 10.5% on a historical basis and 8.5% on a comparable basis with 2022. On a comparable basis, this decrease reflects both (i) the decline in investment in very high‑speed broadband fixed networks, mainly in France, Spain and Poland, after the major roll‑outs of recent years, and (ii) the decrease in expenses relating to telecommunication licenses.

Non-current and current financial liabilities totaled 35,986 million euros as at December 31, 2023.  Net financial debt totaled 27,002 million euros at December 31, 2023. See below for a reconciliation of net financial debt with the closest comparable IFRS measures. For more information, see Section 3.1.5 Financial indicators not defined by IFRS of the 2023 Universal Registration Document is incorporated in this section by reference.

				2023
	Group	o/w Telecom	o/w Mobile	o/w
	Consolidated	activities(1)	Financial	Eliminations(1)
	financial		Services(1)
(at December 31, 2023, in millions of euros)	position
Non-current and current financial liabilities	35,986	35,993	—	(7)
Non-current financial liabilities	30,535	30,535	—	—
Current financial liabilities	5,451	5,458	—	(7)
Net derivatives (assets)/liabilities	(729)	(678)	(51)	—
Non-current and current derivatives liabilities	264	245	19	—
Non-current derivatives liabilities	225	205	19	—
Current derivatives liabilities	40	40	—	—
Non-current and current derivatives assets	(993)	(923)	(70)	—
Non-current derivatives assets	(956)	(886)	(70)	—
Current derivatives assets	(37)	(37)	—	—
Cash and cash equivalents	(5,618)	(5,504)	(113)	—
Other comprehensive income components related to unmatured hedging instruments		(110)
Cash collateral paid (included in non-current financial assets)		(21)
Investments at fair value (included in current financial assets)		(2,678)
Other financial assets (included in non-current and current financial assets)		(0)
Net financial debt		27,002

(1)	See Notes 13.1 and 13.4 to the Consolidated Financial Statements.

2023 Form 20-F / ORANGE – 21

				2022
				on a historical basis
	Group	o/w Telecom	o/w Mobile	o/w
	Consolidated	activities(1)	Financial	Eliminations(1)
	financial		Services(1)
(at December 31, 2022, in millions of euros)	position
Non-current and current financial liabilities	36,632	36,638	—	(6)
Non-current financial liabilities	31,930	31,930	—	—
Current financial liabilities	4,702	4,708	—	(6)
Net derivatives (assets)/liabilities	(1,122)	(1,069)	(53)	—
Non-current and current derivatives liabilities	448	386	62	—
Non-current derivatives liabilities	397	335	62	—
Current derivatives liabilities	51	51	—	—
Non-current and current derivatives assets	(1,570)	(1,455)	(116)	—
Non-current derivatives assets	(1,458)	(1,342)	(116)	—
Current derivatives assets	(112)	(112)	—	—
Cash and cash equivalents	(6,004)	(5,846)	(158)	—
Other comprehensive income components related to unmatured hedging instruments		114
Cash collateral paid (included in non-current financial assets)		(38)
Investments at fair value (included in current financial assets)		(4,500)
Other financial assets (included in non-current and current financial assets)		(2)
Net financial debt		25,298

(1)	See Notes 13.1 and 13.4 to the Consolidated Financial Statements.

For further information on the risks relating to Orange’s financial debt and to the financial markets and a history of the Company’s credit ratings, see item 3.D Risk factors – Financial risks.

The following table summarizes payments due under Orange’s significant contractual commitments as of December 31, 2023:

At December 31, 2023	Note to the	Contractual		Total	Less than	1-3 years	3-5 years	More than
(in millions of euros)	consolidated	obligations		payments	1 year			5 years
	financial	reflected in the		due
	statements	balance sheet
Gross financial debt after derivatives of telecom activities (incl. derivatives assets) (1)	14.3	35,308		35,301	6,047	5,583	4,433	19,238
Financial liabilities of Orange Bank (2)	17.2.6	3,072		3,035	3,015	20	—	—
Trade payables of telecom activities	14.3	11,597		11,597	9,989	342	778	488
Trade payables of Orange Bank	5.6	14		14	14	—	—	—
Future interests on financial liabilities	14.3			9,029	1,440	1,749	1,712	4,128
Total Financial liabilities		49,991	(3)	58,976	20,505	7,694	6,923	23,854
Lease liabilities	9.2	8,568		9,658	1,618	2,740	2,042	3,257
Employee Benefits	6.2	5,183		7,592	2,665	1,133	655	3,139
Provisions for dismantling	8.7	738		1,298	28	55	37	1,177
Restructuring provisions	5.3	477		477	281	196	—	—
Other liabilities	5.7	3,078		3,078	2,779	299	—	—
Operating taxes and levies payables	10.1.2	1,483		1,483	1,483	—	—	—
Current tax payables	10.2.3	460		460	460	—	—	—
Total other liabilities (4)		19,986		24,046	9,314	4,424	2,735	7,573
Lease commitments				228	94	62	30	41
Other operational and purchase obligations				8,549	3,318	2,075	945	2,211
Unrecognized operational contractual commitments	16.1 & 17.3			8,777	3,412	2,138	976	2,252
TOTAL				91,799	33,231	14,256	10,633	33,679

(1)	excluding equity components related to unmatured hedging instruments and loan from Orange Bank to Orange Group.
(2)	excluding unmatured derivatives liabilities and loan from Orange Group to Orange Bank.
(3)	of which long-term debt obligations amounting to 29 612 million of euros (including TDIRA, bonds and bank and lending institutions).
(4)	excluding deferred tax liabilities and deferred income.

2023 Form 20-F / ORANGE – 22

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 1.6 Research and development, which is incorporated in this section by reference.

The discussion of the Group’s research and development activities for the years ended December 31, 2022 and December 31, 2021 is included in Part I, Item 5.C of the Annual Report of Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

5.D	TREND INFORMATION

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document as follows:

−	Section 3.2.1 Recent Events,
−	Sections 1.2.2 Key changes in the telecoms services market and 1.2.3 The Orange group strategy,

which are incorporated in this section by reference.

For a discussion on uncertainties that could have a material effect on the Group’s financial situation, see also Item 3.D Risk factors.

5.E	CRITICAL ACCOUNTING ESTIMATES

For a discussion of the accounting policies, use of judgment and estimates, see Note 2.5 Accounting policies, use of judgment and estimates to the Consolidated Financial Statements included in Item 18.

Item 6	Directors, senior management and employees
6.A	DIRECTORS AND SENIOR MANAGEMENT

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in the introduction to Chapter 5 Corporate Governance and in Section 5.1 Composition of management and supervisory bodies and is incorporated in this section by reference.

6.BCOMPENSATION

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 5.4 Compensation and benefits paid to Directors, Corporate Officers and Senior Management and is incorporated in this section by reference. For the definition of certain of the financial indicators used therein and more information, see Note 1.10 Definition of business segments and performance indicators and Note 6.4 Executive compensation to the Consolidated Financial Statements included in Item 18.

On November 28, 2022, the SEC adopted rules, pursuant to Section 10D-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), requiring national securities exchanges and national securities associations, such as the NYSE, to amend their relevant listing standards no later than November 28, 2023 to require companies with listed securities to put in place a policy whereby listed companies will recover erroneously-awarded variable compensation from the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. On June 9, 2023, the SEC approved the NYSE’s proposed rule amending its listing standards for recovery of erroneously awarded compensation by listed issuers, which has taken effect on October 2, 2023.

Beginning in 2023, the compensation policy of the Chief Executive Officer as approved by the Company’s shareholders includes a clause requiring the recovery in full or in part of the components of the Chief Executive Officer's compensation that are wholly or partially contingent on the attainment of financial performance criteria based on financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. The same policy now applies to other executive officers, subject to compliance with applicable local laws.

2023 Form 20-F / ORANGE – 23

6.C	BOARD PRACTICES

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document as indicated below:

−	Section 5.1.1 Board of Directors,
−	Section 5.1.3 Executive Committee,
−	Sections 5.2 Operation of the management and supervisory bodies including a description of the Audit Committee and the Governance and Corporate Social and Environmental Responsibility Committee, which oversees the remuneration of directors and corporate officers, and 5.3 Reference to a Code of Corporate Governance,
−	subsection Other benefits granted to Corporate Officers (Table 11 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate officers for 2023 and Section 5.4.1.3 Compensation policy for executive and non‑executive Corporate Officers for 2024.

which are incorporated in this section by reference.

There are no director’s service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

6.D	EMPLOYEES

Employment

General changes in the number of Group employees

In 2023, Orange experienced several changes in its scope, notably with the merger of the Orange Caraïbe subsidiary into Orange SA (303 permanent contracts), the acquisition of Nehs Digital (273 permanent contracts) and Xperis (14 permanent contracts) by Enovacom, the healthcare subsidiary of Orange Business, and within the Europe division with the acquisition of VOO (1,235 permanent contracts) by Orange Belgium, the merger of A3Com (42 permanent contracts) into Orange Belgium, and the mergers of the Interkar Telewizja and Swiatlowodowa Kaszebe subsidiaries into Interkam in Poland (22 permanent contracts).

Number of employees – active employees at end of period	2023	2022	2022	2021
		(on a comparable basis)	(on a historical basis)	(on a historical basis)
Orange SA	60,423	63,067	62,765	66,599
o/w CDI	59,716	62,320	62,028	65,981
o/w CDD	707	747	737	618
French subsidiaries	12,917	12,130	12,140	11,842
o/w CDI	12,725	11,796	11,796	11,402
o/w CDD	192	334	344	440
Total France (1)	73,340	75,197	74,905	78,441
International subsidiaries (1)	63,754	62,811	61,525	61,257
o/w CDI	62,213	61,300	60,032	59,545
o/w CDD	1,541	1,511	1,493	1,713
Group total ▪▪	137,094	138,008	136,430	139,698

(1)	Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

▪▪∙Item reviewed by an independent third party: reasonable assurance.

At the end of 2023, the Group had 137,094 active employees, including 134,654 on permanent contracts and 2,440 on fixed-term contracts. The number of permanent contracts decreased 0.6% (i.e. by 762), and fixed-term contracts decreased 5.9% (i.e. by 152). On a comparable basis, these trends vary according to the scope of consolidation of employees.

The decrease in permanent contracts was mainly driven by the French entities with, at end-December, 72,441 employees, i.e. a decline of 1,675 employees (a 2.3% decrease). This decrease was attributable to Orange SA (2,604 fewer permanent contracts, i.e. a 4.2% decrease) and not its subsidiaries (929 additional permanent contracts, i.e. a 7.9% increase).

Indeed, the constrained economic context combined with the loss of income from the Group’s historical activities, the increase in operating costs in an inflationary context, and the continued need for investment in fixed, mobile and Internet networks, demonstrate the need to continue and accelerate the reduction in the workforce in France for legacy activities, to facilitate the acquisition of new skills to strengthen the strategic areas and activities identified in Lead the future.At end-2023, 62,213 permanent employees were part of the workforce of subsidiaries outside France, an increase of 1.5% (i.e. 914 additional permanent employees). This international stability corresponds to different situations in reality, namely:

−	growth in the permanent workforce (on a comparable basis) within:
−	Orange Business (+891 additional permanent contracts, i.e. a +5.4% increase), in emerging markets (Madagascar, Morocco, Mauritius and India) within Equant,
−	Orange Innovation (+533 additional permanent contracts, i.e. a +25% increase), mainly in Morocco and Tunisia,
−	the Orange MEA division (146 additional permanent contracts, i.e. a 1% increase);
−	the Europe division conversely posted a decrease (660 fewer permanent contracts, i.e. a 2.3% decrease), due to a reduction in the workforce in Poland (351 fewer permanent contracts, i.e. a 4% decrease) and Romania (239 fewer permanent contracts, i.e. a 4% decrease) through voluntary departure plans to adapt skills to market challenges.

2023 Form 20-F / ORANGE – 24

The decrease in the number of employees on fixed-term contracts was driven solely by France (182 fewer fixed-term contracts, i.e. a 17% decrease), while the number of employees on fixed-term contracts outside France rose (30 additional fixed-term contracts, i.e. a 2% increase). This additional workforce, which represented 1.8% of the workforce at the end of 2023 (0.1 point down compared to 2022), is marginal. At the end of 2023, 34% of employees on fixed-term contracts are employed for customer-facing activities (primarily sales and services for B2C customers). The innovation and technology businesses (information systems and networks) are their second business segment (28%).

In terms of average full-time equivalent employees (FTEs) (monthly average over the year), the Group’s internal workforce included 127,109 FTEs at the end of 2023. This represents a decrease of 3,998 FTEs (down 3.0%) compared to end-2022, a trend mainly driven by France (Orange SA).

Active employees by business	2023	2022	2021
Support (1)	19.6%	19.9%	19.7%
Customer	30.9%	31.8%	31.8%
Support functions	10.5%	11.0%	11.1%
Innovation and technology	36.6%	35.4%	35.0%
Other	2.4%	1.9%	2.4%
Group total (2)	100.0%	100.0%	100.0%

(1)	Management, project and process management
(2)	The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

The skills of active employees are spread across the Group’s four business areas, the two with the highest volumes being Innovation and Technology (36.6%) and Customers (30.9%).

Employees by geographical region (1)	2023			2022			2021
	Permanent	Fixed-term	Active	Permanent	Fixed-term	Active	Permanent	Fixed-term	Active
	contract	contract	employees	contract	contract	employees	contract	contract	employees
France	72,363	900	73,263	73,727	1,080	74,807	77,265	1,049	78,314
Other European countries	32,120	732	32,852	31,594	746	32,340	32,257	979	33,235
Africa	21,176	652	21,828	19,672	610	20,282	18,665	553	19,218
North and South America	2,382	1	2,383	2,440	0	2,440	2,529	3	2,532
Asia Pacific	6,613	155	6,768	6,423	138	6,561	6,212	187	6,399
Group total	134,654	2,440	137,094	133,856	2,574	136,430	136,928	2,771	139,698

The Group has employees in 78 countries, with 53% located in France, the only country with more than 10% of its total workforce. Outside France, the countries with the most employees are Poland (7%), Romania (5%), Egypt (5%) and Spain (4%).

The breakdown of employees by geographical region takes into account the country of employment, which is different from the location of the entity to which they belong.

Employees by contract type	2023	2022	2021

Full-time contract	119,544	121,237	124,922
o/w women	40,485	40,531	41,373
o/w men	79,059	80,604	83,549
o/w undefined		102
Part-time contract	17,550	15,193	14,776
o/w women	9,199	8,683	8,828
o/w men	8,352	6,510	5,948
Group total	137,094	136,430	139,698

At the end of 2023, the number of part-time employees in the Orange group was 17,550, i.e., 12.8% of the Group’s active workforce, an increase of 2,357 employees, i.e., +15.5% compared to the end of 2022, an increase driven solely by France.

As in previous years, France continued to have the majority (79%) of part-time employees. Over 70% of these employees benefit from one of the programs resulting from the agreements for seniors and late-career development, with the great majority opting for the French “part-time for seniors” plan. More than 7,600 employees opted for the “part-time for seniors” (TPS) plan over the 2022–2023 period, and more specifically for the “TPS 2022” formula, introduced as part of the December 17, 2021 intergenerational agreement. This formula, which is accessible to employees taking retirement up to January 1, 2028 at the latest, provides them with a period of “free time” before their official retirement, which can last up to four years, depending on the employee’s situation. The employee remains part of the active workforce during this period.

2023 Form 20-F / ORANGE – 25

External workforce in France

Temporary staffing

Temporary labor is mainly used to cope with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers. The Group recommends using temporary employees for assignments of less than two months. This indicator is presented in full-time equivalents (FTEs) and as a monthly average over the year.

In 2023, the use of this external labor increased by 9% compared to 2022 (i.e.72 additional FTEs as an average) and represented 0.9% of the Group’s total workforce in France. As in the previous year, it mainly concerned the sales area, in particular sales to B2C customers (72%), where business increased by 22% (i.e. 112 additional FTEs as an average) over the period.

Temporary employees – Group France (1)	2023 (3)	2022		2021
Amount of payments made to external companies for employee placement (in millions of euros)	45.2	37.8	(4)	30.1
Monthly average number of temporary workers (2)	863	791		632

(1)	Scope of financial consolidation – excludes companies with employees in France whose revenues are consolidated under the “international” scope.
(2)	Calculation of temporary employee expenses recorded in the Group France results.

(3)The 2023 figures are provisional.

(4)The 2022 figure has been updated.

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

The use of subcontracting concerned 24,809 full-time equivalent employees (monthly average over the year) at end-December 2023, compared with 29,090 FTEs in 2022, i.e. a decrease of 14.7% (-4,281 FTEs). This external labor represented 27.3% of the total Group workforce in France (Orange SA and subsidiaries operating in France). The reduction recorded mainly relates to the construction of the very high-speed broadband network, following the end of the widespread take-up of fiber.

Subcontracting – Group France (1)	2023 (4)	2022 (3)	2021
Amount of subcontracting (in millions of euros)	1,890.8	2,037.7	3,030.5
Full-time equivalent workforce (monthly average) (2)	24,809	29,090	32,221

(1)Scope of financial consolidation: it excludes companies with employees in France whose revenues are consolidated under the “international” scope.
(2)Calculation based on the subcontracting expenses recorded in the statutory financial statements of the companies in the Group France scope.
(3)The 2022 figures have been updated.
(4)The 2023 figures are provisional.

Social dialog

Organization of social dialog

In addition to the social dialogue that takes place within the Group’s companies, according to locally applicable rules and practices, Orange has the means in place for international social dialogue.

These primarily consist of forums for international social dialogue, i.e. the European Works Council, the Worldwide Works Council and the Orange-UNI Global Union Alliance. It also encompasses three global agreements, signed by the Group and implemented under the auspices of local social dialogue: the agreement on fundamental social rights, the agreement on health and safety and the agreement on equality in the workplace.

Worldwide

Worldwide Works Council

The Orange Worldwide Works Council was created by an agreement dated June 23, 2010. This is a forum for social dialogue allowing information to be exchanged on economic, financial and employee-related issues with a transnational impact. It allows the Group’s strategy and challenges to be shared in all regions where Orange is present and has more than 400 employees. There are currently 34 employee representatives (representing 27 countries) on the Worldwide Works Council.

This forum is part of Orange’s Corporate Social Responsibility (CSR) development strategy. It creates a space for social dialogue at the global level by allowing employee representatives and management to engage in dialogue and discuss and share the major challenges facing the Group.

The Worldwide Works Council does not replace existing national representation bodies or the European Works Council. It meets at least once a year and may be convened on an extraordinary basis if necessary. Meetings of the Worldwide Works Council are chaired by the HR Director of the Orange group. In 2023, the Worldwide Works Council met in April, when the Chief Executive Officer unveiled the new strategic plan and its equivalent versions for Orange Business and Orange MEA – two divisions that are central to the Group’s strategy.

Orange-UNI Global Union Alliance

Apart from the two forums consisting of the European Works Council and the Worldwide Works Council, Orange has long engaged in high-quality dialogue with the UNI Global Union. This represents more than 20 million workers in 150 countries working in the services sector, including the telecommunication sector.

At Orange, the national unions that are members of the UNI are organized in an Alliance. In 2023, 23 trade unions present at Orange joined the Alliance (12 in Africa and 11 in Europe).

2023 Form 20-F / ORANGE – 26

Global agreements

Orange has signed three global agreements with the international trade union federation UNI. These agreements define principles that apply to all employees of Orange companies :

−	Global agreement on fundamental social rights within the France Télécom group (signed in December 2006)
−	Oranges global health and safety agreement (signed on November 21, 2014)
−	Global agreement on gender equality in the workplace within Orange (signed in July 2019)

In Europe

The Orange European Works Council was created by an agreement dated April 14, 2004. It is the representative body for the Group’s employees in the European Union and EFTA (Norway and Switzerland). It is composed of employee representatives from each country included in the scope. There are currently 24 employee representatives (representing 18 countries) on the European Works Council. It is a forum for discussion and social dialogue at European level on economic, financial and social issues that concern either all of the Group’s companies within its scope, or at least two companies in two member countries. Through this forum, management informs and consults European employee representatives on any major decisions at European level that could impact working or employment conditions.

The agreement governing the European Works Council provides that the Council must meet at least three times a year. In reality, it meets much more often, owing to the increasing internationalization of transformation projects. In 2023, the European Works Council met seven times. It was consulted, among other things, on the development of the organizational model of the Finance and Performance Department, on Orange’s planned withdrawal from retail banking in France and Spain, and on the plan to merge the operations of Orange Espagne with those of the company MásMóvil.

In France

In 2023, the Corporate Social and Economic Committee (CSEC) of UES Orange met 24 times, mainly for recurring information-consultation meetings (strategy, the company’s economic and financial position, social policy, employment and working conditions), for discussions on health and safety, and for ad hoc information-consultation meetings, mainly concerning changes in the organization and structure of the Group.

The French Works Council, which brings together the Group’s subsidiaries in France with employees, met three times during fiscal year 2023, dealing with information relating to the Group’s financial position, business and employment trends.

2023 Form 20-F / ORANGE – 27

6.E	SHARE OWNERSHIP

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in:

−	Section 5.1.4.2 Information on Company shares held by Directors and Officers,
−	Section 5.1.4.4 Shares and stock options held by members of the Executive Committee,
−	subsections Stock options granted during the fiscal year to each Corporate Officer (Table No 4 of the Afep-Medef Code) to History of performance share grants (Table No 9 of the Afep-Medef Code) of Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2023,
−	Section 5.4.3 Compensation of members of the Executive Committee,
−	Section 6.2 Major shareholders, for information regarding the percentage of the Company’s Shares held by BPI Participations,

which are incorporated in this section by reference.

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

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.2 Major shareholders and incorporated this section by reference.

Securities held and number of record holders in the United States

As of March 15, 2024, there were 53,279,105 ADRs of Orange outstanding and 209 holders of record were registered with Bank of New York Mellon, depositary for the ADS program.

As of February 29, 2024, 551 United States residents were owners of Orange’s Shares in fully registered form (au nominatif pur). Those U.S. residents held 98,279 Orange Shares.

Based on a Euroclear Identifiable-Bearer Securities (Titres au porteur identifiable) service report conducted by a specialized information provider, Orange estimates that corporate and institutional investors in the U.S. held a total of approximately 18.35% of its share capital as at December 31, 2023.

2023 Form 20-F / ORANGE – 28

7.B	RELATED PARTY TRANSACTIONS

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

Regarding agreements made in previous years, no related-party agreements continued during the 2023 financial year.

See also Note 12 Related party transactions and Note 6.4 Executive compensation to the Consolidated Financial Statements.

7.C	INTERESTS OF EXPERTS AND COUNSELS

Not applicable.

Item 8	Financial information
8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 Financial Statements.

The other information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Sections, 3.2.1 Recent events and 6.3 Dividend distribution policy, and is incorporated in this section by reference.

8.B	SIGNIFICANT CHANGES

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 3.2.1 Recent events, and is incorporated in this section by reference.

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

2023 Form 20-F / ORANGE – 29

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

The principal trading market for the Shares is Euronext Paris, where the Shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the Shares. The Shares are included in the “CAC 40 Index” (a main benchmark index of 40 major stocks listed on Euronext Paris). The Shares in the form of American Depositary Shares (“ADSs”) are also listed on the New York Stock Exchange. Uptevia holds the share registry for Orange and Bank of New York Mellon acts as depositary for the ADSs.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

Item 10	Additional information
10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM OF ASSOCIATION AND BYLAWS

See the 2023 Universal Registration Document filed as Exhibit 15.1 of this document under:

−	subsection Corporate scope of Section 7.1 Company identification,
−	subsection Restrictions regarding the disposal of Shares by Directors and Officers of Section 5.1.4.2 Information on Company shares held by Directors and Officers,
−	Section 5.2.1.2 Independent Directors, section 5.2.1.5 Chairman of the Board of Directors, and section 5.2.1.8 Board and committee activities during the fiscal year,
−	Section 6.1.3 Authorizations to carry out capital increases, section 6.3 Dividend distribution policy, on page 438, section 6.2.1.2 Information on shareholders’ agreements, and Section 6.4.1 Rights, preferences and restrictions attached to shares,
−	Section 6.4.2 Actions necessary to modify shareholders’ rights,
−	Section 6.4.3 Rules for participation in and notice of Shareholders’ Meetings,
−	Section 6.4.4 Declarations of threshold crossing,
−	Section 5.2.1.1 Legal and statutory rules relating to the composition of the Board of Directors and section 6.2 Major shareholders,

which are incorporated in this section by reference.

2023 Form 20-F / ORANGE – 30

Ownership of Shares by non-French persons

Under the French Commercial Code and our bylaws, there are no limitations of general application to the right of non-residents or non-French shareholders to own or, where applicable, to exercise the voting rights attached to securities of a French company.

The general principle is that financial operations between France and foreign countries are unrestricted and a person is not required to obtain a prior authorization before acquiring a controlling interest. Under existing administrative rulings, ownership of 33 1/3% or more of the Company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances.

As an exception, pursuant to the provisions of Articles L.151-1 et seq. and R. 151-1 et seq. of the French Monetary and Financial Code (CMF), as amended by the decree (décret) No. 2023-1293 dated December 28, 2023 and the order (arrêté) dated December 28, 2023 pursuant to the French foreign investment regime, prior approval by the French Minister in charge of Economy may be required in case of investments by certain persons in certain sensitive economic areas that are likely to jeopardize public order, public safety or national defense interests. This applies to:

(I) Any investment by any non-French citizen, any French citizen not residing in France within the meaning of Article 4 B of the French Tax Code, any non-French entity or any French entity controlled by such persons or entities, that will result in the relevant investor:

(a) acquiring control (as defined in article L. 233-3 of the French Commercial Code) of an entity registered in France,

(b) acquiring all or part of a business line of an entity registered in France, or

(c) crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France, in each case1,

(d) crossing, directly or indirectly, alone or in concert, a 10% threshold of voting rights in a French company whose shares are admitted to trading on a regulated market such as Orange1,

(II) Where the entity or business line in which the investment is made conducts activities in certain strategic industries (such as the industry in which Orange operates) listed in the French Monetary and Financial Code (Articles R. 151-3 of the CMF), including:

(a) activities likely to prejudice national defense interests, participating in the exercise of official authority or likely to prejudice public order and public security (including activities related to dual-use goods and technologies, IT systems, cryptology, data capturing devices, gambling, or data storage),

(b) activities relating to essential infrastructure, goods or services (including energy, transportation, space, telecom, public health, or media),

(c) research and development activities related to critical technologies (including cybersecurity, artificial intelligence, robotics, semiconductors, quantum technologies, or energy storage) or dual-use goods and technologies.

The Authorization granted by the Minister may be subject to conditions or mitigation measures.

Investments resulting in the crossing, directly or indirectly, alone or in concert, of the 10% threshold of voting rights in a listed entity may be exempt from prior authorization by the Minister subject to prior notice the Minister for Economy and provided that the Minister has not opposed the investment within 10 business days.

Failure to obtain the relevant prior authorization: (i) shall render null and void the undertaking, agreement or contractual clause which directly or indirectly gives rise to the foreign direct investment, (ii) may give rise to a number of protective measures and injunctions decided by the French Minister in charge of Economy, which may be accompanied by daily penalty payments, and (iii) may result in a fine of up to the greater of: a) double the investment amount, or b) 10% of annual turnover before tax of the protected entity or business line, or c) 5 million euros for corporate entities and 1 million euro for natural persons, whichever is the highest amount.

Lastly, criminal measures may be imposed upon complaint by the Minister in charge of Economy, in accordance with Article 459 of the Customs Code (see also below).

The CMF also imposes an obligation for non-residents of France (and certain French residents, depending on their ownership) to file an administrative notice (déclaration administrative) with French authorities for statistical reporting requirements purposes. Transactions by which non-French residents acquire at least 10% of the share capital or voting rights, or cross the 10% threshold, of a French resident company, are considered as foreign direct investments in France and are subject to statistical reporting requirements (Articles R. 152-1; R. 152-3 and R. 152-11 of the CMF). When the investment exceeds €15,000,000, companies must declare foreign transactions directly to the Banque de France within 20 business days following the date of certain direct foreign investments in the Company, including any purchase of ADSs.

Failure to comply with such statistical reporting requirement may be sanctioned pursuant to Article 459 of the Customs Code, by five years’ imprisonment and a fine of a maximum amount equal to twice the amount which should have been reported, in accordance with Article L. 165-1 of the CMF. This amount may be increased fivefold if the violation is made by a legal entity.

At the European level, the regulation (EU) 2019/452 of 19 March 2019 establishing a framework for the screening of foreign direct investments into the European Union, as amended, provides for the implementation of a mechanism allowing Member States and the European Commission to better cooperate and share intelligence on transactions carried out by investors originating outside the European Union in one or more Member States. Pursuant to this European regulation, any transaction involving a non-European Union entity in the investor’s ownership chain must be notified to the European network. Consequently, when investing in France, foreign direct investors, or their legal counsel, must include the European notification form in their application for authorization to the French Minister in charge of Economy.

1 Does not apply either to a natural person who is a national of a Member State of the European Union or of a State party to the Agreement on the European Economic Area which has concluded an administrative assistance agreement with France to combat fraud and tax evasion and who is domiciled in one of these States, or to an entity in which all the members of the control chain, within the meaning of II of Article R. 151-1 of the French Monetary and Financial Code, are governed by the law of one of these States or are nationals of and domiciled in one of these States.

2023 Form 20-F / ORANGE – 31

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

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirement concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the judgment was rendered by a court having jurisdiction over the matter as the dispute is clearly connected to the jurisdiction of such court, the choice of the U.S. court was not fraudulent and the French courts did not have exclusive jurisdiction over the matter, (2) the judgment does not contravene international public policy rule applied by French courts, whether such rule pertains to the merits or pertains to the procedure of the case, including any defense right(s), (3) the U.S. judgment is not tainted with fraud, (4) the judgment does not conflict with a French judgment or a foreign judgment (or an arbitral award) which has become effective in France, and (5) that judgment is enforceable in the jurisdiction of the U.S. court which rendered it.

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

See Notes 3.2 Main changes in the scope of consolidation and 14.3 Liquidity Risk Management to the Consolidated Financial Statements included in Item 18, and Section 3.2.1. Recent events in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document, which is incorporated in this section by reference.

10.D	EXCHANGE CONTROLS

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by Orange to non-residents of France (subject to the absence of any specific decision taken by the government otherwise). Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident, such as dividends payments, be handled by an authorized intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries. There is a reporting obligation to the relevant customs officer for the transfer of cash in banknotes and coins of €10,000 or more carried in, or out of, the European Union.

2023 Form 20-F / ORANGE – 32

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

2023 Form 20-F / ORANGE – 33

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as at December 1, 2023, has been published in the official guidelines of the French tax authorities on December 20, 2023 (BOI-ANNX-000467) and Orange has been included on such list as a company whose market capitalization exceeded 1 billion euros as at December 1, 2023. Therefore, purchases of Orange’s Shares or ADSs are subject to such French tax on financial transactions. Please note that such list may be amended in the future.

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

2023 Form 20-F / ORANGE – 34

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

2023 Form 20-F / ORANGE – 35

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

Subject to generally applicable limitations and the Final FTC Regulations (as defined below), you may claim a deduction or a foreign tax credit for tax withheld at the applicable withholding rate. In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. Treasury Regulations issued on December 28, 2021, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Final FTC Treasury Regulations, impose additional requirements for foreign taxes to be eligible for credit. However, the IRS has indicated that taxpayers may defer the application of certain of these additional requirements until further notice. You should consult your own tax adviser about your eligibility for benefits under the U.S. France Treaty including a reduced rate of French withholding tax and for applicable limitations on claiming a deduction or foreign tax credit for any French tax withheld, including the Final FTC Regulations.

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

2023 Form 20-F / ORANGE – 36

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

Orange is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, Orange files reports, including this Annual Report on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the "SEC"). Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

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

Orange conducts limited business in Iran, all of which relates to telecommunications. The total revenue from these activities constitutes much less than 1% of the Group's consolidated revenue in the year ended December 31, 2023. Orange maintains roaming agreements and interconnection agreements with certain Iranian telecommunications companies. Orange also maintains a connectivity agreement with the Telecommunications Infrastructure Company (TIC). Separately, Orange Business operating segment provides (through indirect, wholly-owned subsidiaries of Orange) telecommunications services to certain international public organizations and multinationals in Iran. In 2023, these telecommunication services represented gross revenues of approximately 4 million euros and a net profit of approximately 0.36 million euros.

2023 Form 20-F / ORANGE – 37

In addition, Orange provides standard commercial telecommunications services to certain Iranian companies present in France and the branches of several Iranian banks in France. In 2023, these telecommunication services represented gross revenues of approximately 50,000 euros and a net profit of approximately 2,000 euros.

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

2023 Form 20-F / ORANGE – 38

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

The fees payable to the Depositary by investors are as follows:

Depositary actions:	Fee:
− Issuance of ADSs, including issuances resulting from a distribution of Shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
− Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
− Any cash distribution to ADS registered holders	$0.05 (or less) per ADS
− Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been Shares and the Shares had been deposited for issuance of ADSs
− Transfer and registration of Shares on the Depositary’s share register to or from the name of the Depositary or its agent when depositing or withdrawing Shares	Registration or transfer fees
− Depositary service	$0.05 (or less) per ADS (or portion thereof) per annum

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

2023 Form 20-F / ORANGE – 39

During the fiscal year ended December 31, 2023, payments of 2.8 million U.S. dollars were made to Orange in relation thereto.

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

Since 2003, Orange has had a Disclosure Committee whose mission is to ensure the accuracy, the compliance with applicable laws, regulations and recognized practices, the consistency and the quality of the financial information disclosed by Orange. The Disclosure Committee, operating under the authority of the Group Executive Director Finance, Performance and Development (in his capacity as Chief Financial Officer), reviews all financial information distributed by the Group, as well as related documents such as press releases announcing financial results, presentations to financial analysts and management reports. The Disclosure Committee is chaired, by delegation, by the Group Accounting Director and brings together the heads of the Legal, Internal Audit, Controlling, Investor Relations and Communication Departments.

2023 Form 20-F / ORANGE – 40

Orange’s Chief Executive Officer and Group Executive Director Finance, Performance and Development (in his capacity as Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, have concluded that, as of such date, Orange’s disclosure controls and procedures were effective. Orange’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and that such information is made known to the Chief Executive Officer and Group Executive Director Finance, Performance and Development (in his capacity as Chief Financial Officer), as appropriate to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Group’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG S.A. and Deloitte & Associés, independent registered public accounting firms, as stated in their report which is included herein.

15.C	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Orange S.A.,

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2023, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated March 27, 2024 expressed an unqualified opinion on those consolidated financial statements.

2023 Form 20-F / ORANGE – 41

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

March 27, 2024

/s/ KPMG S.A. Represented by Jacques Yves PIERRE	/s/ Deloitte & Associés

15.D	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

Item 16	[Reserved]
Item 16A	Audit committee financial expert

Gilles Grapinet is the Audit Committee's financial expert as defined in Item 16A(b) and (c) of the SEC General Instructions on Form 20-F. Gilles Grapinet is “independent” as defined by Rule 10A-3(b)(1)(ii) under the Exchange Act, as amended (see Item 6 Directors, Senior Management and Employees). Mr. Grapinet's term as director will expire at the Annual General Meeting of shareholders in May 2027.

2023 Form 20-F / ORANGE – 42

Item 16B	Code of ethics

Orange’s Board of Directors has adopted a Code of Ethics that applies to all Orange employees, including the Chief Executive Officer, the Group Executive Director Finance, Performance and Development , the principal accounting officer and the persons performing similar functions. A copy of Orange’s Code of Ethics is filed as Exhibit 11 to this document and is publicly accessible free of charge on Orange’s website at www.orange.com. In the event of any amendments to the Code of Conduct, Orange will disclose such modifications on its website.

Item 16C	Principal accountant fees and services

Information about fees billed to Orange by our Independent registered public accounting firms KPMG SA, Paris La Défense, France (PCAOB ID No. 1253) and Deloitte & Associés, Paris La Défense, France (PCAOB ID No. 1756) is presented in Note 21 Auditor’s fees to the Consolidated Financial Statements.

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

Orange’s Audit Committee consists of five directors including three directors who meet the independence requirements under Rule 10A-3 under the Exchange Act, as amended, and two who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) under the Exchange Act. The Audit Committee members exempt from the independence requirements are Ms. Céline Fornaro who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) under the Exchange Act relating to foreign government representatives, and Mr. Sébastien Crozier who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(C) under the Exchange Act relating to non-executive employees. Orange’s reliance on such exemptions does not materially adversely affect the ability of the Audit Committee to act independently.

Item 16E	Purchase of equity securities by the issuer and affiliated purchasers

The information required by this section is set forth in the 2023 Universal Registration Document filed as Exhibit 15.1 of this document in Section 6.1.4 Treasury shares – Share Buyback program, and is incorporated in this section by reference.

The table below presents additional information on the purchases of treasury Shares in 2023:

Settlement month	Total number of Shares purchased	Weighted average gross price per Share (€)	Total number of Shares purchased as part of publicly announced programs (1)	Maximum number of Shares that may yet be purchased under the programs (2)
January 2023	2,806,489	97,067	2,806,489	250,634,660
February 2023	2,092,753	100,234	2,092,753	248,541,907
March 2023	4,218,743	107,665	4,218,743	244,323,164
April 2023	3,192,879	112,728	3,192,879	241,130,285
May 2023	4,068,649	115,156	4,068,649	261,937,011
June 2023	1,815,064	107,285	1,815,064	260,121,947
July 2023	2,266,422	105,379	2,266,422	257,855,525
August 2023	983,279	102,261	983,279	256,872,246
September 2023	1,728,444	108,194	1,728,444	255,143,802
October 2023	1,689,902	108,816	1,689,902	253,453,900
November 2023	1,922,949	110,410	1,922,949	251,530,951
December 2023	3,134,314	108,663	3,134,314	248,396,637
Total	29,919,887		29,919,887

(1)	Until May 23, 2023, under the 2022 Share buyback program approved by the Annual Shareholders' Meeting of May 19, 2022 for up to 10% of Orange’s share capital; from May 24, 2023, under the 2023 Share buyback program approved by the Annual Shareholders' Meeting of May 23, 2023 for up to 10% of Orange’s share capital for a period of 18 months
(2)	At month end.

2023 Form 20-F / ORANGE – 43

Item 16F	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G	Corporate governance

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
Board Independence

Orange’s Board of Directors has chosen to determine the independence of its members against the criteria set out in France in the Afep-Medef Report (defined in Item 16G as the “Report”), which provides that one-third of board members should be independent. According to the criteria the Report sets out, seven members (out of the total of 15 current board members) are independent.

Orange has not tested the independence of its board members under the NYSE standards; a majority of the board may not be independent under those criteria.

The criteria against which the directors’ independence must be tested, as provided in the Report, are set forth in Section 5.2.1.2 Independent Directors of the 2023 Universal Registration Document, filed as Exhibit 15.1 of this document and is incorporated this section by reference.

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

Of those, one is a representative of the French Government and one is an employee who is not an executive officer of the Issuer. While not meeting the definition of independence set forth in Rules 10A-3 (b) (1) under the Exchange Act, as amended, they fall within the exceptions under Rule 10A-3(b)(1)(iv) (C) relating to non-executive employees and Rule 10A-3(b)(1)(iv) (E) relating to foreign government representatives. For its part, the Report recommends that two-thirds of an audit committee’s members should be independent.

The Committee is responsible for organizing the procedure for selecting the statutory auditors. It makes a recommendation to the Board of Directors regarding their choice and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the Shareholders’ Meeting.

According to its charter, the Committee has the authority to engage advisors including those with respect to sustainability as per the European corporate sustainability reporting directive (CSRD) and determine appropriate funding for payment of compensation to an accounting firm for an audit or other service.

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

Adoption and disclosure of corporate governance guidelines

Orange has adopted corporate governance guidelines (the “Internal Guidelines,” available on its website at www.orange.com under Group/Governance/Documentation links to Governance) as required by French law.

2023 Form 20-F / ORANGE – 44

NYSE Standards	Corporate Governance Practices of Orange

For the avoidance of doubt, the information available on our website is not incorporated by reference in this Annual Report on Form 20-F.

These corporate governance guidelines do not cover all items required by NYSE guidelines for U.S. companies.

Code of Ethics	Orange has adopted a Code of Ethics to be observed by all its directors, officers and other employees that generally meets the requirements of the NYSE.
Annual certifications

Because Orange is a “foreign private issuer” as described above, its Chief Executive Officer and its Chief Financial Officer issue the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 on an annual basis (with the filing of its Annual Report on Form 20-F) rather than on a quarterly basis as would be the case of a US corporation filing quarterly reports on Form 10-Q.

Item 16H	Mine Safety Disclosure

Not applicable.

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J	Insider Trading Policies

Not applicable.

Item 16K	Cybersecurity

Risk Management and Strategy

To assess, identify and manage material risks from cybersecurity, Orange has implemented a general data security framework that covers both corporate information and personal data.

This framework is integrated into Orange’s overall risk management system as a component of its Group Security Management System (“GSMS”), which is guided by internationally-recognized standards. The objective of the GSMS is the continuous improvement of security based on the management and assessment of risks, particularly risks from cybersecurity threats. A key part of the GSMS is the group security policy (the “Group Security Policy”), which contains a risk-based approach and seeks to apply certain guiding security principles and strategic objectives to Orange business segments.

Orange’s cybersecurity risk management is implemented by Orange’s Corporate Security Directorate (“DSEC”), which is responsible for setting the parameters of Orange’s cybersecurity risk profile and presenting its analysis of key cybersecurity matters to Orange management. Through the DSEC, the implementation of the Group Security Policy is regularly assessed and monitored for effectiveness and compliance with the Group Security Policy.  The DSEC is also responsible for determining the principal cybersecurity risks facing the Group, which are presented to and approved by the Risk Committee of the Group’s Executive Committee. Cybersecurity incidents are managed by the DSEC and reported to the Risk Committee and, if necessary, the Board, as circumstances require.

In addition, employees are informed of issues and risks related to cybersecurity through a range of in-house training courses covering both the principles of data security and compliance requirements in terms of personal data protection.

Orange also engages third party service providers from time to time to assist it with assessing, enhancing, implementing, and monitoring its cybersecurity risk-management programs. Orange maintains processes to oversee and identify risks from cybersecurity threats associated with its use of third-party service providers, including through a special team within the DSEC dedicated to evaluating the cybersecurity risks of such third-party providers. The Group conducts a cybersecurity review and seeks to obtain contractual assurances regarding cybersecurity as part of the contract it enters into with such third-party providers.

As of the filing of this Annual Report on Form 20-F, the Group is not aware of any cybersecurity incidents that have occurred since the beginning of 2023 that have materially affected, or are reasonably likely to materially affect Orange, including Orange’s business strategy, results of operations or financial condition. Orange could be subject to cybersecurity incidents in the future which may have a material adverse effect on Orange’s business strategy, results of operations or financial condition. For further information on Orange’s risks relating to cybersecurity threats, see item 3.D Risk factors.

Governance

The DSEC has the everyday responsibility for overseeing cybersecurity risks and also presents to the Risk Committee on its cybersecurity risk analysis, the Group’s risk mitigation plan, security objectives, self-evaluation results from various Orange entities, and security KPIs, as well as results from cybersecurity audits conducted by the DSEC.

2023 Form 20-F / ORANGE – 45

The DSEC leads the Committee for Operational Group Security (the “COSG”).  The COSG meets regularly to review how Orange’s overall cybersecurity strategy and resilience is implemented within Orange affiliates. The COSG is co-chaired by the Director of the DSEC and the Group’s Chief Technology and Innovation Officer (“CTIO”). The CSOG is comprised of security personnel and other Security executives from Orange’s various business segments.

At the management level, within the Executive Committee, the Risk Committee receives regular reports from the DSEC and then presents a report on cybersecurity risks to the Audit Committee by Group Security Director. For more information on the Risk Committee, see Section 5.2.2.3 Executive Committee and Group governance committees of the 2023 Universal Registration Document filed as Exhibit 15.1 of this document.

Orange’s Board of Directors has overall responsibility for the oversight of risk management, including the oversight of risks from cybersecurity threats. The Board is informed of such risks through the Audit Committee, which receives regular presentations from Group Security Director, including the risk analysis which is conducted by the DSEC and reviewed by the Risk Committee.  The Audit Committee regularly evaluates the Group’s risks, including the efficacy of risk monitoring tools, major risks confronting the group, preventative measures taken. The Audit Committee reported this analysis to the Board, which reviewed, proposed improvements, and put in place a calendar to monitor the proposed actions.

Orange’s CTIO has over 25 years of experience in the cybersecurity industry. This experience includes cybersecurity roles of high responsibility at large public companies.

2023 Form 20-F / ORANGE – 46

PART III

ITEM 17	Financial statements

Not applicable.

ITEM 18	Financial statements

The information required in this item is included in pages F-1 to F-143 attached hereto.

ITEM 19	List of exhibits

1.	Bylaws (statuts) of Orange, as amended on May 19, 2022.
2.(a)*	Form of Amended and Restated Deposit Agreement among the Depositary, owners and holders of American Depositary Shares.
2.(c)**	Indenture dated March 14, 2001 between Orange (formerly France Telecom) and, inter alia, Citibank, NA as Trustee.
8.	List of Orange’s subsidiaries: see Note 20 Main consolidated entities to the Consolidated Financial Statements at page F-141 and F-142.
11.	Code of Ethics of Orange
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Group Executive Director Finance, Performance and Development acting in his capacity as Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2

Certification of Group Executive Director Finance, Performance and Development acting in his capacity as Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Excerpt of the pages and sections of the 2023 Universal Registration Document that form a part of this document and are incorporated by reference in certain sections of this document as specified.
15.2	Consent of KPMG S.A. as auditor of Orange with respect to the financial years ended December 31, 2021, 2022 and 2023
15.3	Consent of Deloitte as auditor of Orange with respect to the financial years ended December 31, 2021, 2022 and 2023
97.1	Clawback Policy of Orange
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

2023 Form 20-F / ORANGE – 47

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORANGE

/s/ Laurent Martinez

Name:  Laurent Martinez

Title:     Group Executive Director, Finance, Performance and Development (Principal Financial Officer)

Issy-les-Moulineaux, France

March 29, 2024

2023 Form 20-F / ORANGE – 48

Consolidated financial statements 2023	F-1

Report of independent registered public accounting firms

Report of Independent Registered Public Accounting Firms

To the Shareholders and Board of Directors of Orange S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Orange S.A. and its subsidiaries (the “Group”) as of December 31, 2023, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2024 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of goodwill impairment for the Enterprise cash generating unit

Description of the matter

As discussed in Note 7 to the consolidated financial statements, the Group has goodwill for a net value of 23,775 million euros as of December 31, 2023. The Group performs impairment analyses with respect to its goodwill at least annually and more frequently when there is an indication of impairment. These tests are performed at the level of each cash generating unit (CGU) or group of CGUs, which generally correspond to the operating segment, or to each country in the Africa and Middle East region and Europe. An impairment loss is recognized if the recoverable amount of the assets and liabilities of the CGU is lower than the carrying value. With the exception of the Belgium-Luxemburg and Romania group of CGUs and CGU, for which the recoverable amounts are determined based on the fair value by reference to on-going transactions, the recoverable amount is determined mostly based upon retaining the value in use. The estimate of value in use is the present value of future expected cash flows.

The assessment of the value in use requires certain management estimates and judgments as described in Notes 2.5.2 and 7 to the consolidated financial statements, including the assessment of the competitive, political, economic and financial environment of the countries where the Group operates, the ability to achieve the operating cash flows from the business plans and the discount rates and perpetuity growth rates used in the calculation of recoverable amounts.

In the context of the current transformation of the Orange Business segment’s business model, whose market is undergoing changes as described in Note 5.3, the determination of the recoverable amount of the Enterprise CGU, included in the Orange Business segment, and the resulting margin between recoverable amount and carrying value tested, are especially sensitive to the following management assumptions:

−	future expected cash flows used for the business plans, specifically, the revenue growth rate and the EBITDAaL margin rate,
−	discount rate and perpetuity growth rate applied to future expected cash flows.

We identified the evaluation of the goodwill impairment analysis for the Enterprise CGU as a critical audit matter due to the especially subjective auditor judgment and specialized skills and knowledge necessary to audit these management assumptions.

Consolidated financial statements 2023	F-2

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process for the Enterprise CGU, including controls related to the determination of the recoverable amount and the development of the future expected cash flows, discount rate and perpetuity growth rate assumptions.

To assess the Group’s ability to forecast future expected cash flows, with the assistance of valuation professionals with specialized skills and knowledge, we compared the Group’s previous forecasts to actual results and we compared the business plan used in 2023 impairment tests with previous forecasts. We inquired of financial and operational management of the Group to gain an understanding of the significant assumptions used in the business plan. We assessed the reasonableness of the revenue growth rate and the EBITDAaL margin rate underlying the forecasted cash flows, by comparing them against the Group’s peer companies’ analyst reports and market research reports. We compared the data, including the revenue growth rate and the EBITDAaL margin rate, used in the model by the Group in the determination of recoverable amounts to the business plan submitted to the Board of Directors.

We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating the methodology used to determine the discount rate and the perpetuity growth rate used by comparing those rates against rate ranges that were independently developed using publicly available market data for comparable entities and, (2) assessing the consistency of the discount rate, based on the weighted average cost of capital for the Enterprise CGU, and the reasonableness of the risk-free rate and risk premium used by management by comparing them to publicly available market data. In addition, we tested the sensitivity analyses carried out by the Group and performed our own sensitivity analyses over future expected cash flows, the discount rate and the perpetuity growth rate to assess (1) the impact of changes in those assumptions on the impairment analysis and (2) the adequacy of the information on sensitivity disclosed in Note 7.4 to the consolidated financial statements.

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

As discussed in Note 18 to the consolidated financial statements, the Group recognized provisions for risk in respect of its disputes (excluding those presented in Notes 6.2 and 10.3 concerning disputes with social security and tax administrations) for € 283 million as of December 31, 2023. The provisions are primarily related to legal disputes in which the Group is involved in France, of which the most significant disputes are presented individually in Note 18 to the consolidated financial statements under the paragraph headings Mobile Services, Fixed Services and Other proceedings in France (“main legal disputes”).

Consolidated financial statements 2023	F-3

As discussed in Note 10.3 to the consolidated financial statements, Orange SA is subject to tax audits in France for the years 2017-2018 and 2019-2020 (tax audits), for which the tax adjustments notified to date total approximately € 535 million, including default penalties and interest. Note 10.3 further indicates that the Group makes a best estimate of the risks related to these adjustments, the effects of which are not significant, as assessed by the Group's management.

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

How we addressed the matter in our audit

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process to identify financial risks, and, where appropriate, recognize provisions and prepare the related financial statement disclosures, including on risk exposure. This included controls related to the evaluation of provisions based on information provided by the legal and tax departments and the Group’s external legal counsel. We inquired of the Group’s legal and tax departments and the Secretary General of the Group and analyzed available information, including the minutes of court hearings, to evaluate the assumptions used for determining the provisions for the main legal disputes and tax audits. We analyzed the responses received from the Group’s external counsel setting forth their views relating to these disputes, including their likely financial consequences. We assessed whether relevant events were considered in the recognition of the provisions, as well as in the financial statement disclosures. We compared historical provision estimates to actual settlements. We involved tax professionals with specialized skills and knowledge who assisted in evaluating management's assessment of the risk related to the tax audits in France. In addition, we assessed the adequacy of the information disclosed in the consolidated financial statements related to the main legal disputes and tax audits in France.

Paris-La Défense, France

March 27, 2024

/s/ KPMG S.A. Represented by Jacques Yves PIERRE We have served as the Group‘s auditor since 2015	/s/ Deloitte & Associés We have served as the Group‘s auditor since 2021

Consolidated financial statements 2023	F-4

CONSOLIDATED FINANCIAL
STATEMENTS

Year ended December 31, 2023

Consolidated financial statements 2023	F-5

Consolidated financial statements 2023	F-6

The accompanying notes form an integral part of the Consolidated Financial Statements. The accounting policies are set out in the shaded areas of each note.

Consolidated financial statements 2023	F-7

Significant events 2023

Takeover of VOO in Belgium	French pension reform	Restructuring programs

Following the approval of the European Commission, Orange Belgium has finalized on June 2nd, 2023, the acquisition of 75% of the capital minus one share of VOO for 1,369 million euros from Nethys.

The Group has granted Nethys a put option on its remaining stake, exercisable for three years.

In France, the pension reform enacted on April 14, 2023 led to the recognition of an additional provision of 241 million euros in respect of the French part-time for seniors plans (Temps Partiel Senior – TPS), which provided for the extension of measures for employees affected by the reform, and to the recognition of a provision reversal of 22 million euros for post-employment benefits.

In 2023, the Group launched transformation programs in France and abroad.

These programs notably involve the implementation of departure plans for Orange Business and Orange Bank activities, for which discussions with employee representative bodies in France are in progress at December 31, 2023.

In view of the progress of discussions, costs and provisions were recognized for a total of (215) million euros at December 31, 2023 for the Orange Business restructuring program in France and abroad and (122) million euros for the Orange Bank plan.

Note 3.2	Note 6	Note 5.3

Consolidated Financial Statements 2023	F-8

Consolidated income statement

(in millions of euros, except for per share data)	Note	2023	2022	2021
Revenue	4.1	44,122	43,471	42,522
External purchases	5.1	(19,322)	(18,732)	(17,973)
Other operating income	4.2	894	747	783
Other operating expenses	5.2	(452)	(413)	(700)
Labor expenses	6.1	(9,018)	(8,920)	(9,917)
Operating taxes and levies	10.1.1	(1,794)	(1,882)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	90	233	2,507
Restructuring costs	5.3	(456)	(125)	(331)
Depreciation and amortization of fixed assets	8.2	(7,312)	(7,035)	(7,074)
Depreciation and amortization of financed assets	8.5	(129)	(107)	(84)
Depreciation and amortization of right-of-use assets	9.1	(1,522)	(1,507)	(1,481)
Effects resulting from business combinations		11	—	—
Impairment of goodwill	7.1	—	(817)	(3,702)
Impairment of fixed assets	8.3	(47)	(56)	(17)
Impairment of right-of-use assets	9.1	(69)	(54)	(91)
Share of profits (losses) of associates and joint ventures	11.1	(29)	(2)	3
Operating income		4,969	4,801	2,521
Cost of gross financial debt excluding financed assets		(1,073)	(775)	(829)
Interests on debts related to financed assets		(14)	(3)	(1)
Gains (losses) on assets contributing to net financial debt		283	48	(3)
Foreign exchange gain (loss)		(32)	(97)	65
Interests on lease liabilities		(258)	(145)	(120)
Other net financial expenses		(112)	52	106
Finance costs, net	13.2	(1,206)	(920)	(782)
Income taxes	10.2.1	(871)	(1,265)	(962)
Consolidated net income		2,892	2,617	778
Net income attributable to owners of the parent company		2,440	2,146	233
Non-controlling interests	15.6	451	471	545

Earnings per share (in euros) attributable to parent company	15.7
Net income
– basic		0.85	0.73	0.00
– diluted		0.85	0.73	0.00

Consolidated Financial Statements 2023	F-9

Consolidated statement of comprehensive income

(in millions of euros)	Note	2023	2022	2021
Consolidated net income		2,892	2,617	778
Remeasurements of the net defined benefit liability	6.2	(96)	176	59
Assets at fair value	13.7-17.1	3	(116)	9
Income tax relating to items that will not be reclassified	10.2.2	20	(47)	(14)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		14	0	(4)
Items that will not be reclassified to profit or loss (a)		(59)	13	51
Assets at fair value	13.7-17.1	2	4	1
Cash flow hedges	13.8.2	(269)	295	317
Translation adjustment gains and losses	15.5	(28)	(374)	200
Income tax relating to items that are or may be reclassified	10.2.2	66	(70)	(84)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		(26)	51	5
Items that are or may be reclassified subsequently to profit or loss (b)		(255)	(93)	439
Other consolidated comprehensive income (a) + (b)		(314)	(80)	490
Consolidated comprehensive income		2,578	2,537	1,267
Comprehensive income attributable to the owners of the parent company		2,108	2,050	687
Comprehensive income attributable to non-controlling interests		470	487	580

Consolidated Financial Statements 2023	F-10

Consolidated statement of financial position

(in millions of euros)	Note	December 31,	December 31,	December 31,
		2023	2022	2021
Assets
Goodwill	7.2	23,775	23,113	24,192
Other intangible assets	8.4	15,098	14,946	14,940
Property, plant and equipment	8.5	33,193	31,640	30,484
Right-of-use assets	9.1	8,175	7,936	7,702
Interests in associates and joint ventures	11	1,491	1,486	1,440
Non-current financial assets related to Mobile Financial Services activities	17.1	297	656	900
Non-current financial assets	13.1	1,036	977	950
Non-current derivatives assets	13.1	956	1,458	683
Other non-current assets	4.5	192	216	254
Deferred tax assets	10.2.3	598	421	692
Total non-current assets		84,811	82,847	82,236
Inventories	5.4	1,152	1,048	952
Trade receivables	4.3	6,013	6,305	6,029
Other customer contract assets	4.4	1,795	1,570	1,460
Current financial assets related to Mobile Financial Services activities	17.1	3,184	2,742	2,381
Current financial assets	13.1	2,713	4,541	2,313
Current derivatives assets	13.1	37	112	7
Other current assets	4.5	2,388	2,217	1,875
Operating taxes and levies receivables	10.1.2	1,233	1,265	1,163
Current taxes assets	10.2.3	240	149	181
Prepaid expenses	5.5	868	851	851
Cash and cash equivalents	13.1	5,618	6,004	8,621
Total current assets		25,241	26,803	25,834
Total assets		110,052	109,650	108,071
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		4,950	4,950	5,497
Retained earnings		(625)	(666)	(656)
Equity attributable to the owners of the parent company		31,825	31,784	32,341
Non-controlling interests		3,274	3,172	3,020
Total equity	15	35,098	34,956	35,361
Non-current financial liabilities	13.1	30,535	31,930	31,922
Non-current derivatives liabilities	13.1	225	397	220
Non-current lease liabilities	9.2	7,099	6,901	6,696
Non-current fixed assets payables	8.6	1,608	1,480	1,370
Non-current financial liabilities related to Mobile Financial Services activities	17.1	73	82	0
Non-current employee benefits	6.2	2,551	2,567	2,798
Non-current dismantling provisions	8.7	698	670	876
Non-current restructuring provisions	5.3	196	43	61
Other non-current liabilities	5.7	299	276	306
Deferred tax liabilities	10.2.3	1,143	1,124	1,185
Total non-current liabilities		44,427	45,471	45,434
Current financial liabilities	13.1	5,451	4,702	3,421
Current derivatives liabilities	13.1	40	51	124
Current lease liabilities	9.2	1,469	1,509	1,369
Current fixed assets payables	8.6	2,926	3,101	3,111
Trade payables	5.6	7,042	7,067	6,738
Customer contract liabilities	4.4	2,717	2,579	2,512
Current financial liabilities related to Mobile Financial Services activities	17.1	3,073	3,034	3,161
Current employee benefits	6.2	2,632	2,418	2,316
Current dismantling provisions	8.7	40	26	21
Current restructuring provisions	5.3	281	119	124
Other current liabilities	5.7	2,779	2,526	2,338
Operating taxes and levies payables	10.1.2	1,483	1,405	1,436
Current taxes payables	10.2.3	460	538	425
Deferred income		135	149	180
Total current liabilities		30,526	29,223	27,276
Total equity and liabilities		110,052	109,650	108,071

Consolidated Financial Statements 2023	F-11

Consolidated statement of changes in shareholders’ equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total
		Number of	Share	Share	Subor-	Reserves	Other	Total	Reserves	Other	Total	equity
		issued shares	capital	premiums	dinated		compre-			compre-
				and	notes		hensive			hensive
				statutory			income			income
				reserve
Balance as of January 1, 2021		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		—	—	—	—	233	454	687	545	36	580	1,267
Share-based compensation	6.3	—	—	—	—	165	—	165	6	—	6	171
Purchase of treasury shares	15.2	—	—	—	—	(179)	—	(179)	—	—	—	(179)
Dividends	15.3	—	—	—	—	(2,127)	—	(2,127)	(218)	—	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	—	—	—	(306)	(6)	—	(311)	—	—	—	(311)
Subordinated notes remuneration	15.4	—	—	—	—	(238)	—	(238)	—	—	—	(238)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(185)	—	(185)	(213)	—	(213)	(398)
Changes in ownership interests with gain/loss of control(1)	3.2	—	—	—	—	—	—	—	249	—	249	249
Other movements		—	—	—	—	(28)	—	(28)	(28)	—	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		—	—	—	—	2,146	(96)	2,050	471	16	487	2,537
Share-based compensation	6.3	—	—	—	—	11	—	11	3	—	3	14
Purchase of treasury shares	15.2	—	—	—	—	(7)	—	(7)	—	—	—	(7)
Dividends	15.3	—	—	—	—	(1,861)	—	(1,861)	(328)	—	(328)	(2,189)
Issues and purchases of subordinated notes	15.4	—	—	—	(547)	51	—	(496)	—	—	—	(496)
Subordinated notes remuneration	15.4	—	—	—	—	(215)	—	(215)	—	—	—	(215)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(10)	—	(10)	—	—	—	(10)
Changes in ownership interests with gain/loss of control	3.2	—	—	—	—	—	—	—	—	—	—	—
Other movements		—	—	—	—	(29)	—	(29)	(10)	—	(10)	(39)
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956
Consolidated comprehensive income		—	—	—	—	2,440	(332)	2,108	451	19	470	2,578
Share-based compensation	6.3	—	—	—	—	13	—	13	3	—	3	16
Purchase of treasury shares	15.2	—	—	—	—	(15)	—	(15)	—	—	—	(15)
Dividends	15.3	—	—	—	—	(1,862)	—	(1,862)	(381)	—	(381)	(2,242)
Issues and purchases of subordinated notes	15.4	—	—	—	—	(22)	—	(22)	—	—	—	(22)
Subordinated notes remuneration	15.4	—	—	—	—	(185)	—	(185)	—	—	—	(185)
Changes in ownership interests with no gain/loss of control	3.2	—	—	—	—	(6)	—	(6)	(2)	—	(2)	(8)
Changes in ownership interests with gain/loss of control(2)	3.2	—	—	—	—	—	—	—	—	—	—	0
Other movements		—	—	—	—	10	—	10	11	—	11	21
Balance as of December 31, 2023		2,660,056,599	10,640	16,859	4,950	61	(686)	31,825	3,043	230	3,274	35,098

(1)	Related to the takeover of Telekom Romania Communications (see Note 3.2).
(2)	Includes the fair value of the minority interests in VOO’s equity at the acquisition date, offset by the effect of the initial recognition of the financial liability related to the put option granted to Nethys by Orange (see Note 3.2).

Consolidated Financial Statements 2023	F-12

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total
	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	other
	fair value	instruments	adjustment	gains	tax	compre-		fair value	instruments	adjustment	gains	tax	compre-		compre-
				and		hensive					and		hensive		hensive
				losses		income					losses		income		income
						of associates							of associates
						and joint							and joint
						ventures							ventures

Balance as of January 1, 2021	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	—	—	159	(552)
Variation(1)	11	318	160	63	(98)	1	454	—	(1)	40	(4)	—	—	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	—	195	(62)
Variation(1)	(111)	267	(360)	179	(112)	42	(96)	—	28	(14)	(3)	(4)	9	16	(80)
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)
Variation(1)	5	(254)	(71)	(89)	81	(6)	(332)	—	(15)	43	(7)	4	(6)	19	(314)
Balance as of December 31, 2023	(28)	233	(526)	(426)	65	(3)	(686)	(4)	10	240	(21)	1	3	230	(456)

(1)	Including in 2023 a variation of (269) million euros related to hedging instruments (of which (236) million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial loss of (80) million euros mainly related to the decrease in discount rates and translation adjustments of (28) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2022 a variation of 295 million euros related to hedging instruments (of which 187 million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial gain of 176 million euros mainly related to the increase in discount rates and translation adjustments of (374) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in American dollar and pound sterling held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Associates and joint ventures: entities accounted for using the equity method; amount before currency translation adjustments.

Consolidated Financial Statements 2023	F-13

Consolidated statement of cash flows

(in millions of euros)	Note	2023	2022	2021
Operating activities
Consolidated net income		2,892	2,617	778
Non-monetary items and reclassified items for presentation		12,971	13,298	14,592
Operating taxes and levies	10.1.1	1,794	1,882	1,926
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(90)	(233)	(2,507)
Other gains and losses		(44)	(22)	(28)
Depreciation and amortization of fixed assets	8.2	7,312	7,035	7,074
Depreciation and amortization of financed assets	8.5	129	107	84
Depreciation and amortization of right-of-use assets	9.1	1,522	1,507	1,481
Changes in provisions	4-5-6-8	117	(133)	803
Effects resulting from business combinations		(11)	—	—
Impairment of goodwill	7.1	—	817	3,702
Impairment of fixed assets	8.3	47	56	17
Impairment of right-of-use assets	9.1	69	54	91
Share of profits (losses) of associates and joint ventures	11	29	2	(3)
Operational net foreign exchange and derivatives		5	28	30
Finance costs, net	13.2	1,206	920	782
Income tax	10.2.1	871	1,265	962
Share-based compensation		16	14	179
Changes in working capital and operating banking activities(1)		(8)	(792)	(177)
Decrease (increase) in inventories, gross		(84)	(108)	(126)
Decrease (increase) in trade receivables, gross		441	(289)	64
Increase (decrease) in trade payables		(100)	297	36
Changes in other customer contract assets and liabilities		(103)	(26)	140
Changes in other assets and liabilities (2)		(163)	(666)	(292)
Other net cash out		(3,801)	(3,888)	(3,956)
Operating taxes and levies paid		(1,680)	(1,906)	(1,880)
Dividends received		44	13	12
Interest paid and interest rates effects on derivatives, net (3)		(1,035)	(963)	(1,134)
Income tax paid		(1,129)	(1,033)	(954)
Net cash provided by operating activities (a)		12,054	11,235	11,236
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(7,630)	(8,282)	(8,580)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(7,829)	(8,777)	(8,749)
Increase (decrease) in fixed assets payables		(133)	170	(72)
Investing donations received in advance		16	1	24
Sales of property, plant and equipment and intangible assets		316	324	217
Cash paid for investment securities, net of cash acquired	3.2	(1,416)	(58)	(211)
VOO		(1,373)	—	—
Telekom Romania Communications		—	11	(206)
Other		(43)	(68)	(5)
Investments in associates and joint ventures		(38)	(10)	(3)
Purchases of investment securities measured at fair value		(46)	(34)	(76)
Proceeds from sales of investment securities, net of cash transferred	3.2	34	12	891
Swiatłowod Inwestycje Sp. z o.o (FiberCo in Poland)		25	18	132
Orange Concessions		—	(8)	758
Other		9	2	—
Other proceeds from sales of investment securities at fair value		3	5	95
Decrease (increase) in securities and other financial assets		2,085	(2,081)	1,908
Investments at fair value, excluding cash equivalents		1,831	(2,256)	936
Other(5)		254	175	972
Net cash used in investing activities (b)		(7,008)	(10,448)	(5,976)

Consolidated Financial Statements 2023	F-14

(in millions of euros)	Note	2023	2022	2021
Financing activities
Medium and long-term debt issuances	13.5-13.6	1,442	1,809	2,523
Medium and long-term debt redemptions and repayments	13.5-13.6	(2,595)	(1,088)	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings		56	(400)	1,143
Decrease (increase) of cash collateral deposits		(466)	771	988
Exchange rates effects on derivatives, net		5	(91)	201
Repayments of lease liabilities	9.2	(1,657)	(1,519)	(1,625)
Subordinated notes issuances (purchases) and other related fees	15.4	177	(451)	(311)
Coupon on subordinated notes	15.4	(177)	(213)	(238)
Proceeds (purchases) treasury shares	15.2	(15)	14	(199)
o/w employee share offering (Orange Together 2021)	6.3	—	20	(188)
Capital increase (decrease) - non-controlling interests		2	—	5
Changes in ownership interests with no gain / loss of control	3.2	(9)	(11)	(403)
Dividends paid to owners of the parent company	15.3	(1,862)	(1,861)	(2,127)
Dividends paid to non-controlling interests	15.6	(368)	(304)	(218)
Net cash used in financing activities (c)		(5,465)	(3,343)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)		(419)	(2,556)	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,004	8,621	8,145
Cash change in cash and cash equivalents		(419)	(2,556)	427
Non-cash change in cash and cash equivalents(6)		32	(61)	50
Cash and cash equivalents in the closing balance		5,618	6,004	8,621

(1)	Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2)	Excluding operating tax receivables and payables.
(3)	Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (120) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.
(4)	Acquisitions of financed assets for 233 million euros in 2023, 229 million euros in 2022 and 40 million euros in 2021 have no effect on the net cash used in investing activities.
(5)	Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2).
(6)	Of which effect of exchange rates changes and other non-monetary effects.

Consolidated Financial Statements 2023	F-15

Note 1    Segment information

1.1Basis of preparation of segment information

Changes in segment information

The Orange group has announced its intention to transform its business model in the Enterprise business segment and to strengthen its position in cybersecurity. In line with these announcements, the Enterprise segment is changing its name to Orange Business.

The segment information presented herein takes into account the following changes in organization and scope:

−	In 2023, the Other European countries segment includes the contribution of VOO from June 2, 2023 (see Note 3.2);
−	Since January 1, 2022, Totem’s figures have been presented in a distinct operating segment. In 2021, these figures were included in the France, Spain and International Carriers & Shared Services segments;
−	In 2021, the Other European countries segment included the contribution of Telekom Romania Communications from September 30, 2021 (see Note 3.2).

Definition of Group operating performance indicators

The key operating performance indicators used by the Group are described in Note 1.10.

The description of different sources of revenue is presented in Note 4.1.

Consolidated Financial Statements 2023	F-16

1.2    Segment revenue

(in millions of euros)	France		Europe
			Spain	Other	Eliminations
				European	Europe
				countries
December 31, 2023
Revenue	17,730		4,698	6,889	(12)
Convergence services	5,065		1,894	1,194	—
Mobile services only	2,364		782	2,150	—
Fixed services only	3,725	(4)	457	904	—
IT & integration services	—		58	507	—
Wholesale	4,514		793	919	(12)
Equipment sales	1,394		711	1,047	—
Other revenues	668		2	168	—
External	17,007		4,643	6,795	—
Inter-operating segments	723		55	93	(12)

December 31, 2022
Revenue	17,983		4,647	6,329	(14)
Convergence services	4,857		1,870	959	—
Mobile services only	2,332		790	2,079	—
Fixed services only	3,787	(4)	436	783	—
IT & integration services	—		41	430	—
Wholesale	4,938		878	964	(14)
Equipment sales	1,323		632	927	—
Other revenues	746		1	185	—
External	17,238		4,586	6,219	—
Inter-operating segments	745		61	109	(14)

December 31, 2021
Revenue	18,092		4,720	5,870	(11)
Convergence services	4,697		1,870	850	—
Mobile services only	2,276		880	2,007	—
Fixed services only	3,872	(4)	435	652	—
IT & integration services	—		14	338	—
Wholesale	5,313		900	998	(11)
Equipment sales	1,226		621	869	—
Other revenues	708		1	155	—
External	17,489		4,672	5,776	—
Inter-operating segments	603		48	94	(11)

(1)	Including, in 2023, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,703 million euros in other European countries and 1,079 million euros in other countries.

Including, in 2022, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,762 million euros in other European countries and 1,023 million euros in other countries.

Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

(2)	Including, in 2023, revenue of 492 million euros in France and 195 million euros in Spain.

Including, in 2022, revenue of 473 million euros in France and 212 million euros in Spain.

(3)	Including revenue of 1,283 million euros in France in 2023, 1,361 million euros in 2022 and 1,353 million euros in 2021.
(4)	Including, in 2023, fixed-only broadband revenue of 3,018 million euros and fixed-only narrowband revenue of 707 million euros.

Including, in 2022, fixed-only broadband revenue of 2,955 million euros and fixed-only narrowband revenue of 831 million euros.

Including, in 2021, fixed-only broadband revenue of 2,862 million euros and fixed-only narrowband revenue of 1,010 million euros.

(5)	Including, in 2023, revenue of 890 million euros from voice services and revenue of 2,330 million euros from data services.

Including, in 2022, revenue of 1,018 million euros from voice services and revenue of 2,448 million euros from data services.

Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Consolidated Financial Statements 2023	F-17

(in millions of euros)	Europe	Africa &	Orange		Totem(2)	International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle East	Business(1)			Carriers &		telecom	Financial	telecom	consoli-
						Shared		activities	Services	activities /	dated
						Services(3)				mobile	financial
										financial services	statements
December 31, 2023
Revenue	11,574	7,152	7,927		686	1,478	(2,416)	44,132	—	(9)	44,122
Convergence services	3,088	—	—		—	—	—	8,153	—	—	8,153
Mobile services only	2,932	5,456	693		—	—	(37)	11,408	—	(2)	11,406
Fixed services only	1,361	847	3,220	(5)	—	—	(124)	9,030	—	(1)	9,029
IT & integration services	565	53	3,706		—	—	(177)	4,146	—	(5)	4,141
Wholesale	1,700	666	41		686	982	(1,759)	6,830	—	—	6,830
Equipment sales	1,757	90	267		—	—	(6)	3,503	—	—	3,503
Other revenues	170	40	—		—	496	(313)	1,061	—	(1)	1,060
External	11,438	6,988	7,579		137	973	—	44,122	—	—	44,122
Inter-operating segments	136	164	347		549	505	(2,416)	9	—	(9)	—

December 31, 2022
Revenue	10,962	6,918	7,930		685	1,540	(2,538)	43,480	—	(9)	43,471
Convergence services	2,830	—	—		—	—	—	7,687	—	—	7,687
Mobile services only	2,869	5,272	659		—	—	(38)	11,093	—	—	11,093
Fixed services only	1,219	800	3,466	(5)	—	—	(150)	9,121	—	(1)	9,120
IT & integration services	471	40	3,489		—	—	(184)	3,817	—	(6)	3,811
Wholesale	1,828	663	41		685	1,060	(1,859)	7,356	—	—	7,356
Equipment sales	1,559	104	275		—	—	(7)	3,255	—	—	3,254
Other revenues	187	39	—		—	480	(299)	1,152	—	(2)	1,150
External	10,805	6,750	7,548		113	1,017	—	43,471	—	—	43,471
Inter-operating segments	157	168	383		572	523	(2,538)	9	—	(9)	—

December 31, 2021
Revenue	10,579	6,381	7,757		n/a	1,515	(1,795)	42,530	—	(7)	42,522
Convergence services	2,720	—	—		n/a	—	—	7,417	—	—	7,417
Mobile services only	2,887	4,884	636		n/a	—	(31)	10,652	—	—	10,652
Fixed services only	1,087	664	3,633	(5)	n/a	—	(168)	9,089	—	(1)	9,088
IT & integration services	352	31	3,195		n/a	—	(167)	3,411	—	(4)	3,407
Wholesale	1,886	654	42		n/a	1,056	(1,249)	7,702	—	—	7,702
Equipment sales	1,490	112	250		n/a	—	(8)	3,070	—	—	3,070
Other revenues	157	36	—		n/a	460	(172)	1,188	—	(2)	1,186
External	10,449	6,216	7,371		n/a	998	—	42,522	—	—	42,522
Inter-operating segments	131	165	386		n/a	517	(1,795)	7	—	(7)	—

Consolidated Financial Statements 2023	F-18

1.3    Segment revenue to consolidated net income in 2023

(in millions of euros)	France	Europe
			Other	Elimina-
		Spain	European	tions	Total
			countries	Europe

Revenue	17,730	4,698	6,889	(12)	11,574
External purchases	(7,518)	(2,814)	(4,046)	12	(6,848)
Other operating income	1,214	125	302	(2)	426
Other operating expenses	(535)	(150)	(170)	2	(318)
Labor expenses	(3,280)	(275)	(830)	—	(1,106)
Operating taxes and levies	(765)	(125)	(100)	—	(225)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(129)	—	—	—	—
Depreciation and amortization of right-of-use assets	(273)	(175)	(208)	—	(384)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(2)	(14)	—	—	—	—
Interests on lease liabilities(2)	(66)	(37)	(46)	—	(83)
EBITDAaL	6,364	1,246	1,791	—	3,037
Significant litigation	68	—	—	—	—
Specific labour expenses	(349)	—	—	—	—
Fixed assets, investments and businesses portfolio review	(1)	—	32	—	32
Restructuring programs costs	(4)	—	(63)	—	(63)
Acquisition and integration costs	1	(6)	(33)	—	(39)
Depreciation and amortization of fixed assets	(3,154)	(1,040)	(1,223)	—	(2,263)
Effects resulting from business combinations	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—
Impairment of fixed assets	(1)	—	(10)	—	(10)
Share of profits (losses) of associates and joint ventures	(36)	—	(8)	—	(8)
Elimination of interests on debts related to financed assets(2)	14	—	—	—	—
Elimination of interests on lease liabilities(2)	66	37	46	—	83
Operating Income	2,967	238	533	—	770
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1)	Mobile Financial Services' net banking income is recognized in other operating income and amounts to 149 million euros in 2023. The cost of risk is included in other operating expenses and amounts to (63) million euros in 2023.
(2)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated Financial Statements 2023	F-19

(in millions of euros)	Africa &	Orange	Totem	Interna-	Elimination	Total	Mobile	Elimina-	Total	Presenta-	Orange
	Middle	Business		tional	telecom	telecom	Financial	tions		tion adjust-	consoli-
	East			Carriers &	activities	activities	Services(4)	telecom		ments(2)	dated
				Shared				activites /			financial
				Services				mobile			statements
								financial
								services

Revenue	7,152	7,927	686	1,478	(2,416)	44,132	—	(9)	44,122	—	44,122
External purchases	(2,754)	(4,383)	(116)	(1,943)	4,379	(19,183)	(125)	13	(19,295)	(26)	(19,322)
Other operating income	101	201	—	2,111	(3,307)	746	151	(4)	894	—	894
Other operating expenses	(247)	(601)	(1)	(29)	1,345	(388)	(60)	1	(447)	(5)	(452)
Labor expenses	(584)	(2,229)	(17)	(1,231)	—	(8,446)	(77)	—	(8,523)	(495)	(9,018)
Operating taxes and levies	(678)	(65)	(7)	(51)	—	(1,790)	(7)	—	(1,797)	3	(1,794)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	—	90	90
Restructuring costs	—	—	—	—	—	—	—	—	—	(456)	(456)
Depreciation and amortization of financed assets	—	—	—	—	—	(129)	—	—	(129)	—	(129)
Depreciation and amortization of right-of-use assets	(199)	(158)	(163)	(337)	—	(1,514)	(4)	—	(1,518)	(4)	(1,522)
Impairment of right-of-use assets	—	(1)	—	—	—	(1)	—	—	(1)	(67)	(69)
Interests on debts related to financed assets(2)	—	—	—	—	—	(14)	—	—	(14)	14	n/a
Interests on lease liabilities(2)	(58)	(10)	(11)	(29)	—	(258)	—	—	(258)	258	n/a
EBITDAaL	2,734	679	372	(30)	1	13,157	(122)	1	13,035	(690)	n/a
Significant litigation	(38)	-	—	—	—	30	—	—	30	(30)	n/a
Specific labour expenses	—	(61)	—	(92)	—	(502)	(1)	—	(503)	503	n/a
Fixed assets, investments and businesses portfolio review	28	16	—	15	—	90	—	—	90	(90)	n/a
Restructuring programs costs	(4)	(210)	(4)	(119)	—	(405)	(121)	—	(526)	526	n/a
Acquisition and integration costs	—	(1)	—	(14)	—	(53)	—	—	(53)	53	n/a
Depreciation and amortization of fixed assets	(1,041)	(361)	(127)	(345)	—	(7,291)	(21)	—	(7,312)	—	(7,312)
Effects resulting from business combinations	—	11	—	—	—	11	—		11	—	11
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—	—
Impairment of fixed assets	(3)	8	—	1	—	(5)	(42)	—	(47)	—	(47)
Share of profits (losses) of associates and joint ventures	22	—	—	(8)	—	(29)	—	—	(29)	—	(29)
Elimination of interests on debts related to financed assets(2)	—	—	—	—	—	14	—	—	14	(14)	n/a
Elimination of interests on lease liabilities(2)	58	10	11	29	—	258	—	—	258	(258)	n/a
Operating Income	1,755	92	251	(563)	1	5,274	(306)	1	4,969	—	4,969
Cost of gross financial debt except financed assets									(1,073)	—	(1,073)
Interests on debts related to financed assets(2)									(14)	—	(14)
Gains (losses) on assets contributing to net financial debt									283	—	283
Foreign exchange gain (loss)									(32)	—	(32)
Interests on lease liabilities(2)									(258)	—	(258)
Other net financial expenses									(112)	—	(112)
Finance costs, net						(1,205)	—	—	(1,206)	—	(1,206)
Income Tax						(871)	—	—	(871)	—	(871)
Consolidated net income						3,198	(307)	—	2,892	—	2,892

Consolidated Financial Statements 2023	F-20

1.4    Segment revenue to consolidated net income in 2022

(in millions of euros)	France	Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe
Revenue	17,983	4,647	6,329	(14)	10,962
External purchases	(7,429)	(2,879)	(3,684)	14	(6,550)
Other operating income	1,229	97	270	—	367
Other operating expenses	(486)	(162)	(187)	—	(350)
Labor expenses	(3,435)	(266)	(736)	—	(1,002)
Operating taxes and levies	(834)	(140)	(101)	—	(241)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(107)	—	—	—	—
Depreciation and amortization of right-of-use assets	(254)	(169)	(201)	—	(371)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(2)	(3)	—	—	—	—
Interests on lease liabilities(2)	(18)	(17)	(27)	—	(44)
EBITDAaL	6,645	1,111	1,662	—	2,772
Significant litigation	(3)	—	—	—	—
Specific labour expenses	(330)	—	—	—	—
Fixed assets, investments and businesses portfolio review	—	—	29	—	29
Restructuring programs costs	(18)	(8)	(14)	—	(22)
Acquisition and integration costs	—	—	(41)	—	(41)
Depreciation and amortization of fixed assets	(2,922)	(1,107)	(1,057)	—	(2,164)
Impairment of goodwill	—	—	(789)	—	(789)
Impairment of fixed assets	(15)	—	(3)	—	(3)
Share of profits (losses) of associates and joint ventures	(18)	—	(3)	—	(3)
Elimination of interests on debts related to financed assets(2)	3	—	—	—	—
Elimination of interests on lease liabilities(2)	18	17	27	—	44
Operating Income	3,361	12	(190)	—	(177)
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)	Mobile Financial Services' net banking income is recognized in other operating income and amounted to 116 million euros in 2022. The cost of risk is included in other operating expenses and amounted to (45) million euros in 2022.
(2)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated Financial Statements 2023	F-21

(in millions of euros)	Africa &	Orange	Totem	Interna-tional	Elimina-tion	Total	Mobile	Elimina-tions	Total	Presenta-	Orange
	Middle East	Business		Carriers &	telecom	telecom	Financial	telecom		tion	Consoli-
				Shared	activities	activities	Services(1)	activities/mobile		adjust-	dated Financial
				Services				financial services		ments(2)	Statements
Revenue	6,918	7,930	685	1,540	(2,538)	43,480	—	(9)	43,471	—	43,471
External purchases	(2,740)	(4,240)	(131)	(1,997)	4,491	(18,594)	(129)	15	(18,707)	(24)	(18,732)
Other operating income	69	191	—	2,101	(3,331)	627	128	(10)	745	2	747
Other operating expenses	(171)	(657)	—	(49)	1,377	(335)	(36)	4	(367)	(47)	(413)
Labor expenses	(575)	(2,179)	(14)	(1,255)	—	(8,461)	(76)	—	(8,537)	(383)	(8,920)
Operating taxes and levies	(660)	(82)	(5)	(55)	—	(1,877)	(2)	—	(1,879)	(3)	(1,882)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	—	233	233
Restructuring costs	—	—	—	—	—	—	—	—	—	(125)	(125)
Depreciation and amortization of financed assets	—	—	—	—	—	(107)	—	—	(107)	—	(107)
Depreciation and amortization of right-of-use assets	(194)	(154)	(159)	(372)	—	(1,504)	(3)	—	(1,507)	—	(1,507)
Impairment of right-of-use assets	—	(1)	—	—	—	(1)	—	—	(1)	(52)	(54)
Interests on debts related to financed assets(2)	—	—	—	—	—	(3)	—	—	(3)	3	n/a
Interests on lease liabilities(2)	(64)	(6)	(4)	(10)	—	(144)	—	—	(145)	145	n/a
EBITDAaL	2,584	804	371	(96)	—	13,080	(118)	1	12,963	(251)	n/a
Significant litigation	—	—	—	(6)	—	(9)	—	—	(9)	9	n/a
Specific labour expenses	—	(35)	—	(9)	—	(373)	1	—	(372)	372	n/a
Fixed assets, investments and businesses portfolio review	76	8	—	120	—	233	—	—	233	(233)	n/a
Restructuring programs costs	(8)	(47)	—	(89)	—	(184)	7	—	(177)	177	n/a
Acquisition and integration costs	—	(1)	(1)	(33)	—	(76)	2	—	(74)	74	n/a
Depreciation and amortization of fixed assets	(1,075)	(398)	(122)	(311)	—	(6,992)	(44)	—	(7,035)	—	(7,035)
Impairment of goodwill	—	—	—	—	—	(789)	(28)	—	(817)	—	(817)
Impairment of fixed assets	2	(20)	—	—	—	(36)	(21)	—	(56)	—	(56)
Share of profits (losses) of associates and joint ventures	22	1	—	(3)	—	(2)	—	—	(2)	—	(2)
Elimination of interests on debts related to financed assets(2)	—	—	—	—	—	3	—	—	3	(3)	n/a
Elimination of interests on lease liabilities(2)	64	6	4	10	—	144	—	—	145	(145)	n/a
Operating Income	1,665	317	252	(417)	—	5,000	(200)	1	4,801	—	4,801
Cost of gross financial debt except financed assets									(775)	—	(775)
Interests on debts related to financed assets(2)									(3)	—	(3)
Gains (losses) on assets contributing to net financial debt									48	—	48
Foreign exchange gain (loss)									(97)	—	(97)
Interests on lease liabilities(2)									(145)	—	(145)
Other net financial expenses									52	—	52
Finance costs, net						(920)	1	(1)	(920)	—	(920)
Income Taxes						(1,270)	5	—	(1,265)	—	(1,265)
Consolidated net income						2,810	(194)	0	2,617	—	2,617

Consolidated Financial Statements 2023	F-22

1.5    Segment revenue to consolidated net income in 2021

(in millions of euros)	France	Europe
		Spain	Other	Elimina-	Total
			European	tions
			countries	Europe
Revenue	18,092	4,720	5,870	(11)	10,579
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)
Other operating income	1,274	161	192	—	353
Other operating expenses	(526)	(171)	(179)	—	(350)
Labor expenses	(3,657)	(268)	(665)	—	(932)
Operating taxes and levies	(838)	(163)	(96)	—	(259)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Depreciation and amortization of financed assets	(84)	—	—	—	—
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	—	(446)
Impairment of right-of-use assets	—	—	—	—	—
Interests on debts related to financed assets(2)	(1)	—	—	—	—
Interests on lease liabilities(2)	(8)	(14)	(15)	—	(29)
EBITDAaL	6,867	1,251	1,579	—	2,830
Significant litigation	(128)	—	—	—	—
Specific labour expenses	(959)	—	(2)	—	(2)
Fixed assets, investments and businesses portfolio review	(2)	—	359	—	359
Restructuring programs costs	(10)	(180)	(31)	—	(211)
Acquisition and integration costs	(7)	—	(25)	—	(25)
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	—	(2,204)
Impairment of goodwill	—	(3,702)	—	—	(3,702)
Impairment of fixed assets	(1)	—	(13)	—	(13)
Share of profits (losses) of associates and joint ventures	(8)	—	5	—	5
Elimination of interests on debts related to financed assets(2)	1	—	—	—	—
Elimination of interests on lease liabilities(2)	8	14	15	—	29
Operating Income	2,653	(3,724)	791	—	(2,933)
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)	Mobile Financial Services' net banking income is recognized in other operating income and amounted to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounted to (46) million euros in 2021.
(2)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Consolidated Financial Statements 2023	F-23

(in millions of euros)	Africa &	Orange	Interna-	Elimina-	Total	Mobile	Elimina-tions	Total	Presenta-tion	Orange
	Middle East	Business	tional	tion telecom	telecom	Financial	telecom		adjust-	Consoli-dated
			Carriers &	activities	activities	Services(1)	activities/		ments(2)	Financial
			Shared				mobile			Statements
			Services				financial
							services
Revenue	6,381	7,757	1,515	(1,795)	42,530	—	(7)	42,522	—	42,522
External purchases	(2,502)	(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
Other operating income	52	173	2,096	(3,328)	620	114	(4)	730	53	783
Other operating expenses	(243)	(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
Labor expenses	(535)	(2,119)	(1,298)	—	(8,542)	(84)	—	(8,626)	(1,291)	(9,917)
Operating taxes and levies	(644)	(80)	(66)	—	(1,887)	(3)	—	(1,890)	(36)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	—	2,507	2,507
Restructuring costs	—	—	—	—	—	—	—	—	(331)	(331)
Depreciation and amortization of financed assets	—	—	—	—	(84)	—	—	(84)	—	(84)
Depreciation and amortization of right-of-use assets	(176)	(147)	(407)	—	(1,478)	(3)	—	(1,481)	—	(1,481)
Impairment of right-of-use assets	—	—	—	—	—	—	—	—	(91)	(91)
Interests on debts related to financed assets(2)	—	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(2)	(67)	(7)	(8)	—	(119)	—	—	(120)	120	n/a
EBITDAaL	2,265	970	(237)	—	12,696	(131)	1	12,566	744	n/a
Significant litigation	—	—	(6)	—	(134)	—	—	(134)	134	n/a
Specific labour expenses	—	(123)	(190)	—	(1,274)	(3)	—	(1,276)	1,276	n/a
Fixed assets, investments and businesses portfolio review	2	3	2,146	—	2,507	—	—	2,507	(2,507)	n/a
Restructuring programs costs	(41)	(5)	(145)	—	(412)	(11)	—	(422)	422	n/a
Acquisition and integration costs	—	(1)	(16)	—	(49)	(2)	—	(51)	51	n/a
Depreciation and amortization of fixed assets	(1,012)	(378)	(335)	—	(7,038)	(36)	—	(7,074)	—	(7,074)
Impairment of goodwill	—	—	—	—	(3,702)	—	—	(3,702)	—	(3,702)
Impairment of fixed assets	(1)	—	(2)	—	(17)	—	—	(17)	—	(17)
Share of profits (losses) of associates and joint ventures	10	1	(5)	—	3	—	—	3	—	3
Elimination of interests on debts related to financed assets(2)	—	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(2)	67	7	8	—	119	—	—	120	(120)	n/a
Operating Income	1,291	474	1,217	—	2,702	(182)	1	2,521	—	2,521
Cost of gross financial debt except financed assets								(829)	—	(829)
Interests on debts related to financed assets(2)								(1)	—	(1)
Gains (losses) on assets contributing to net financial debt								(3)	—	(3)
Foreign exchange gain (loss)								65	—	65
Interests on lease liabilities(2)								(120)	—	(120)
Other net financial expenses								106	—	106
Finance costs, net					(781)	1	(1)	(782)	—	(782)
Income Taxes					(963)	—	—	(962)	—	(962)
Consolidated net income					958	(181)	—	778	—	778

Consolidated Financial Statements 2023	F-24

1.6    Segment investments

(in millions of euros)	France	Europe
		Spain	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2023
eCAPEX	3,039	755	1,076	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	158	—	60	—
Telecommunications licenses	2	32	436	—
Financed assets	233	—	—	—
Total investments	3,432	787	1,572	—
Including other intangible assets
Including property, plant and equipment

December 31, 2022
eCAPEX	3,429	863	1,020	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	126	—	56	—
Telecommunications licenses	9	10	664	—
Financed assets	229	—	—	—
Total investments	3,793	873	1,739	—
Including other intangible assets
Including property, plant and equipment

December 31, 2021
eCAPEX	4,117	980	913	—
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	—
Telecommunications licenses	264	618	32	—
Financed assets	40	—	—	—
Total investments	4,471	1,598	1,010	—
Including other intangible assets
Including property, plant and equipment

(1)	Including investments in intangible assets and property, plant and equipment in France for 222 million euros in 2023, 209 million euros in 2022 and 206 million euros in 2021.
(2)	Including investments in intangible assets and property, plant and equipment in France for 115 million euros in 2023 and 110 million euros in 2022.
(3)	Including investments in intangible assets and property, plant and equipment in France for 238 million euros in 2023, 325 million euros in 2022 and 271 million e euros in 2021.

Consolidated Financial Statements 2023	F-25

(in millions of euros)	Europe	Africa &	Orange	Totem(2)	International	Eliminations	Total	Mobile	Eliminations	Orange
	Total	Middle-East	Business(1)		Carriers	telecom	telecom	Financial	telecom	Consolidated
					& Shared	activities	activities	Services	activities/	Financial
					Services(3)	and			bank	Statements
						unallocated
						items

December 31, 2023
eCAPEX	1,831	1,248	296	144	225	—	6,783	33	—	6,815
Elimination of proceeds from sales of property, plant and equipment and intangible assets	60	35	19	—	20	—	292	—	—	292
Telecommunications licenses	468	251	—	—	—	—	721	—	—	721
Financed assets	—	—	—	—	—	—	233	—	—	233
Total investments	2,359	1,535	315	144	245	—	8,030	33	—	8,062
Including other intangible assets										2,365
Including property, plant and equipment										5,698
									—	—
December 31, 2022									—	—
eCAPEX	1,883	1,271	332	142	278	—	7,335	35	—	7,371
Elimination of proceeds from sales of property, plant and equipment and intangible assets	56	99	11	—	55	—	347	—	—	347
Telecommunications licenses	674	377	—	—	—	—	1,060	—	—	1,060
Financed assets	—	—	—	—	—	—	229	—	—	229
Total investments	2,612	1,747	344	142	333	—	8,971	35	—	9,007
Including other intangible assets										2,678
Including property, plant and equipment										6,329

December 31, 2021
eCAPEX	1,893	1,064	318	n/a	243	—	7,636	24	—	7,660
Elimination of proceeds from sales of property, plant and equipment and intangible assets	66	5	7	n/a	36	—	163	—	—	163
Telecommunications licenses	650	12	—	n/a	—	—	926	—	—	926
Financed assets	—	—	—	n/a	—	—	40	—	—	40
Total investments	2,609	1,082	325	n/a	279	—	8,766	24	—	8,789
Including other intangible assets										2,842
Including property, plant and equipment										5,947

Consolidated Financial Statements 2023	F-26

1.7    Segment assets

(in millions of euros)	France	Europe
		Spain	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2023
Goodwill	13,176	2,734	2,558	—
Other intangible assets	4,093	1,864	2,828	—
Property, plant and equipment	17,077	3,518	5,631	—
Right-of-use assets	2,248	1,220	1,018	—
Interests in associates and joint ventures	1,035	—	339	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	8	13	38	—
Total non-current assets	37,637	9,348	12,411	—
Inventories	507	88	199	—
Trade receivables	1,807	587	1,321	2
Other customer contract assets	391	213	461	—
Prepaid expenses	62	374	87	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	756	20	165	—
Total current assets	3,522	1,282	2,233	2
Total assets	41,159	10,630	14,644	2

December 31, 2022
Goodwill	13,176	2,734	1,852	—
Other intangible assets	4,331	1,994	2,287	—
Property, plant and equipment	16,906	3,640	4,239	—
Right-of-use assets	1,946	1,035	1,023	—
Interests in associates and joint ventures	1,070	—	313	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	12	43	—
Total non-current assets	37,438	9,415	9,755	—
Inventories	429	73	187	—
Trade receivables	2,055	601	1,176	(1)
Other customer contract assets	371	174	425	—
Prepaid expenses	41	373	61	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	789	77	215	—
Total current assets	3,685	1,298	2,064	(1)
Total assets	41,123	10,714	11,819	(1)

December 31, 2021
Goodwill	14,364	3,170	2,910	—
Other intangible assets	4,543	2,259	1,727	—
Property, plant and equipment	16,975	3,834	3,967	—
Right-of-use assets	2,014	1,093	1,104	—
Interests in associates and joint ventures	1,061	—	303	—
Non-current assets included in the calculation of net financial debt	—	—	—	—
Other	9	16	15	—
Total non-current assets	38,966	10,372	10,025	—
Inventories	438	61	176	—
Trade receivables	2,125	643	1,147	1
Other customer contract assets	379	176	407	—
Prepaid expenses	35	417	69	—
Current assets included in the calculation of net financial debt	—	—	—	—
Other	737	72	183	—
Total current assets	3,713	1,368	1,982	1
Total assets	42,679	11,740	12,007	1

(1)	Including intangible and tangible assets in France for 791 million euros in 2023 and 748 million euros in 2022.
(2)	Including intangible and tangible assets in France for 548 million euros in 2023, 526 million euros in 2022 and 564 million euros in 2021.
(3)	Including intangible and tangible assets in France for 1,639 million euros in 2023, 1,746 million euros in 2022 and 1,687 million euros in 2021. Intangible assets also include the Orange brand for 3,133 million euros.
(4)	Including 1,430 million euros of current assets related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Consolidated Financial Statements 2023	F-27

(in millions of euros)	Europe	Africa &		Orange		Totem(1)	International		Eliminations	Total	Mobile		Eliminations	Orange
	Total	Middle East		Business			Carriers		telecom	telecom	Financial		telecom	Consolidated
							& Shared		activities	activities	Services		activities /	Financial
							Services		and				mobile	Statements
									unallocated				financial
									items				services

December 31, 2023
Goodwill	5,291	1,403		2,263		1,624	18		—	23,775	—		—	23,775
Other intangible assets	4,691	1,957		585	(2)	9	3,739	(3)	—	15,074	24		—	15,098
Property, plant and equipment	9,149	4,522		391	(2)	980	1,065	(3)	—	33,184	10		—	33,193
Right-of-use assets	2,238	754		392		665	1,859		—	8,155	20		—	8,175
Interests in associates and joint ventures	339	106		3		—	8		—	1,491	—		—	1,491
Non-current assets included in the calculation of net financial debt	—	—		—		—	—		916	916	—		—	916
Other	51	21		36		4	20		1,670	1,812	378	(5)	(27)	2,162
Total non-current assets	21,759	8,763		3,670		3,282	6,709		2,586	84,406	432		(27)	84,811
Inventories	287	169		82		—	107		—	1,152	—		—	1,152
Trade receivables	1,910	996		1,322		336	1,121		(1,445)	6,046	38		(71)	6,013
Other customer contract assets	674	10		721		—	—		—	1,795	—		—	1,795
Prepaid expenses	461	189		88		14	52		(31)	835	34		—	868
Current assets included in the calculation of net financial debt	—	—		—		—	—		8,210	8,210	—		—	8,210
Other	184	2,002	(4)	255		27	436		244	3,903	3,316	(6)	(16)	7,203
Total current assets	3,517	3,366		2,468		377	1,715		6,977	21,942	3,387		(87)	25,241
Total assets	25,276	12,128		6,138		3,659	8,424		9,563	106,347	3,819		(115)	110,052

December 31, 2022
Goodwill	4,586	1,420		2,289		1,624	18		—	23,113	—		—	23,113
Other intangible assets	4,280	1,956		577	(2)	6	3,741	(3)	—	14,892	54		—	14,946
Property, plant and equipment	7,879	4,315		417	(2)	943	1,169	(3)	—	31,630	10		—	31,640
Right-of-use assets	2,058	819		438		649	2,002		—	7,912	23		—	7,936
Interests in associates and joint ventures	313	89		3		—	12		—	1,486	—		—	1,486
Non-current assets included in the calculation of net financial debt	—	—		—		—	—		1,390	1,390	—		—	1,390
Other	55	27		36		4	21		1,430	1,583	781	(5)	(27)	2,337
Total non-current assets	19,171	8,626		3,761		3,226	6,964		2,820	82,005	869		(27)	82,847
Inventories	260	127		91		—	141		—	1,048	—		—	1,048
Trade receivables	1,776	954		1,339		272	1,042		(1,200)	6,237	130		(62)	6,305
Other customer contract assets	600	11		588		—	—		—	1,570	—		—	1,570
Prepaid expenses	434	178		125		19	61		(28)	830	22		—	851
Current assets included in the calculation of net financial debt	—	—		—		—	—		10,451	10,451	—		—	10,451
Other	292	1,720	(4)	278		13	424		150	3,666	2,931	(6)	(18)	6,579
Total current assets	3,361	2,991		2,421		304	1,668		9,373	23,801	3,083		(81)	26,803
Total assets	22,532	11,616		6,182		3,530	8,631		12,192	105,807	3,951		(108)	109,650

December 31, 2021
Goodwill	6,079	1,465		2,237		n/a	18		—	24,163	28		—	24,192
Other intangible assets	3,985	1,974		6,2(22)	(2)	n/a	3,728	(3)	—	14,852	88		—	14,940
Property, plant and equipment	7,801	4,113		4,6(62)	(2)	n/a	1,125	(3)	—	30,479	5		—	30,484
Right-of-use assets	2,197	918		478		n/a	2,074		—	7,681	21		—	7,702
Interests in associates and joint ventures	303	67		2		n/a	6		—	1,440	—		—	1,440
Non-current assets included in the calculation of net financial debt	—	—		—		n/a	—		709	709	—		—	709
Other	31	32		43		n/a	39		1,725	1,878	919	(5)	(27)	2,769
Total non-current assets	20,396	8,569		3,848		n/a	6,990		2,433	81,202	1,062		(27)	82,236
Inventories	237	93		70		n/a	114		—	951	—		—	952
Trade receivables	1,791	833		1,162		n/a	904		(774)	6,040	91		(103)	6,029
Other customer contract assets	583	13		485		n/a	—		—	1,460	—		—	1,460
Prepaid expenses	486	200		95		n/a	53		(30)	839	14		(1)	851
Current assets included in the calculation of net financial debt	—	—		—		n/a	—		10,462	10,462	—		—	10,462
Other	255	1,484	(4)	214		n/a	389		163	3,241	2,848	(6)	(9)	6,080
Total current assets	3,351	2,623		2,026		n/a	1,460		9,821	22,994	2,953		(113)	25,834
Total assets	23,747	11,192		5,873		n/a	8,450		12,255	104,196	4,015		(140)	108,071

(5)	Including 367 million euros of non-current financial assets related to Mobile Financial Services in 2023, 772 million euros in 2022 and 900 million euros in 2021 (see Note 17.1).
(6)	Including 3,192 million euros of current financial assets related to Mobile Financial Services in 2023 (of which 604 million euros related to receivables sold by Orange Espagne), 2,747 million euros in 2022 and 2,385 million euros in 2021 (see Note 17.1).

Consolidated Financial Statements 2023	F-28

1.8    Segment equity and liabilities

(in millions of euros)	France	Europe
		Spain	Other	Elimina-
			European	tions
			countries	Europe
December 31, 2023
Equity	—	—	—	—
Non-current lease liabilities	2,026	1,117	847	—
Fixed assets payables	589	398	487	—
Non-current employee benefits	1,466	5	23	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	272	9	346	—
Total non-current liabilities	4,352	1,529	1,704	—
Current lease liabilities	257	199	228	—
Current fixed assets payables	1,168	464	468	—
Trade payables	2,962	883	1,068	2
Customer contracts liabilities	743	219	569	—
Current employee benefits	1,339	58	153	—
Deferred income	—	50	23	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	780	136	341	—
Total current liabilities	7,248	2,008	2,850	2
Total equity and liabilities	11,600	3,538	4,554	2

December 31, 2022
Equity	—	—	—	—
Non-current lease liabilities	1,740	961	870	—
Non-current fixed assets payables	468	429	396	—
Non-current employee benefits	1,522	5	18	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	347	13	247	—
Total non-current liabilities	4,076	1,408	1,531	—
Current lease liabilities	214	178	194	—
Current fixed assets payables	1,383	451	460	—
Trade payables	2,924	868	971	(1)
Customer contracts liabilities	830	228	513	—
Current employee benefits	1,243	56	125	—
Deferred income	—	67	20	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	763	143	269	—
Total current liabilities	7,357	1,992	2,552	(1)
Total equity and liabilities	11,433	3,399	4,083	(1)

December 31, 2021
Equity	—	—	—	—
Non-current lease liabilities	1,668	1,015	941	—
Non-current fixed assets payables	639	462	165	—
Non-current employee benefits	1,643	5	21	—
Non-current liabilities included in the calculation of net financial debt	—	—	—	—
Other	578	57	327	—
Total non-current liabilities	4,528	1,539	1,454	—
Current lease liabilities	312	193	198	—
Current fixed assets payables	1,402	551	450	—
Trade payables	2,804	782	992	1
Customer contracts liabilities	942	182	518	—
Current employee benefits	1,210	43	111	—
Deferred income	—	84	20	—
Current liabilities included in the calculation of net financial debt	—	—	—	—
Other	795	218	266	—
Total current liabilities	7,465	2,053	2,555	1
Total equity and liabilities	11,993	3,592	4,009	1

(1)	Including in 2023, 119 million euros of non-current financial liabilities related to Mobile Financial Services, 171 million euros in 2022 and 86 million euros in 2021 (see Note 17.1)
(2)	Including 3,074 million euros of current financial liabilities related to Mobile Financial Services in 2023, 3,034 million euros in 2022 and 3,161 million euros in 2021 (see Note 17.1).
(3)	Including 1,430 million euros of current liabilities related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Consolidated Financial Statements 2023	F-29

(in millions of euros)	Europe	Africa &		Orange	Totem	International	Eliminations	Total	Mobile		Eliminations	Orange
	Total	Middle East		Business		Carriers	telecom	telecom	Financial		telecom	Consolidated
						& Shared	activities	activities	Services		activities /	Financial
						Services	and				mobile	Statements
							unallocated				financial
							items				services

December 31, 2023
Equity	—	—		—	—	—	36,040	36,040	(941)		—	35,098
Non-current lease liabilities	1,964	675		285	490	1,641	—	7,081	18		—	7,099
Fixed assets payables	886	133		—	—	—	—	1,608	—		—	1,608
Non-current employee benefits	28	98		229	3	721	—	2,545	7		—	2,551
Non-current liabilities included in the calculation of net financial debt	—	—		—	—	—	30,741	30,741	—		—	30,741
Other	355	121		27	140	46	1,247	2,207	248	(1)	(27)	2,428
Total non-current liabilities	3,233	1,027		540	633	2,409	31,987	44,181	273		(27)	44,427
Current lease liabilities	427	163		128	139	351	—	1,464	4		—	1,469
Current fixed assets payables	932	657		52	23	92	—	2,923	3		—	2,926
Trade payables	1,953	1,472		936	305	883	(1,445)	7,065	48		(71)	7,042
Customer contracts liabilities	788	87		929	10	191	(31)	2,716	1		—	2,717
Current employee benefits	211	103		504	5	450	—	2,612	20		—	2,632
Deferred income	73	39		10	—	9	—	132	2		—	135
Current liabilities included in the calculation of net financial debt	—	—		—	—	—	5,498	5,498	—		(7)	5,490
Other	477	2,279	(3)	495	11	575	(900)	3,716	4,409	(2)	(9)	8,116
Total current liabilities	4,860	4,800		3,053	494	2,551	3,121	26,126	4,487		(87)	30,526
Total equity and liabilities	8,093	5,827		3,593	1,126	4,960	71,148	106,347	3,819		(115)	110,052

December 31, 2022
Equity	—	—		—	—	—	35,589	35,589	(633)		—	34,956
Non-current lease liabilities	1,831	691		320	476	1,820	—	6,879	23		—	6,901
Non-current fixed assets payables	825	188		—	—	—	—	1,480	—		—	1,480
Non-current employee benefits	23	89		242	2	682	—	2,560	7		—	2,567
Non-current liabilities included in the calculation of net financial debt	—	—		—	—	—	32,265	32,265	—		—	32,265
Other	259	96		16	115	43	1,235	2,112	172	(1)	(27)	2,257
Total non-current liabilities	2,939	1,064		579	593	2,545	33,500	45,296	202		(27)	45,471
Current lease liabilities	373	209		134	142	433	—	1,504	4		—	1,509
Current fixed assets payables	911	589		68	9	134	—	3,094	6		—	3,101
Trade payables	1,839	1,307		909	256	942	(1,200)	6,976	153		(62)	7,067
Customer contracts liabilities	740	93		750	9	184	(27)	2,580	—		—	2,579
Current employee benefits	181	88		455	6	421	—	2,394	24		—	2,418
Deferred income	86	40		8	—	10	—	145	5		—	149
Current liabilities included in the calculation of net financial debt	—	—		—	—	—	4,759	4,759	—		(6)	4,753
Other	412	2,031	(3)	311	11	572	(630)	3,470	4,190	(2)	(12)	7,647
Total current liabilities	4,542	4,358		2,636	432	2,696	2,901	24,922	4,382		(81)	29,223
Total equity and liabilities	7,481	5,422		3,215	1,026	5,240	71,989	105,807	3,951		(108)	109,650

December 31, 2021
Equity	—	—		—	n/a	—	35,806	35,806	(445)		—	35,361
Non-current lease liabilities	1,956	805		378	n/a	1,863	—	6,669	27		—	6,696
Non-current fixed assets payables	627	104		—	n/a	—	—	1,370	—		—	1,370
Non-current employee benefits	26	80		277	n/a	760	—	2,787	11		—	2,798
Non-current liabilities included in the calculation of net financial debt	—	—		—	n/a	—	32,083	32,083	—		—	32,083
Other	385	74		20	n/a	52	1,312	2,421	93	(1)	(27)	2,487
Total non-current liabilities	2,993	1,063		676	n/a	2,675	33,395	45,330	131		(27)	45,434
Current lease liabilities	391	181		106	n/a	375	—	1,364	4		—	1,369
Current fixed assets payables	1,001	543		58	n/a	107	—	3,110	1		—	3,111
Trade payables	1,774	1,139		771	n/a	969	(774)	6,684	157		(103)	6,738
Customer contracts liabilities	700	130		599	n/a	170	(28)	2,513	—		(1)	2,512
Current employee benefits	154	82		446	n/a	395	—	2,289	27		—	2,316
Deferred income	104	31		35	n/a	9	(2)	176	3		—	180
Current liabilities included in the calculation of net financial debt	—	—		—	n/a	—	3,549	3,549	—		(4)	3,545
Other	485	1,833	(3)	278	n/a	570	(587)	3,374	4,136	(2)	(5)	7,505
Total current liabilities	4,609	3,939		2,294	n/a	2,595	2,158	23,060	4,329		(113)	27,276
Total equity and liabilities	7,602	5,002		2,970	n/a	5,270	71,360	104,196	4,015		(140)	108,071

Consolidated Financial Statements 2023	F-30

1.9    Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

	2023
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	Consoli-
			Services	activities /	dated Financial
				mobile financial	Statements
(in millions of euros)				services
Operating activities
Consolidated net income	3,198		(307)	—	2,892
Non-monetary items and reclassified items for presentation	12,755		216	1	12,971
Changes in working capital and operating banking activities	319		(327)	—	(8)
Decrease (increase) in inventories, gross	(84)		—	—	(84)
Decrease (increase) in trade receivables, gross	341		92	9	441
Increase (decrease) in trade payables	18		(109)	(9)	(100)
Changes in other customer contract assets and liabilities	(102)		—	—	(103)
Changes in other assets and liabilities	147		(310)	—	(163)
Other net cash out	(3,792)		(8)	(1)	(3,801)
Operating taxes and levies paid	(1,671)		(9)	—	(1,680)
Dividends received	44		—	—	44
Interest paid and interest rates effects on derivatives, net	(1,036)	(1)	1	(1)	(1,035)
Income tax paid	(1,128)		(1)	—	(1,129)
Net cash provided by operating activities (a)	12,480	(2)	(426)	—	12,054
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,594)		(36)	—	(7,630)
Purchases of property, plant and equipment and intangible assets	(7,797)		(33)	—	(7,829)
Increase (decrease) in fixed assets payables	(129)		(3)	—	(133)
Investing donations received in advance	16		—	—	16
Sales of property, plant and equipment and intangible assets	316		—	—	316
Cash paid for investment securities, net of cash acquired	(1,416)		—	—	(1,416)
Investments in associates and joint ventures	(38)		—	—	(38)
Purchases of equity securities measured at fair value	(46)		—	—	(46)
Proceeds from sales of investment securities, net of cash transferred	34		—	—	34
Other proceeds from sales of investment securities at fair value	3		—	—	3
Other decrease (increase) in securities and other financial assets	1,760		324	1	2,085
Net cash used in investing activities (b)	(7,297)		288	1	(7,008)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,442		—	—	1,442
Medium and long-term debt redemptions and repayments	(2,595)	(4)	—	—	(2,595)
Increase (decrease) of bank overdrafts and short-term borrowings	164		(107)	(1)	56
Decrease (increase) of cash collateral deposits	(470)		4	—	(466)
Exchange rates effects on derivatives, net	5		—	—	5
Other cash flows
Repayments of lease liabilities	(1,652)		(4)	—	(1,657)
Subordinated notes issuances (purchases) and other related fees	177		—	—	177
Coupon on subordinated notes	(177)		—	—	(177)
Proceeds (purchases) from treasury shares	(15)		—	—	(15)
Capital increase (decrease) - non-controlling interests	2		—	—	2
Capital increase (decrease) - telecom activities / mobile financial services (5)	(200)		200	—	—
Changes in ownership interests with no gain / loss of control	(9)		—	—	(9)
Dividends paid to owners of the parent company	(1,862)		—	—	(1,862)
Dividends paid to non-controlling interests	(368)		—	—	(368)
Net cash used in financing activities (c)	(5,557)		93	(1)	(5,465)
Cash change in cash and cash equivalents (a) + (b) + (c)	(374)		(45)	—	(419)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,846		158	—	6,004
Cash change in cash and cash equivalents	(374)		(45)	—	(419)
Non-cash change in cash and cash equivalents(6)	32		—	—	32
Cash and cash equivalents in the closing balance	5,504		113	—	5,618

Consolidated Financial Statements 2023	F-31

	2022
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	Consoli-
			Services	activities /	dated Financial
				mobile financial	Statements
(in millions of euros)				services
Operating activities
Consolidated net income	2,810		(194)	—	2,617
Non-monetary items and reclassified items for presentation	13,283		14	1	13,298
Changes in working capital and operating banking activities	(284)		(508)	1	(792)
Decrease (increase) in inventories, gross	(108)		—	—	(108)
Decrease (increase) in trade receivables, gross	(209)		(39)	(41)	(289)
Increase (decrease) in trade payables	260		(4)	41	297
Changes in other customer contract assets and liabilities	(26)		—	1	(26)
Changes in other assets and liabilities	(201)		(465)	—	(666)
Other net cash out	(3,889)		1	(1)	(3,889)
Operating taxes and levies paid	(1,907)		1	—	(1,906)
Dividends received	13		—	—	13
Interest paid and interest rates effects on derivatives, net	(962)	(1)	—	(1)	(963)
Income tax paid	(1,033)		—	—	(1,033)
Net cash provided by operating activities (a)	11,921	(2)	(686)	—	11,235
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(8,251)		(31)	—	(8,282)
Purchases of property, plant and equipment and intangible assets	(8,742)		(35)	—	(8,777)
Increase (decrease) in fixed assets payables	165		5	—	170
Investing donations received in advance	1		—	—	1
Sales of property, plant and equipment and intangible assets	324		—	—	324
Cash paid for investment securities, net of cash acquired	(57)		—	—	(58)
Investments in associates and joint ventures	(10)		—	—	(10)
Purchases of equity securities measured at fair value	(34)		—	—	(34)
Proceeds from sales of investment securities, net of cash transferred	12		—	—	12
Other proceeds from sales of investment securities at fair value	5		—	—	5
Other decrease (increase) in securities and other financial assets	(2,289)		206	2	(2,081)
Net cash used in investing activities (b)	(10,625)		175	2	(10,448)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,809		—	—	1,809
Medium and long-term debt redemptions and repayments	(1,088)	(4)	—	—	(1,088)
Increase (decrease) of bank overdrafts and short-term borrowings	(367)		(32)	(2)	(400)
Decrease (increase) of cash collateral deposits	673		99	—	771
Exchange rates effects on derivatives, net	(91)		—	—	(91)
Other cash flows
Repayments of lease liabilities	(1,514)		(4)	—	(1,519)
Subordinated notes issuances (purchases) and other related fees	(451)		—	—	(451)
Coupon on subordinated notes	(213)		—	—	(213)
Proceeds (purchases) from treasury shares	14		—	—	14
Capital increase (decrease) – non-controlling interests	—		—	—	—
Capital increase (decrease) - telecom activities / mobile financial services (5)	(173)		173	—	—
Changes in ownership interests with no gain / loss of control	(11)		—	—	(11)
Dividends paid to owners of the parent company	(1,861)		—	—	(1,861)
Dividends paid to non-controlling interests	(304)		—	—	(304)
Net cash used in financing activities (c)	(3,577)		236	(2)	(3,343)
Cash change in cash and cash equivalents (a) + (b) + (c)	(2,281)		(275)	—	(2,556)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	8,188		433	—	8,621
Cash change in cash and cash equivalents	(2,281)		(275)	—	(2,556)
Non-cash change in cash and cash equivalents (6)	(61)		—	—	(61)
Cash and cash equivalents in the closing balance	5,846		158	—	6,004

Consolidated Financial Statements 2023	F-32

	2021
	Telecom		Mobile	Eliminations	Orange
	activities		Financial	telecom	Consoli-
			Services	activities /	dated
				mobile financial	Financial
(in millions of euros)				services	Statements
Operating activities
Consolidated net income	958		(181)	—	778
Non-monetary items and reclassified items for presentation	14,504		86	1	14,592
Changes in working capital and operating banking activities	119		(297)	—	(178)
Decrease (increase) in inventories, gross	(126)		—	—	(126)
Decrease (increase) in trade receivables, gross	37		(21)	47	64
Increase (decrease) in trade payables	47		37	(47)	36
Changes in other customer contract assets and liabilities	140		—	—	140
Changes in other assets and liabilities	21		(313)	—	(292)
Other net cash out	(3,947)		(8)	(1)	(3,956)
Operating taxes and levies paid	(1,874)		(6)	—	(1,880)
Dividends received	12		—	—	12
Interest paid and interest rates effects on derivatives, net	(1,130)	(1)	(3)	(1)	(1,134)
Income tax paid	(955)		1	—	(954)
Net cash provided by operating activities (a)	11,636	(2)	(399)	—	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(8,557)		(23)	—	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)		(24)	—	(8,749)
Increase (decrease) in fixed assets payables	(73)		1	—	(72)
Investing donations received in advance	24		—	—	24
Sales of property, plant and equipment and intangible assets	217		—	—	217
Cash paid for investment securities, net of cash acquired	(210)		(1)	—	(211)
Investments in associates and joint ventures	(3)		—	—	(3)
Purchases of equity securities measured at fair value	(75)		—	—	(76)
Proceeds from sales of investment securities, net of cash transferred	891		—	—	891
Other proceeds from sales of investment securities at fair value	95		—	—	95
Other decrease (increase) in securities and other financial assets	1,632		274	2	1,908
Net cash used in investing activities (b)	(6,227)		249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523		27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572)	(4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148		(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973		15	—	988
Exchange rates effects on derivatives, net	201		—	—	201
Other cash flows
Repayments of lease liabilities	(1,621)		(4)	—	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)		—	—	(311)
Coupon on subordinated notes	(238)		—	—	(238)
Proceeds (purchases) from treasury shares	(199)		—	—	(199)
Capital increase (decrease) - non-controlling interests	1		4	—	5
Capital increase (decrease) - telecom activities / mobile financial services (5)	(317)		317	—	—
Changes in ownership interests with no gain / loss of control	(403)		—	—	(403)
Dividends paid to owners of the parent company	(2,127)		—	—	(2,127)
Dividends paid to non-controlling interests	(218)		—	—	(218)
Net cash used in financing activities (c)	(5,160)		328	(2)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)	249		177	—	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	7,891		254	—	8,145
Cash change in cash and cash equivalents	249		177	—	427
Non-cash change in cash and cash equivalents (6)	48		2	—	50
Cash and cash equivalents in the closing balance	8,188		433	—	8,621

(1)	Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (119) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.
(2)	Including significant litigation paid and received for (23) million euros in 2023, (20) million euros in 2022 and (306) million euros in 2021.
(3)	Including telecommunication licenses paid for (521) million euros in 2023, (981) million euros in 2022 and (717) million euros in 2021.
(4)	Including repayment of debt related to financed assets for (117) million euros in 2023, (97) million euros in 2022 and (80) million euros in 2021.
(5)	Including Orange Bank's share capital invested by Orange group for 200 million euros in 2023, 150 million euros in 2022 and 300 million euros in 2021.
(6)	Of which effect of exchange rates changes and other non-monetary effects.

Consolidated Financial Statements 2023	F-33

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Elimination of telecommunication licenses paid	521	981	717
Elimination of significant litigation paid (and received)	23	20	306
Organic cash flow from telecom activities	3,661	3,058	2,401

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and free cash flow all-in from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities)(1)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
o/w telecommunication licenses paid	(521)	(981)	(717)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Payment of coupons on subordinated notes(2)	(177)	(213)	(238)
Free cash flow all-in from telecom activities	2,940	1,845	1,140

(1)	The net cash provided by operating activities of telecom activities includes significant litigation paid for (23) million euros in 2023 ((20) million euros in 2022 and (306) million euros in 2021).
(2)	See Note 15.4.

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

–   France (excluding Orange Business);

–   Spain and each of the Other European countries (including the Poland, Belgium and Luxembourg business segments and each of the Central European countries). The Europe aggregate thus includes all the business segments in this region;

–   the Sonatel sub-group (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire sub-group (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle East. The Africa & Middle East aggregate thus presents all the business segments in this region;

–   Orange Business, which combines communication solutions and services as well as integration and information technology services for businesses in France and around the world (including the cybersecurity activity);

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

EBITDAaL relates to operating income before depreciation and amortization of fixed assets, effects resulting from takeovers, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interest on lease liabilities and on debt relating to financed assets, adjusted for:

–   significant litigation effects;

–   specific labor expenses;

Consolidated Financial Statements 2023	F-34

–   review of fixed assets, investments and business portfolio;

–   restructuring programs costs;

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

–   specific labor expenses: irrespective of any departure plans included in restructuring programs costs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

–   review of fixed assets, investments and business portfolio: the Group conducts an ongoing review of its fixed assets, investments and business portfolio. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

–   restructuring programs costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

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

The Group uses free cash flow all-in from telecom activities as an operating performance measure for telecom activities as a whole. Free cash flow all-in from telecom activities relate to net cash provided by telecom activities minus (i) repayment of lease liabilities and debt relating to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

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

Consolidated Financial Statements 2023	F-35

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2    Basis of preparation of the financial statements

The Consolidated Financial Statements were approved by the Board of Directors at its meeting of February 14, 2024 and will be submitted for approval by the Shareholders' Meeting on May 22, 2024.

The 2023 Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for 2022 and 2021 using the same basis of preparation.

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

The principles applied to prepare the 2023 financial data are based on:

–   all the standards and interpretations endorsed by the European Union that were compulsory at December 31, 2023;

–   the options taken relating to the date and methods of first-time adoption (see 2.3 below);

–   the recognition and measurement options allowed under IFRS:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories according to the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net cash provided by operating activities
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or according to the portion of the identifiable net assets of the acquired entity

–     accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of Consolidated Financial Statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests:
change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

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

2.3    New standards and interpretations applied from January 1, 2023

Only the amendments of the standards applicable to the Group whose effective date is January 1, 2023 are described below.

2.3.1      Amendment to IAS 1: Disclosure of accounting policies

The amendment to the standard indicates that an entity must now disclose their material accounting policies rather than their significant accounting policies. This amendment only marginally changes the information provided by the Group in its notes to the annual Consolidated Financial Statements.

2.3.2      Amendment to IAS 8: Definition of accounting estimates

The amendment to the standard revised the definition of accounting estimates without changing the concept. The implementation of this amendment has had no impact on the Group’s Consolidated Financial Statements and should only marginally change the information provided by the Group in its notes to the annual Consolidated Financial Statements.

Consolidated Financial Statements 2023	F-36

2.3.3      Amendment to IAS 12: Deferred tax related to assets and liabilities acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible and taxable temporary differences of identical amounts.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right-of-use asset are recognized under IFRS 16 at the inception of a lease. The Group’s accounting policies were already aligned with the proposals of the amendment.

2.3.4      Amendment to IAS 12: International tax reform – Pillar Two model rules

Amendments have been made to IAS 12 in response to the OECD’s “Pillar Two” reform of international taxation, which mainly aims to establish a minimum tax rate of 15%, to be applied in France from the 2024 fiscal year.

This amendment includes:

–   a temporary, mandatory exception for the recognition of deferred tax resulting from the implementation of this Pillar Two reform; and

–   various disclosures to be made prior to the implementation of this reform in order to inform users of the financial statements of the Group’s exposure to the consequences of its implementation.

The Group has launched a working group to identify the consequences and organize the processes needed to comply with this tax reform. Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 10.4).

2.3.5      IFRS 17 and amendments to IFRS 9: Insurance Contracts

The Group is not subject to the provisions of the new IFRS 17 on the recognition and measurement of insurance contracts. The amendments to IFRS 9 propose provisions enabling the disclosure of comparative information to companies adopting IFRS 17 for the first time.

2.4    Standards and interpretations compulsory after December 31, 2023 with no early adoption

2.4.1      Amendment to IAS 21: Lack of exchangeability

IAS 21 has been amended to specify how to assess whether a currency is exchangeable or not and how to determine the exchange rate when it is not. As the Group does not operate in countries with non-exchangeable currencies, the implementation of this amendment is not expected to have any impact. The date of entry into force of this amendment is January 1, 2025.

2.4.2      Amendment to IAS 7 and IFRS 7: Reverse factoring - Supplier finance arrangements

The amendment to the two standards is added to the list of disclosures, with a specific focus on reverse factoring transactions. This amendment should only marginally change the information provided by the Group in its notes to the Consolidated Financial Statements, as such factoring transactions are already described in the Group’s notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.3      Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard sets out new provisions for assessing the presentation of a liability in the balance sheet at the reporting date, based on conditions that might make the liability payable within the 12 months following the reporting date. This amendment is not expected to have any impact on the Group’s Consolidated Financial Statements and is only expected to marginally change the information provided by the Group in its notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.4      Amendment to IFRS 16: Lease liability in a sale and leaseback

The amendment clarifies the accounting treatment of changes in the lease liability arising from the sale of an asset followed by the leaseback of the asset at variable rents. This amendment does not change the initial accounting treatment of the lease liability, but specifies that in the event of subsequent changes in rents, the difference between the rent actually paid and the reduction in the liability is recognized in the income statement. The Group does not expect the implementation of this amendment to have a significant impact, as sale and leaseback transactions are not common within the Group. The provisions of this amendment will apply as of January 1, 2024.

Consolidated Financial Statements 2023	F-37

2.5    Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of fixed assets	X	X
8.4	Other intangible assets	X	X
8.5	Property,plant and equipment	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Related-party transactions	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
20	Scope		X
(1)	See Notes 2.5.1 and 2.5.2

Consolidated Financial Statements 2023	F-38

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

2.5.2      Use of estimates

In preparing the Group's financial statements, Orange's management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2023 may subsequently be changed.

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

Consolidated Financial Statements 2023	F-39

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

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Group's commitment to be Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group's activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will require the Group to better assess the risks to which it is exposed. The Group has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2023, the Group has not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

2.5.4      Changes in the macroeconomic environment

The judgment and estimates made by the Group also take into account the volatility of certain data linked to the complexity of the current macroeconomic context, and the Group has paid particular attention to:

–   possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

–   consequences of changes in market data on the valuation of certain Group assets and liabilities;

–   changes to the list of countries whose economies are suffering from hyperinflation and the materiality of the restatements required by IAS 29;

–   price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Note 3    Gains and losses on disposal and main changes in scope of consolidation

3.1    Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	Note	2023	2022	2021
Gains (losses) on disposal of fixed assets	8.1	91	159	52
Gains (losses) on disposal of investments and activities	3.2	(1)	74	2,455	(1)
Gain (losses) on disposal of fixed assets, investments and activities		90	233	2,507

(1)	Includes gains arising from the loss of exclusive control on Orange Concessions for 2,124 million euros and on the FiberCo in Poland for 340 million euros.

3.2    Main changes in the scope of consolidation

Changes in the scope of consolidation during 2023

Takeover of VOO in Belgium

On June 2, 2023, Orange Belgium finalized the acquisition from Nethys of 75% of the capital minus one share of VOO for 1,369 million euros. VOO’s contribution is consolidated in the Group’s financial statements from this date.

This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

At the end of the transaction, Nethys retains a minority interest in VOO and now has protective rights to ensure the completion of the industrial and social project.

A put option granted by Orange to Nethys on its stake in VOO, exercisable until June 2026, led to the recognition of a current financial liability of 279 million euros at the acquisition date, corresponding to the fair value of equity attributable to minority interests.

The transaction also gives Nethys the option of converting its stake in VOO into Orange Belgium shares until June 2025. If necessary, Nethys has a put option granted by Orange on these shares, exercisable until June 2026.

The Board of Directors of Nethys has announced its intention to convert its stake into Orange Belgium shares. This transaction is currently being analyzed by a committee of independent directors of Orange Belgium and remains subject to the opinion of the Board of Directors and the approval of the General Assembly of Orange Belgium.

Consolidated Financial Statements 2023	F-40

Following this process, Nethys could obtain an 11% stake in Orange Belgium and retain, once in the capital of Orange Belgium, the governance rights associated with its stake in VOO.

(in millions of euros)	At acquisition date
Acquisition cost, net of transaction costs	1,369
Transaction costs	24
Cash acquired	(19)
Cash paid for investment securities, net of cash acquired	1,373

In accordance with IFRS 3 – Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was completed in the 2023 fiscal year. The purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 75% share	1,369
Fair value of the non-controlling interests	279
Acquisition cost (a)	1,648
Net book value acquired before purchase price allocation	760
Effects of fair value measurement:
Tangible assets	152
Customer relationship	114
Trademark	16
Other intangibles	(11)
Net deferred tax	(68)
Net asset remeasured at fair value (b)	964
Goodwill (a)-(b)	684

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 "Consolidation scope Commitments").

Below is VOO’s contribution to the Group’s consolidated statement of financial position at the acquisition date:

(in millions of euros)	2023
Assets
Goodwill	684
Other intangible assets	166
Property, plant and equipment	1,132
Right-of-use assets	30
Other	8
Total non-current assets	2,020
Inventories	24
Trade receivables	86
Cash and cash equivalents	19
Other	58
Total current assets	187
Total assets	2,207

(in millions of euros)	2023
Equity and liabilities
Total equity	1,648
Non-current financial liabilities	86
Non-current lease liabilities	30
Deferred tax liabilities	56
Other	43
Total non-current liabilities	214
Current financial liabilities	119
Trade payables	145
Operating taxes and levies payables	31
Current taxes payables	18
Other	32
Total current liabilities	345
Total equity and liabilities	2,207

The contribution of VOO and its subsidiaries to the Group’s consolidated income statement at December 31, 2023, since its acquisition on June 2, 2023, is shown below:

(in millions of euros)	2023
Revenue	300
Operating income	(18)
Finance costs, net	(6)
Income taxes	5
Consolidated net income	(19)

Consolidated Financial Statements 2023	F-41

Ongoing transactions at December 31, 2023

Decision of the European Commission expected by the end of February 2024 on the consolidation of the activities of Orange and MásMóvil in Spain

On July 23, 2022, Orange and MásMóvil have signed a binding agreement relating to the combination of their activities in Spain (excluding Totem Spain and MásMóvil Portugal). This business combination will take the form of a 50-50 joint venture, co-controlled by the Orange group and the shareholder of MásMóvil. The Orange group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the Orange group’s Consolidated Financial Statements.

At the reporting date, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

In view of the progress of the transaction and the need to obtain the green light from the relevant antitrust and administrative authorities, the Group considers that IFRS 5 criteria relating to measurement and presentation of operations held for sale are not met at December 31, 2023.

The European Commission, after conducting a preliminary investigation (Phase I), has launched a thorough investigation (Phase II) which is expected to return on February 22, 2024.

Agreement signed for the sale of Orange’s OCS and Orange Studio shares to the Canal+ Group

On January 9, 2023, Orange and the Canal+ Group announced the signature of a memorandum of understanding anticipating the sale to the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

At December 31, 2023, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

On January 12, 2024, the French Competition Authority granted conditional authorization for the transaction to go ahead (see Note 19 Subsequents events).

Agreement signed for the merger of Orange Romania Communications into Orange Romania

On September 30, 2021, Orange Romania completed for an amount of 296 million euros the acquisition of a 54% majority block in the capital of Telekom Romania Communications, since renamed Orange Romania Communications, and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile. As of the completion of this transaction, Orange Romania Communications is jointly owned by Orange (54%) and the Romanian government (46%).

On December 6, 2023, an agreement was signed with the Romanian state defining the main principles of the merger of Orange Romania Communications into Orange Romania and the entry of the Romanian state into the capital of Orange Romania.

The signing of this agreement has no impact on the Consolidated Financial Statements at December 31, 2023. The merger is expected to be completed in the first half of 2024.

Other ongoing projects in 2023

Conclusions from the Orange Bank strategic review and exclusive negotiations entered into with BNP Paribas

On June 28, 2023, the Orange group announced that it was entering into exclusive negotiations with BNP Paribas to define a referral partnership for the Orange Bank customer portfolio in France, and to develop financing solutions for mobile devices. The two groups are also discussing the terms of a takeover of Orange Bank’s business in Spain. This partnership will provide a continuity solution for Orange Bank customers and is in line with the intention to progressively withdraw Orange Bank from the retail banking market in France and Spain.

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

The shares of the new entity are presented in the balance sheet as investment securities at fair value through other comprehensive income.

Consolidated Financial Statements 2023	F-42

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

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2026 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see Note 16 "Contractual obligations and off-balance sheet commitments").

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

This transaction was reflected in the Group's consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions' shares to the Consortium	1,053
Remeasurement at fair value of remaining interests held by Orange	1,053
Fair Value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

Consolidated Financial Statements 2023	F-43

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions' shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date

Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94

Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

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

Below are the effects of the disposal of FiberCo's shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

Consolidated Financial Statements 2023	F-44

The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date

Assets	297
Tangible assets	87
Operating taxes assets and tax receivable	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

●	an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026,
●	a call option for an additional stake of approximately 1% in Światłowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

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

In accordance with IFRS 3 – Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was finalized in the 2022 fiscal year. The final purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share(1)	285
Fair value of the non-controlling interests	245
Acquisition price (a)	530
Net book value acquired	261
Effects of fair value measurement:
Tangible assets(2)	261
Customer relationship	29
Other intangibles	2
Other	(3)
Net deferred tax	(20)
Net asset remeasured at fair value (b)	530
Badwill / Goodwill (a)-(b)	—

(1) The amount paid by Orange Romania as of September 30, 2021 had been subject to price adjustments in the months following the transaction.

(2) The fair value measurement of property, plant and equipment mainly relates to land and buildings.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 “Consolidation scope Commitments”).

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer for 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to April 23, 2021 and then voluntarily reopened from April 28, 2021 to May 4, 2021, under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

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

The cash paid out to acquire these minority interests in Orange has been presented in the financing flows in the statement of cash flows.

Consolidated Financial Statements 2023	F-45

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

−  when the consideration transferred, plus the non-controlling interests, is less than the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, a badwill is recognized as income for the period in the income statement on the line "Effects resulting from business combination".

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

When a takeover is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss. When the previous portion was measured at fair value through other comprehensive income, the remeasurement was recognized in other comprehensive income.

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

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

–  the management is committed to a plan to sell;

–  the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

–  the disposal is highly likely to take place within 12 months.

Consolidated Financial Statements 2023	F-46

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

–  Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international roaming), from Mobile Virtual Network Operators (MVNO), from network sharing and from equipment sales to operators;

–  Equipment sales: equipment sales include all sales of equipment (handsets, broadband equipment, connected devices and accessories) with the exception of equipment sales related to IT & Integration Services (presented on the “IT & Integration Services” line), sales of network equipment related to the operation of voice and data services in the Orange Business segment (presented on the “Fixed-only services” line), equipment sales to external distributors or brokers (presented on the “Other revenues” line) and equipment sales to operators;

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

Consolidated Financial Statements 2023	F-47

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

Consolidated Financial Statements 2023	F-48

–  a financial receivable for the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

–  Lease agreements

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

4.2    Other operating income

(in millions of euros)	2023	2022	2021
Net banking income (NBI)	156	124	119
Income from customer collection	87	91	89
Site rentals and franchises income	38	34	87
Tax credits and subsidies	47	48	44
Income from universal service	6	3	4
Other income	560	447	441
Total	894	747	783

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

Other income predominantly comprises re-invoicing of network sharing costs, income received from litigation and income relating to line damage.

4.3    Trade receivables

(in millions of euros)	2023	2022	2021
Gross book value of trade receivables	7,070	7,301	7,041
Allowances on trade receivables	(1,058)	(996)	(1,012)
Net book value of trade receivables	6,013	6,305	6,029

(in millions of euros)	2023	2022	2021
Net book value of trade receivables - in the opening balance	6,305	6,029	5,620
Business related variations	(379)	299	(53)
Changes in the scope of consolidation(1)	96	(3)	389
Translation adjustment	(2)	(76)	36
Reclassifications and other items	(7)	56	36
Net book value of trade receivables - in the closing balance	6,013	6,305	6,029
(1)	In 2023, changes in the scope of consolidation mainly include the acquisition of VOO for 86 million euros.

In 2021, changes in the scope of consolidation  included the externalization of Orange SA's trade receivables from concession contracts resulting from the loss of exclusive control on Orange Concessions for 288 million euros and the acquisition of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The amount received for the receivables disposed of was around 806 million euros in 2023, 640 million euros in 2022, 740 million euros in 2021 and mainly relates to Spain, Poland, Romania and France.

Since 2020, Orange Espagne has implemented a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Espagne (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

Consolidated Financial Statements 2023	F-49

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Net trade receivables, depreciated according to their age	1,440	1,191	1,204
Net trade receivables, depreciated according to other criteria	383	324	422
Net trade receivables past due	1,823	1,515	1,627
Net trade receivables not past due(1)	4,190	4,790	4,402
Net trade receivables	6,013	6,305	6,029
o/w short-term trade receivables	5,681	6,022	5,793
o/w long-term trade receivables(2)	332	283	236

(1)	Not past due receivables are presented net of the balance of expected losses on trade receivables, which amount to (43) million euros at December 31, 2023, (46) million euros at December 31, 2022 and (54) million euros at December 31, 2021.
(2)	Includes receivables from sales of handsets with installments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

(in millions of euros)

The Group has assessed the risk of non-recovery of trade receivables at December 31, 2023 and has recognized impairment and losses on trade receivables in the income statement for an amount of (218) million euros over the period.

For Mobile Financial Services, the bank credit risk is described in Note 17.2.1.

The table below provides an analysis of the change in allowances on trade receivables in the statement of financial position:

(in millions of euros)	2023	2022	2021
Allowances on trade receivables - in the opening balance	(996)	(1,012)	(983)
Net addition with impact on income statement	(218)	(208)	(212)
Losses on trade receivables	280	218	283
Changes in the scope of consolidation(1)	(126)	(6)	(91)
Translation adjustment	4	16	(7)
Reclassifications and other items	(2)	(4)	(1)
Allowances on trade receivables - in the closing balance	(1,058)	(996)	(1,012)

(1)	Changes in the scope of consolidation mainly include the acquisition of VOO for (124) million euros in 2023 and the acquisition of Telekom Romania Communications for (89) million euros in 2021.

Consolidated Financial Statements 2023	F-50

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

4.4 Customer contract net assets and liabilities

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Customer contract net assets(1)	786	733	740
Costs to fulfill a contract	687	539	426
Costs of obtaining a contract	322	298	294
Total customer contract net assets	1,795	1,570	1,460
Prepaid telephone cards	(170)	(175)	(186)
Connection fees	(436)	(507)	(563)
Loyalty programs	(10)	(31)	(29)
Other deferred revenue(2)	(2,082)	(1,847)	(1,717)
Other customer contract liabilities	(19)	(19)	(17)
Total deferred revenue related to customer contracts	(2,717)	(2,579)	(2,512)
Total customer contract net assets and liabilities	(922)	(1,009)	(1,052)

(1)	Assets net of performance obligations.
(2)	Includes in particular subscriptions. The change in Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling contracts in the statement of financial position.

(in millions of euros)	2023	2022	2021
Customer contract net assets - in the opening balance	733	740	709
Business related variations(1)	39	(1)	30
Changes in the scope of consolidation(2)	14	—	4
Translation adjustment	2	(1)	—
Reclassifications and other items	(2)	(6)	(3)
Customer contract net assets - in the closing balance	786	733	740

(1)	Mainly includes new contract assets net of related liabilities, transfers of net contract assets directly to trade receivables and impairment in the period.
(2)	In 2023, the change in scope of consolidation is mainly related to the acquisition of VOO (see Note 3.2).

Consolidated Financial Statements 2023	F-51

(in millions of euros)	2023	2022	2021
Costs of obtaining a contract - in the opening balance	298	294	262
Business related variations	15	6	20
Changes in the scope of consolidation	—	—	12
Translation adjustment	9	(2)	(1)
Reclassifications and other items	—	—	—
Costs of obtaining a contract - in the closing balance	322	298	294

(in millions of euros)	2023	2022	2021
Costs to fulfill a contract - in the opening balance	539	426	265
Business related variations	118	122	31
Changes in the scope of consolidation	28	—	—
Translation adjustment	(1)	(5)	11
Reclassifications and other items	3	(4)	118
Costs to fulfill a contract - in the closing balance	687	539	426

Below is presented the change in deferred income related to customer contracts (prepaid telephone cards, connection fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2023	2022	2021
Deferred revenue related to customer contracts - in the opening balance	2,579	2,512	1,984
Business related variations	72	101	220
Changes in the scope of consolidation(1)	39	1	183
Translation adjustment	24	(23)	13
Reclassifications and other items	2	(13)	112
Deferred revenue related to customer contracts - in the closing balance	2,717	2,579	2,512

(1)	In 2021, changes in the scope of consolidation mainly concerned prepayment of services for the construction of the network of FiberCo in Poland to Orange Polska and the acquisition of Telekom Romania Communications.

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

Consolidated Financial Statements 2023	F-52

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

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2023. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2023
Less than one year	6,975
Between 1 and 2 years	2,761
Between 2 and 3 years	852
Between 3 and 4 years	344
Between 4 and 5 years	144
More than 5 years	168
Total remaining performance obligations	11,242

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

4.5    Other assets

	December 31,	December 31,	December 31,
(in millions of euros)	2023	2022	2021
Orange Money - restriction of electronic money(1)	1,430	1,242	1,030
Submarine cable consortiums(1)	272	230	194
Advances and downpayments	191	177	147
Security deposits paid	108	96	105
Other	578	688	654
Total	2,579	2,433	2,130

(1)	These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).

Consolidated Financial Statements 2023	F-53

(in millions of euros)	2023	2022	2021
Other assets - in the opening balance	2,433	2,130	1,837
Business related variations(1)	174	304	236
Changes in the scope of consolidation	11	5	24
Translation adjustment	(10)	(17)	28
Reclassifications and other items	(29)	11	5
Other assets - in the closing balance	2,579	2,433	2,130
o/w other non-current assets	192	216	254
o/w other current assets	2,388	2,217	1,875

(1)	Including the restriction of electronic money related to Orange Money for 199 million euros.

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

Note 5    Purchases and other expenses

5.1    External purchases

(in millions of euros)	2023	2022	2021
Commercial, equipment expenses and content rights	(8,163)	(7,772)	(7,385)
o/w costs of terminals and other equipment sold	(4,830)	(4,459)	(4,234)
o/w advertising, promotional, sponsoring and rebranding costs	(784)	(804)	(783)
Service fees and inter-operator costs	(3,972)	(4,251)	(4,349)
o/w interconnexion costs	(2,359)	(2,703)	(2,956)
Other network expenses, IT expenses	(3,928)	(3,590)	(3,530)
Other external purchases	(3,259)	(3,119)	(2,709)
o/w building cost for resale	(1,170)	(1,236)	(1,047)
o/w overhead	(1,292)	(1,172)	(1,044)
o/w rental expenses	(111)	(134)	(147)
Total external purchases(1)	(19,322)	(18,732)	(17,973)

(1)	Energy purchases, mainly comprising electricity, represent (1,017) million euros in 2023, (798) million euros in 2022 and (579) million euros in 2021.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

Consolidated Financial Statements 2023	F-54

Since the application of IFRS 16, on January 1, 2019, lease expenses have included rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2    Other operating expenses

(in millions of euros)	2023	2022	2021
Litigation(1)	(41)	(50)	(218)
Allowances and losses on trade receivables – telecom activities	(218)	(206)	(213)
Cost of bank credit risk	(64)	(49)	(48)
Expenses from universal service	(26)	(28)	(22)
Operating foreign exchange gains (losses)	(18)	(23)	(20)
Acquisition and integration costs	(28)	(40)	(14)
Other expenses	(55)	(17)	(165)
Total other operating expenses	(452)	(413)	(700)

(1)	See Note 18.

Allowances and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Provisions for litigation - in the opening balance	387	405	525
Additions with impact on income statement	49	26	162
Reversals with impact on income statement (1)	(132)	(12)	(10)
Discounting with impact on income statement	—	1	—
Utilizations without impact on income statement (2)	(24)	(34)	(317)
Changes in consolidation scope	2	2	—
Translation adjustment	1	0	1
Reclassifications and other items	1	—	44
Provisions for litigation - in the closing balance	283	387	405
o/w non-current provisions	40	47	51
o/w current provisions	244	340	353

(1)	Mainly corresponds to the provision reversal of (97) million euros for the Digicel litigation after a favorable decision by the French Supreme Court in 2023 (see Note 18).
(2)	Corresponded mainly to the conviction for anti-competitive practices in the “enterprise” market segment in 2021 (see Note 18).

The Group’s significant litigation are described in Note 18.

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

Consolidated Financial Statements 2023	F-55

5.3    Restructuring costs

(in millions of euros)	2023	2022	2021
Departure plans(1)	(355)	(54)	(241)
Lease property restructuring	(18)	(21)	(6)
Distribution channels	(3)	(12)	(22)
Other(2)	(80)	(38)	(63)
Total restructuring costs	(456)	(125)	(331)

(1)	In 2023, mainly relates to the costs and provisions associated with the departure plans at Orange Business for 180 million euros (of which 141 million euros in France for around 650 jobs) and Orange Bank for around 600 jobs for 122 million euros.

In 2022, mainly related to the Equant departure plan for around 300 people.

In 2021, mainly related to departure plans at Orange Polska, for around 1,400 people, and Orange Espagne, for around 400 people.

(2)	In 2023, includes 35 million euros of costs related to the discontinuation of the commercialization of products and services as part of the Orange Business restructuring plan.

Orange Business restructuring plan in France

Orange Business has presented the operational implementation of its strategic priorities within the framework of the strategic plan Lead the future. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes. The plan includes the discontinuation of the commercialization of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis. As a result, restructuring costs (including provisions corresponding to the best estimate to date of the costs of the plan) were recognized at December 31, 2023, for 176 million euros.

End of Orange Bank activities

On June 28, 2023, the Orange group announced its intention to withdraw from retail banking in France and Spain, as well as the launch of discussions with BNP Paribas with a view to providing Orange Bank customers with a dedicated offering, customer journey and support. Since then, Orange Bank has embarked on negotiations with employee representatives to initiate a departure plan (around 600 jobs in France). At December 31, 2023, this plan is still being negotiated. A restructuring provision totalling 122 million euros was recognized at December 31, 2023, corresponding to the best estimate to date of the costs of the plan.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Restructuring provisions - in the opening balance	162	185	117
Additions with impact on income statement(1)	393	98	277
Reversals with impact on income statement	(26)	(26)	(17)
Discounting with impact on income statement	(1)	(5)	(1)
Utilizations without impact on income statement	(54)	(90)	(191)
Changes in consolidation scope	—	—	—
Translation adjustment	1	(1)	—
Reclassifications and other items	—	—	(1)
Restructuring provisions - in the closing balance	477	162	185
o/w non-current provisions	196	43	61
o/w current provisions	281	119	124

(1)	In 2023, mainly relates to provisions of 173 million euros for the Orange Business departure plans (including 134 million euros in France) and 122 million euros for the Orange Bank departure plan.

In 2022, related to provisions of 30 million euros for the Equant departure plans.

In 2021, related to provisions of 155 million euros for the departure plans in Spain.

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

Consolidated Financial Statements 2023	F-56

5.4    Broadcasting rights and equipment inventories

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Handset inventories (1)	787	629	593
Other products/services sold	96	125	77
Available broadcasting rights	80	102	102
Other supplies	265	258	242
Gross value	1,228	1,114	1,015
Depreciation	(76)	(67)	(64)
Net book value of equipment inventories and broadcasting rights	1,152	1,048	952

(1)	Of which inventories treated as consignment with distributors amounting to 47 million euros at December 31, 2023, 42 million euros at December 31, 2022 and 68 million euros at December 31, 2021.

(in millions of euros)	2023	2022	2021
Net balance of inventories - in the opening balance	1,048	952	814
Business related variations	77	104	125
Changes in the scope of consolidation(1)	25	3	9
Translation adjustment	2	(4)	3
Reclassifications and other items	0	(6)	(1)
Net balance of inventories - in the closing balance	1,152	1,048	952

(1)	In 2023, this mainly relates to the acquisition of VOO (see Note 3.2).

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net carrying value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5    Prepaid expenses

	December 31,	December 31,	December 31,
(in millions of euros)	2023	2022	2021
Prepaid external purchases	800	780	611
Other prepaid operating expenses	68	72	240
Total	868	851	851

(in millions of euros)	2023	2022	2021
Prepaid expenses - in the opening balance	851	851	850
Business related variations	19	57	5
Changes in the scope of consolidation	16	—	—
Translation adjustment	(27)	(49)	10
Reclassifications and other items	10	(8)	(13)
Prepaid expenses - in the closing balance	868	851	851

Consolidated Financial Statements 2023	F-57

5.6    Trade payables (goods and services)

(in millions of euros)	2023	2022	2021
Trade payables - in the opening balance	7,067	6,738	6,475
Business related variations	(124)	297	41
Changes in the scope of consolidation(1)	126	9	125
Translation adjustment	(36)	(71)	47
Reclassifications and other items	10	95	49
Trade payables - in the closing balance	7,042	7,067	6,738
o/w trade payables from telecoms activities	7,031	6,951	6,652
o/w trade payables from Mobile Financial Services	11	116	86

(1)	Including 123 million euros related to the acquisition of VOO in 2023 and 108 million euros related to the acquisition of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 354 million euros at December 31, 2023, 377 million euros at December 31, 2022, and 460 million euros at December 31, 2021.

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

5.7    Other liabilities

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Orange Money - units in circulation(1)	1,430	1,242	1,030
Provisions for litigation(2)	283	387	405
Submarine cable consortium(1)	272	230	191
Security deposits received	103	111	128
Cable network access fees (URI)	14	25	38
Other	976	806	852
Total	3,078	2,802	2,644
o/w other non-current liabilities	299	276	306
o/w other current liabilities	2,779	2,526	2,338

(1)	These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).
(2)	See Note 5.2.

Consolidated Financial Statements 2023	F-58

(in millions of euros)	2023	2022	2021
Other liabilities - in the opening balance	2,802	2,644	2,574
Business related variations	176	129	54
Changes in the scope of consolidation(1)	63	6	9
Translation adjustment	(13)	—	29
Reclassifications and other items	52	23	(22)
Other liabilities - in the closing balance	3,078	2,802	2,644

(1)	Including 41 million euros related to the acquisition of VOO in 2023 (see Note 3.2).

Note 6    Employee benefits

6.1    Labor expenses

(in millions of euros)	Note	2023	2022	2021
Average number of employees (full-time equivalents)(1)		127,109	130,307	132,002
Wages and employee benefit expenses		(8,863)	(8,754)	(9,587)
o/w wages and salaries		(6,343)	(6,328)	(6,232)
o/w social security charges		(2,083)	(2,132)	(2,148)
o/w French part-time for seniors plans	6.2	(364)	(313)	(1,209)
o/w capitalized costs(2)		788	818	849
o/w other labor expenses(3)		(860)	(799)	(847)
Employee profit sharing		(134)	(149)	(145)
Share-based compensation (4)	6.3	(21)	(16)	(185)
o/w free share award plans		(21)	(16)	(13)
o/w employee shareholding plan Together 2021		—	—	(172)
Total in operating income		(9,018)	(8,920)	(9,917)
Net interest on the net defined liability in finance costs		(86)	(13)	(10)
Actuarial (gains)/losses in other comprehensive income		(96)	176	59
Total in comprehensive income		(9,200)	(8,756)	(9,867)

(1)	Of whom 25% were Orange SA's civil servants at December 31, 2023 (compared with 28% at December 31, 2022 and 31% at December 31, 2021).
(2)	Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).
(3)	Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans (TPS)).
(4)	Includes social security contributions of (2) million euros in 2023, (1) million euros in 2022 and (13) million euros in 2021, whose counterpart on the balance sheet is not presented in equity.

6.2    Employee benefits

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Post-employment benefits(1)	837	739	881
Other long-term benefits	2,389	2,358	2,318
o/w French part-time for seniors plans	1,711	1,753	1,720
Provisions for employment termination benefits	2	1	2
Other employee-related payables and payroll taxes due	1,923	1,857	1,862
Provisions for social risks and litigation	32	29	50
Total	5,183	4,985	5,113
o/w non-current employee benefits	2,551	2,567	2,798
o/w current employee benefits	2,632	2,418	2,316

(1)	Does not include defined contribution plans.

The accrued post-employment and other long-term benefits are presented below. These are estimated based on Group headcounts at December 31, 2023, including vested and unvested rights at December 31, 2023, but which the Group estimates will be vested by approximately 2050:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2024	2025	2026	2027	2028	2029 and beyond
Post-employment benefits	88	53	58	88	111	2,701
Other long-term benefits (1)	626	562	453	324	132	30
o/w French part-time for seniors plans	534	478	392	282	120	20
Total	714	614	510	411	243	2,732

(1)	Provisions for Time Savings Account (Compte Epargne Temps (CET)) and long-term sick leave and long-term leave not included.

Consolidated Financial Statements 2023	F-59

6.2.1  Effect of French pension reform

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023.

The effects of this reform have been recognized in the income statement as a plan amendment and break down as follows:

–  an additional provision of (241) million euros was recognized for the French part-time for seniors plans (Temps Partiel Senior (TPS)) signed in 2018 and 2021. These agreements provided for the extension of the measures in the event of pension reform for the employees concerned;

–  a provision reversal of 22 million euros was recognized on capital-based or annuity-based defined-benefit plans.

6.2.2  Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

–  with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (667) million euros in 2023 (compared with (691) million euros in 2022 and (727) million euros in 2021);

–  the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 215 million euros in 2023 and a plan for senior managers in France for 187 million euros in 2023. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to vesting;

–  the Group is also committed to capital-based defined-benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (643 million euros for Orange SA, i.e. 79% of the capital-based plans) and for civil servants (13 million euros, i.e. 2% of capital-based plans);

–  other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

–  other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

The French part-time for seniors plans (TPS) are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 (before the application of the 2023 pension reform) and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

–  base compensation of between 65% and 80% of a full-time job;

–  the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

–  and a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Epargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

As part of the intergenerational agreement renegotiations, a French part-time for seniors (TPS) plan was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros at December 31, 2021.

At December 31, 2023, the number of employees who are participating in the French part-time for seniors plans (TPS), and thus included in the provision, is approximately 9,150 employees.

Consolidated Financial Statements 2023	F-60

6.2.3  Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans (TPS) had been sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries ultimately made between the different plans proposed. At December 31, 2023, with sign-ups to the 2018 and 2021 French part-time for seniors plans (TPS) no longer possible, the sensitivity to the sign-up rate was not presented.

The discount rates used for the French entities (which accounts for 95% of Orange’s pension and other long-term employee benefit obligations at December 31, 2023) are as follows:

	December 31,		December 31,	December 31,
	2023		2022	2021
More than 10 years	3.25% à 4.20%		3.75% à 3.85%	0.80% à 1.05%
Less than 10 years	3.20% à 4.15	%(1)	3.20% à 3.75%	- 0.15% à 0.40%

(1)	Rates of 3.45% and 3.20%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (TPS) (compared with 3.40% and 3.55% at December 31, 2022 and - 0.15% at December 31, 2021).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3% used) up to 5%.

Consolidated Financial Statements 2023	F-61

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of a change in the key assumption would be as follows:

(in millions of euros)	Rate increases by 50 points	Rate decreases by 50 points
Discount rates(1)	(71)	75

(1)	Including (16) and 16 million euros for the French part-time for seniors plans (TPS) (short-term duration).

6.2.4  Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022		2021
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Total benefit obligations in the opening balance	401	710	2	1,753	605	3,471	3,740		2,812
Service cost	—	38	—	29	140	208	131		1,379	(4)
Plan amendment (1)	—	(23)	—	241	1	219	—		—
Net interest on the defined benefit liability	16	31	—	53	1	101	19		15
Actuarial losses/(gains) arising from changes of assumptions	(2)	57	—	13	—	68	(490)		(5)
o/w arising from change in discount rate	3	39	—	10	—	52	(495)	(2)	(76)
Actuarial losses/(gains) arising from experience(3)	8	32	—	79	—	120	459		(47)
Benefits paid	(21)	(36)	—	(459)	(71)	(587)	(374)		(439)
Translation adjustment and others	4	20	—	2	—	26	(14)		25
Total benefit obligations in the closing balance (a)	405	828	2	1,711	678	3,625	3,471		3,740
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	405	41	—	—	—	446	419		571
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	—	788	2	1,711	678	3,179	3,052		3,169
Weighted average duration of the plans (in years)	8	11	15	2	2	4	4		6

(1)	Mainly includes the effect of the French pension reform enacted on April 14,2023.
(2)	Including (352) million euros in France and (130) million euros in the United Kingdom related to the increase in discount rates in 2022.
(3)	In 2023, actuarial gains and losses were primarily related to experience effects and mainly included the effect of salary revaluations.

In 2022, actuarial gains related to experience effects mainly took into account an increase in the number of sign-ups for the French part-time for seniors plans (TPS), and particularly the plan signed in 2021.

In 2021, actuarial gains related to experience effects took into account a slowdown in the number of sign-ups for the French part-time for seniors plans (TPS).

(4)	Including 1,225 million euros related to the French part-time for seniors plan (TPS) signed in December 2021.

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Fair value of plan assets in the opening balance	373	1	—	—	—	373	541	474
Net interest on the defined benefit liability	16	—	—	—	—	16	7	4
(Gains)/Losses arising from experience	—	—	—	—	—	—	(154)	40
Employer contributions	9	1	—	—	—	10	11	20
Benefits paid by the fund	(18)	—	—	—	—	(19)	(18)	(20)
Translation adjustment and other	4	15	—	—	—	19	(13)	23
Fair value of plan assets in the closing balance (b)	383	16	—	—	—	399	373	541

Funded annuity-based plans represent 12 % of Group social commitments.

Consolidated Financial Statements 2023	F-62

The funded annuity-based plans are primarily located in the United Kingdom (51%) and France (43%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to any asset capping adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
				(TPS)
Employee benefits in the opening balance	28	709	2	1,753	605	3,097	3,199	2,337
Net expense for the period	1	46	—	415	143	605	443	1,356
of which plan amendment(1)	—	22	—	(241)	(1)	(220)	—	—
Employer contributions	(9)	(1)	—	—	—	(10)	(11)	(20)
Benefits directly paid by the employer	(3)	(36)	—	(459)	(71)	(568)	(355)	(419)
Actuarial (gains)/losses generated during the year through other comprehensive income	6	91	—	—	—	96	(176)	(59)
Other	—	2	—	2	—	5	(2)	3
Employee benefits in the closing balance - Net position (a) - (b)	22	812	2	1,711	678	3,226	3,097	3,199
o/w non-current	21	746	2	1,177	672	2,618	2,605	2,799
o/w current	2	66	—	534	6	608	492	400

(1)	Mainly includes the effect of the French pension reform enacted on April 14, 2023.

The following table details the net expense:

	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity-	Capital-	Other	French part-	Other
	based	based		time for
	plans	plans		seniors plans
(in millions of euros)				(TPS)
Service cost	—	(37)	—	(29)	(140)	(207)	(131)	(1,379)	(1)
Plan amendment(2)	—	22	—	(241)	(1)	(220)	—	—
Net interest on the net defined benefit liability	(1)	(31)	—	(53)	(1)	(86)	(12)	(10)
Actuarial gains/(losses)	—	—	—	(92)	(1)	(93)	(299)	33
Total	(1)	(46)	—	(415)	(144)	(606)	(443)	(1,356)
o/w expenses in operating income	—	(16)	—	(362)	(143)	(521)	(430)	(1,346)
o/w net interest on the net defined liability in finance cost	(1)	(31)	—	(53)	(1)	(86)	(12)	(10)

(1)	Including (1,225) million euros related to the French part-time for seniors plan (TPS) signed on December 17, 2021.
(2)	Mainly includes the effect of the French pension reform enacted on April 14, 2023.

Accounting policies

Post-employment benefits are granted through:

–  defined-contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

Consolidated Financial Statements 2023	F-63

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

Other long-term employee benefits may be granted, such as seniority awards, long-term compensated absences and the French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in net income for the period when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments entailing the payment of termination benefits, actuarial gains and losses are recognized in net income for the period when modifications take place.

6.3    Share-based compensation

Free share award plans in force at December 31, 2023

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans – LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as “Executives” or “Leaders.”

Main characteristics

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Implementation date by the Board of Directors	July 25, 2023	July 27, 2022	July 28, 2021
Maximum number of free share units (1)	1.9 million	1.8 million	1.8 million
Estimated number of beneficiaries	1,200	1,300	1,300
Acquisition date of the rights by the beneficiaries	March 31, 2026	December 31, 2024	December 31, 2023
Delivery date of the shares to the beneficiaries	March 31, 2026	March 31, 2025	March 31, 2024

(1)	In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the market price of Orange stock at the delivery date of the shares.

Consolidated Financial Statements 2023	F-64

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Assessment of the employment continuation	From July 25, 2023	From July 27, 2022	From July 28, 2021
	to March 31, 2026	to December 31, 2024	to December 31, 2023

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

–  the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 20212023, 20222024 and 20232025;

–  the Corporate Social Responsibility (CSR) internal performance condition, two-thirds of which comprises the reduction of CO2 emissions and one-third the proportion of women in the Group’s management networks for the Long Term Incentive Plan (LTIP) 20232025. For the 20212023 and 20222024 plans, half of the performance condition is based on reducing customer CO2 emissions, and half on the proportion of women in the Group’s management networks. This performance condition is assessed at the end of the three-year plan against the targets set by the Board of Directors;

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

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Organic cash-flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	30%	30%	30%
Corporate Social Responsability (CSR)	30%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan.

Valuation assumptions

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Measurement date	July 25, 2023	July 27, 2022	July 28, 2021
Vesting date	March 31, 2026	December 31, 2024	December 31, 2023
Price of underlying instrument at measurement date	10.73 euros	10.16 euros	9.63 euros
Price of underlying instrument at closing date	10.30 euros	10.30 euros	10.30 euros
Expected dividends (% of the share price)	6.7%	6.9%	7.3%
Risk free yield	3.09%	0.59%	-0.68%
Fair value per share of benefit granted to employees	8.31 euros	7.53 euros	6.33 euros
o/w fair value of internal performance condition	8.86 euros	8.30 euros	7.74 euros
o/w fair value of external performance condition	7.02 euros	5.74 euros	3.04 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends. The fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, the fair value was determined based on the market price of Orange shares.

Accounting effect

In 2023, an expense of (13) million euros (including social security contributions) was recognized with corresponding entries in equity (11 million euros) and employee benefits (2 million euros).

In 2022, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2021, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

Closure of the free share award plan LTIP 2020–2022

In 2020, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2023.

Consolidated Financial Statements 2023	F-65

Main characteristics

LTIP 2020 - 2022
Implementation date by the Board of Directors	July 29, 2020
Maximum number of free share units (1)	1.7 million
Estimated number of beneficiaries at the beginning	1,300
Number of free share units delivered at delivery date (1)	0.9 million
Number of beneficiaries	1,191
Acquisition date of the rights by the beneficiaries	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2023

(1)	In countries where the regulatory conditions, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash amount value based on the market price of Orange stock at the delivery date of the shares, on March 31, 2023.

Continued employment condition

The allocation of rights to beneficiaries was subject to a continued employment condition:

LTIP 2020 - 2022
From July 29, 2020
Assessment of the employment continuation	to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, i.e.:

–  the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

–  The internal CSR performance condition, comprising the reduction in the level of CO2 per customer use and the change in the proportion of renewable electricity used by the Group;

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

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

LTIP 2020 - 2022
Organic cash-flow from telecom activities	40%
Total Shareholder Return (TSR)	40%
Corporate Social Responsability (CSR)	20%

Performance was assessed for the years 2020, 2021 and 2022 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The internal condition relating to organic cash flow from telecom activities was partially met, and the internal condition for CSR (Corporate Social Responsibility) was met, for 2020, 2021 and 2022. In addition, the condition relating to TSR was not met for the period 20202022.

Valuation assumptions

LTIP 2020 - 2022
Measurement date	July 29, 2020
Vesting date	December 31, 2022
Price of underlying instrument at measurement date	10.47 euros
Price of underlying instrument at vesting date	9.28 euros
Price of underlying instrument at delivery date	10.95 euros
Expected dividends (% of the share price)	6.7%
Risk free yield	-0.61%
Fair value per share of benefit granted to employees	6.06 euros
o/w fair value of internal performance condition	8.58 euros
o/w fair value of external performance condition	2.27 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the award date and the expected dividends. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price.

Accounting effect

The cost of the plan including social security contributions is presented below:

(in millions of euros)	2023	2022	2021	2020
LTIP 2020 - 2022 (1)	1	(5)	(5)	(2)

(1)	With corresponding entries in equity for (10) million euros and in employee-related payables for (1) million euros settled on delivery of the shares in 2023.

Consolidated Financial Statements 2023	F-66

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

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with corresponding entries for:

–  employee benefit liabilities for cash-settled plans, remeasured in profit or loss at each year-end; and

–  equity for equity-settled plans.

6.4    Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Short-term benefits excluding employer social security contributions (1)	(12)	(12)	(14)
Short-term benefits: employer’s social security contributions	(4)	(4)	(5)
Post-employment benefits (2)	—	—	—
Share-based compensation (3)	(2)	(1)	(2)

(1)	Includes all compensation; gross salaries, the variable component, bonuses and benefits (excluding termination benefits), benefits in kind, incentives and profit-sharing attendance compensation and the share-based Long Term Incentive Plan (LTIP) which matured at December 31, 2022 and was paid out in 2023.
(2)	Service cost.
(3)	Includes employee shareholding plans and share-based Long-Term Incentive Plans (LTIP) in force.

The total amount of retirement benefits (contractual retirement bonuses and supplementary defined-benefit pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the fiscal year is 1 million euros in 2023 (compared with 2 million euros in 2022 and 4 million euros in 2021).

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

Consolidated Financial Statements 2023	F-67

Note 7    Impairment losses and goodwill

7.1    Impairment losses

(in millions of euros)	2023	2022	2021
Romania	—	(789)	—
Mobile Financial Services	—	(28)	—
Spain	—	—	(3,702)
Total of impairment of goodwill	—	(817)	(3,702)

Impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill (see Note 7.2) and on fixed assets (see Note 8.3).

At December 31, 2023

At December 31, 2023, impairment tests do not result in the Group recognizing any impairment losses.

At December 31, 2022

Romania

In Romania, the goodwill impairment of (789) million euros mainly reflected:

−a material increase in the discount rate due to changes in market assumptions;

−greater competitive pressure; and

−the downward revision of the business plan compared with the plan used at December 31, 2021, particularly in the early years.

Following the impairment of goodwill in Romania, the net carrying value of the assets of the CGU was reduced to the value in use of current and long-term assets at 100% at December 31, 2022, i.e. 1.7 billion euros.

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

The revision of the business plan in Spain has led to the recognition during the first -half of 2021 of (3,702) million euros impairment of goodwill, bringing the net carrying value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

Consolidated Financial Statements 2023	F-68

7.2    Goodwill

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Gross value	Accumulated	Net book value	Net book value	Net book value
		impairment
		losses
France	13,189	(13)	13,176	13,176	14,364
Europe	13,862	(8,571)	5,291	4,586	6,079
Spain	6,550	(3,816)	2,734	2,734	3,170
Belgium	1,733	(713)	1,020	336	336
Slovakia	806	—	806	806	806
Romania	1,806	(1,359)	447	447	1,504
Poland	2,815	(2,664)	151	135	135
Moldova	84	—	84	78	80
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,252	(849)	1,403	1,420	1,465
Burkina Faso	428	—	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	255	—	255	249	265
Jordan	284	(170)	114	118	111
Liberia	88	—	88	91	86
Sierra Leone	58	—	58	73	114
Cameroon	134	(90)	44	44	44
Other	589	(548)	41	42	42
Orange Business	2,913	(650)	2,263	2,289	2,237
Totem(1)	1,624	—	1,624	1,624	n/a
Mobile Financial Services	28	(28)	—	—	28
International Carriers & Shared Services	18	—	18	18	18
Goodwill	33,886	(10,112)	23,775	23,113	24,192
(1)	In 2021, Totem's figures were included in France and Spain segments (see Note 1.1).

(in millions of euros)		December 31,	December 31,	December 31,
	Note	2023	2022	2021
Gross Value in the opening balance		33,140	33,626	33,273
Acquisitions(1)	3.2	675	(206)	266
Disposals		—	—	(4)
Translation adjustment		71	(280)	91
Reclassifications and other items		—	—	—
Gross Value in the closing balance		33,886	33,140	33,626
Accumulated impairment losses in the opening balance		(10,028)	(9,435)	(5,678)
Impairment	7.1	—	(817)	(3,702)
Disposals		—	—	—
Translation adjustment		(84)	225	(55)
Accumulated impairment losses in the closing balance		(10,112)	(10,028)	(9,435)
Net book value of goodwill		23,775	23,113	24,192
(1)	In 2023, mainly includes goodwill on the acquisition of VOO of 684 million euros (see Note 3.2).

In 2022, mainly included the finalization of the purchase price allocation for Telekom Romania Communications, resulting in the revision of the amount of preliminary goodwill recognized in 2021 for (272) million euros.

In 2021, mainly included preliminary goodwill of 272 million euros related to the acquisition of Telekom Romania Communications.

Consolidated Financial Statements 2023	F-69

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

In 2023, the Group updated its financial trajectories.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2023:

–  discount rates have risen as a result of the deteriorating macroeconomic environment (higher interest rates), and may include a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks;

–  perpetual growth rates were maintained for most geographical areas.

At December 31, 2023, the business plans and key operating assumptions were sensitive to the following:

–  inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

–  the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

–  the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

–  specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2023	Basis of	Used	Methodology	Cost of	Discount rate			Perpetuity
	recoverable	source		equity	Post-tax		Pre-tax	growth rate
	amount
France				n/a	6.3%		8.4%	0.8%
Spain				n/a	7.8%		10.3%	1.5%
Poland	Value in use	Internal plan	Discounted cash	n/a	8.0%		9.4%	2.0%
Enterprise			flow	n/a	8.5%		11.7%	0.5%
Mobile Financial Services				13.0%	n/a		n/a	2.1%
Romania				n/a	n/a		n/a	n/a
Belgium/ Luxembourg	Fair value	n/a	n/a	n/a	n/a		n/a	n/a

December 31, 2022	Basis of	Used	Methodology	Cost of	Discount rate			Perpetuity
	recoverable	source		equity	Post-tax		Pre-tax	growth rate
	amount
France				n/a	6.3%		8.4%	0.8%
Spain				n/a	7.5%		10.0%	1.5%
Poland				n/a	7.8%		9.1%	2.0%
Enterprise	Value in use	Internal plan	Discounted cash	n/a	6.8%		9.2%	0.5%
Romania			flow	n/a	10.5%		11.8%	2.5%
Belgium				n/a	7.0%		8.8%	0.8%
Mobile Financial Services				12.3%	n/a		n/a	2.0%
Côte d'Ivoire / Burkina Faso / Liberia	Fair value	n/a	n/a	n/a	n/a		n/a	n/a

December 31, 2021	Basis of	Used	Methodology	Cost of	Discount rate			Perpetuity
	recoverable	source		equity	Post-tax		Pre-tax	growth rate
	amount
France				n/a	5.8	%(1)	7.6%	0.8%
Spain				n/a	6.8%		8.4%	1.5%
Poland	Value in use	Internal plan	Discounted cash	n/a	7.3%		8.5%	1.5%
Enterprise			flow	n/a	8.3%		11.1%	0.3%
Romania				n/a	7.0%		7.9%	2.5%
Belgium/Luxembourg	Fair value	n/a	n/a	n/a	n/a		n/a	n/a

(1)	The post-tax discount rate for France included a corporate tax reduction of 25.83% since 2022.

The work done by the Group to take into account ESMA's position on the inclusion of leases (IFRS 16) in impairment testing (IAS 36) confirms that there is no impact on the conclusions of the Group's impairment tests at December 31, 2023.

Consolidated Financial Statements 2023	F-70

At December 31, 2023, the fair value of the Belgium/Luxembourg combination is defined according to the conversion ratio that would be expected in the context of the transaction for Nethys to acquire a stake in Orange Belgium by converting its stake in VOO into Orange Belgium shares (see Note 3.2).

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2).

At December 31, 2021, the fair value of the Belgium/Luxembourg combination had been defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium, which closed on May 4, 2021 (see Note 3.2).

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

			Decrease in the discounted cash
	Increase in discount rate in	Decrease in the perpetual	flows of the terminal value in
	order for the recoverable	growth rate in order for the	order for the recoverable amount
	amount to be equal to the net	recoverable amount to be	to be equal to the net carrying
	carrying value (in basis points)	equal to the net carrying value	value (in %)
		(in basis points)
December 31, 2023
France	+134 bp	(115) bp	-25%
Spain	+67 bp	(71) bp	-12%
Poland	+254 bp	(295) bp	-33%
Enterprise	+279 bp	(369) bp	-36%
December 31, 2022
France	+139 bp	(120) bp	-26%
Spain	+44 bp	(47) bp	-8%
Poland	+249 bp	(272) bp	-32%
Enterprise	+100 bp	(115) bp	-19%
Belgium	+97 bp	(97) bp	-15%
Sierra Leone	+50 bp	(72) bp	-6%
December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%

Mobile Financial Services

At December 31, 2023, the value in use of the Mobile Financial Services CGU was revised on the basis of key valuation assumptions established by local governance. The revised assumptions resulted in the identification of a negative margin, however, the impairment of fixed assets of (42) million euros recognized over the period (see Note 8.3), represents all the assets eligible for impairment under IAS 36 at December 31, 2023. Sensitivity analyses are therefore not relevant.

Consolidated Financial Statements 2023	F-71

Romania

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2). Sensitivity analyses, calculated on cash flows and financial parameters, are therefore not relevant for this CGU at December 31, 2023.

Jordan

At December 31, 2023, a sensitivity analysis was carried out on each of the following criteria, taken individually:

–   1% increase in the discount rate;

–   1% decrease in the perpetual growth rate;

–   10% decrease in terminal – year cash flows.

This sensitivity analysis identified an estimated impairment risk of up to 11% of the net value of goodwill.

Other entities not shown above individually represent less than 4% of the recoverable amount of the consolidated entities, or do not present a recoverable amount close to the net value.

Consolidated Financial Statements 2023	F-72

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

Impairment loss for goodwill is recorded definitively in operating income.

Consolidated Financial Statements 2023	F-73

Note 8    Fixed assets

8.1    Gains (losses) on disposal of fixed assets

(in millions of euros)	2023	2022	2021

Transfer price(1)	292	347	163
Net book value of assets sold	(201)	(187)	(111)
Proceeds from the disposal of fixed assets	91	159	52

(1)	The proceeds from disposal of fixed assets is used to calculate eCAPEX. This operating performance indicator relates to acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, net of the price of disposal of fixed assets.

8.2    Depreciation and amortization

(in millions of euros)

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

Depreciation and amortization of intangible assets

(in millions of euros)

Consolidated Financial Statements 2023	F-74

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

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 21 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3    Impairment of fixed assets

(in millions of euros)	2023	2022	2021
Mobile Financial Services(1)	(42)	(21)	—
Poland	(5)	(2)	(11)
France	(1)	(15)	(1)
International Carriers & Shared Services	1	0	(2)
Orange Business	8	(20)	0
Other	(8)	1	(2)
Total of impairment of fixed assets	(47)	(56)	(17)

(1)In 2023, the impairment of fixed assets is the result of the freezing of some IT developments.

In 2022, the impairment of fixed assets resulted from impairment tests on Cash-Generating Units (CGUs), described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Consolidated Financial Statements 2023	F-75

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Basis of recoverable amount	Value in use	Value in use	Value in use
Used source	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.4%	1.4%	1.3%
Post-tax discount rate	8.5%	8.2%	7.7%
Pre-tax discount rate	11.0%	10.5%	9.8%

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

8.4    Other intangible assets

	December 31, 2023				December 31,	December 31,
					2022	2021
	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
(in millions of euros)		amortization
Telecommunications licenses	12,891	(5,962)	(52)	6,878	6,869	6,691
Software	14,400	(9,951)	(106)	4,344	4,280	4,331
Orange brand	3,133	—	—	3,133	3,133	3,133
Other brands	1,106	(145)	(897)	65	60	69
Customer bases	5,443	(5,085)	(14)	344	246	346
Other intangible assets	2,089	(1,553)	(201)	335	358	370
Total	39,063	(22,695)	(1,269)	15,098	14,946	14,940

(in millions of euros)	2023	2022	2021
Net book value of other intangible assets - in the opening balance	14,946	14,940	15,135
Acquisitions of other intangible assets	2,365	2,678	2,842
o/w telecommunications licenses(1)	721	1,060	926
Impact of changes in the scope of consolidation(2)	208	35	(888)
Disposals	(7)	(5)	(4)
Depreciation and amortization	(2,332)	(2,418)	(2,363)
Impairment	(48)	(33)	(40)
Translation adjustment	(69)	(245)	92
Reclassifications and other items(3)	35	(7)	165
Net book value of other intangible assets - in the closing balance	15,098	14,946	14,940

(1)	In 2023, mainly includes the purchase of 5G licenses in Belgium for 303 million euros and the 5G license in Poland for 121 million euros.

In 2022, mainly included the acquisition of the 5G licenses in Romania for 319 million euros and in Belgium for 213 million euros, and for the 2600 MHz band license in Egypt for 311 million euros.

In 2021, included the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million euros.

(2)	In 2023, mainly includes the effects of the acquisition of VOO for 166 million euros (see Note 3.2).

In 2021, mainly included the effects of the loss of exclusive control on Orange Concessions (see Note 3.2).

(3)	In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets include to labor expenses and amount to 423 million euros in 2023, 418 million euros in 2022, and 399 million euros in 2021.

Consolidated Financial Statements 2023	F-76

Information on telecommunications licenses at December 31, 2023

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

To take into account the principle of technological neutrality, Orange now presents licenses by frequency band rather than by technology. As a result, the presentation of information relating to licenses was changed with effect from 2023.

(in millions of euros)	Frequency band	Gross value	Net book value	Residual useful life(1)
France	700 MHz	960	699	11.9 to 14.6
	800 MHz	932	413	8.0 to 12.9
	900 MHz	93	67	1.3 to 7.3
	1,800 MHz	117	83	1.3 to 12.9
	2.1 GHz	343	135	1.3 to 7.6
	2.6 GHz	302	126	7.8 to 12.9
	3.4 - 3.8 GHz	876	695	11.9 to 14.6
		3,624	2,219
Spain	700 MHz	547	498	17.8
	800 MHz	474	221	7.3
	900 MHz	127	57	7.0
	2.6 GHz	102	54	7.0 to 19.4
	3.4 - 3.8 GHz	494	397	7.0 to 14.9
	Other	851	28
		2,596	1,254
Poland	800 MHz	703	334	7.1
	2.1 GHz	81	76	14.0
	3.4 - 3.8 GHz	126	126	15.0
	Other	217	58
		1,127	594
Morocco	900 MHz	742	122	7.2
	Other	214	118
		956	241
Romania	700 MHz	136	131	24.0
	900 MHz	173	50	5.3
	1,500 MHz	62	60	24.0
	3.4 - 3.8 GHz	120	120	22.0
	Other	417	136
		909	497
Egypt	2.1 GHz	237	132	7.8
	2.6 GHz	294	283	10.1
	Other	311	65
		842	481
Belgium	700 MHz	146	137	18.7
	800 MHz	138	75	10.9
	900 MHz	83	79	19.0
	1,400 MHz	89	87	19.6
	2.1 GHz	82	78	19.0
	3.4 - 3.8 GHz	67	62	16.3
	Other	75	56
		680	573
Jordan	900 MHz	196	71	25.4
	2.6 GHz	68	51	29.4 to 34.8
	3.4 - 3.8 GHz	64	62	24.2
	Other	190	71
		518	255
Other countries		1,639	762
Total		12,891	6,878

(1)	In number of years, at December 31, 2023.

Main telecommunication licenses obtained or renewed in 2023

–  Orange Belgium obtained 303 million euros of licenses on the 900 MHz, 1,400 MHz, 1,800 MHz and 2,100 MHz frequency bands. This purchase resulted in the recognition of an intangible asset of 303 million euros after the auctions in 2022.

–  Orange Egypt obtained 113 million euros on the 2.6 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 113 million euros.

–  Orange Polska obtained 121 million euros on the 3.4 GHz – 3.8 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 121 million euros.

–  Sonatel obtained 53 million euros on the 700 MHz and 3.4 GHz – 3.8 GHz frequency bands. This purchase resulted in the recognition of an intangible asset of 53 million euros.

Consolidated Financial Statements 2023	F-77

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

Consolidated Financial Statements 2023	F-78

8.5    Property, plant and equipment

	December 31, 2023				December 31,	December 31,
					2022	2021
(in millions of euros)	Gross value	Accumulated	Accumulated	Net book	Net book	Net book
		depreciation	impairment	value	value	value
		and
		amortization
Networks and devices	104,303	(74,208)	(388)	29,707	28,088	27,155
Land and buildings	8,302	(5,783)	(230)	2,289	2,299	2,117
IT equipment	3,767	(3,001)	(2)	763	793	784
Other property, plant and equipment	1,739	(1,299)	(6)	434	460	428
Total property, plant and equipment	118,111	(84,291)	(627)	33,193	31,640	30,484

Networks and devices are broken down as follows:

Fixed-access networks	Mobile access networks	Core & Transmission networks
Customer Devices & Equipment

(in millions of euros)	2023	2022	2021
Net book value of property, plant and equipment - in the opening balance	31,640	30,484	29,075
Acquisitions of property, plant and equipment	5,698	6,329	5,947
o/w financed assets	233	229	40
Impact of changes in the scope of consolidation (1)	1,142	262	130
Disposals and retirements	(192)	(181)	(102)
Depreciation and amortization	(5,109)	(4,725)	(4,796)
o/w fixed assets (2)	(4,980)	(4,618)	(4,712)
o/w financed assets	(129)	(107)	(84)
Impairment	1	(23)	(5)
Translation adjustment	13	(291)	129
Reclassifications and other items (3)	1	(216)	105
Net book value of property, plant and equipment - in the closing balance	33,193	31,640	30,484

(1)In 2023, mainly includes the effects of the acquisition of VOO for 1,132 million euros (see Note 3.2).

In 2022, included 261 million euros for the purchase price allocation of Telekom Romania Communications (see Note 3.2).

In 2021, mainly related to the effects of the acquisition of Telekom Romania Communications and the loss of exclusive control on the FiberCo in Poland (see Note 3.2).

(2)	Includes the effect of extending the amortization period for the copper network in France from 2022, resulting in a reduction in depreciation and amortization of around 130 million euros from 2022.
(3)In 2022, mainly included the effect of the increase in discount rates on dismantling assets (see Note 8.7).

Financed assets

Financed assets include at December 31, 2023 the set-up boxes in France financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The associated payables to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3)

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment mainly include labor expenses and amount to 365 million euros in 2023, 400 million euros in 2022, and 450 million euros in 2021.

Accounting policies

Property, plant and equipment is made up of tangible fixed assets and financed assets. It mainly comprises network facilities and equipment.

Consolidated Financial Statements 2023	F-79

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

8.6    Fixed assets payables

(in millions of euros)	2023	2022	2021
Fixed assets payable - in the opening balance	4,581	4,481	4,640
Business related variations	(45)	124	(206)
o/w telecommunication licences payable(1)	214	51	143
Changes in the scope of consolidation(2)	9	—	(199)
Translation adjustment	(15)	(54)	31
Reclassifications and other items(3)	4	30	216
Fixed assets payable - in the closing balance	4,534	4,581	4,481
o/w long-term fixed assets payable	1,608	1,480	1,370
o/w short-term fixed assets payable	2,926	3,101	3,111

(1)	In 2023, includes 85 million euros for the acquisition of the 5G license in Belgium and 77 million euros for the acquisition of the 5G license in Poland.

In 2022, included 241 million euros relating to the acquisition of the 5G license in Romania, and (153) million euros paid out for 5G licenses in France.

In 2021, included 192 million euros relating to the acquisition of 5G in Spain and (150) million euros paid out for the 5G license in France.

(2)	In 2021, included (241) million euros resulting from the loss of exclusive control on Orange Concessions (see Note 3.2).
(3)	In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

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

Consolidated Financial Statements 2023	F-80

8.7    Dismantling provisions

Asset dismantling obligations mainly relate to the restoration of mobile telephony antenna sites, the treatment of telephone poles, management of waste electrical and electronic equipment and the dismantling of telephone booths.

(in millions of euros)	2023	2022	2021
Dismantling provisions - in the opening balance	696	897	901
Provision reversal with impact on income statement	—	—	—
Discounting with impact on income statement	23	36	11
Utilizations without impact on income statement	(29)	(20)	(18)
Changes in provision with impact on assets(1)	35	(221)	3
Changes in the scope of consolidation	2	—	—
Translation adjustment	11	(5)	—
Reclassifications and other items	—	10	—
Dismantling provisions - in the closing balance	738	696	897
o/w non-current provisions	698	670	876
o/w current provisions	40	26	21

(1)In 2023 and 2022, mainly includes the effect of the increase in discount rates.

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

Consolidated Financial Statements 2023	F-81

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

−  IT equipment: this asset category primarily comprises leases for servers and hosting space in data centers;

−  Other: this asset category primarily comprises leases for vehicles and technical equipment.

9.1    Right-of-use assets

(in millions of euros)	December 31, 2023				December 31, 2022	December 31, 2021
	Gross value	Accumulated	Accumulated	Net book	Net book value	Net book value
		depreciation	impairment	value
		and
		amortization
Land and buildings	8,574	(3,704)	(446)	4,424	4,667	4,930
Networks and devices(1)	5,112	(1,590)	—	3,522	3,049	2,516
IT equipment	132	(73)	—	59	59	55
Other	385	(215)	—	170	161	201
Total right-of-use assets	14,203	(5,582)	(446)	8,175	7,936	7,702

(1)	The increase in right-of-use assets includes the effect of the development of a secondary market for co-financed and leased lines.

(in millions of euros)	2023	2022	2021
Net book value of right-of-use assets - in the opening balance	7,936	7,702	7,009
Increase (new right-of-use assets)(1)	1,317	1,930	2,172
Changes in the scope of consolidation	30	—	34
Depreciation and amortization	(1,522)	(1,507)	(1,481)
Impairment (2)	(69)	(54)	(91)
Changes in the assessments	472	(49)	74
Translation adjustment	10	(35)	46
Reclassifications and other items	1	(52)	(62)
Net book value of right-of-use assets - in the closing balance	8,175	7,936	7,702

(1)	In 2021, included the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.
(2)	Impairment losses on right-of-use assets mainly concern real estate leases classified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2023, the rental expense recognized in external purchases in the income statement amounts to (111) million euros, compared with (134) million euros in 2022 and (147) million euros in 2021 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not automatically renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not taken into account in the measurement of the lease liability.

Consolidated Financial Statements 2023	F-82

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

9.2    Lease liabilities

(in millions of euros)	2023	2022	2021
Lease liabilities - in the opening balance	8,410	8,065	7,371
Increase with counterpart in right-of-use	1,289	1,915	2,158
Changes in the scope of consolidation	30	1	34
Decrease in lease liabilities following rental payments	(1,645)	(1,514)	(1,624)
Changes in the assessments	493	(43)	74
Translation adjustment	1	(29)	47
Reclassifications and other items	(10)	16	4
Lease liabilities - in the closing balance	8,568	8,410	8,065
o/w non-current lease liabilities	7,099	6,901	6,696
o/w current lease liabilities	1,469	1,509	1,369

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2023:

(in millions of euros)	Total	2024	2025	2026	2027	2028	2029 and
							beyond
Undiscounted lease liabilities	9,658	1,618	1,492	1,248	1,090	952	3,257

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

Consolidated Financial Statements 2023	F-83

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

Note 10    Taxes

10.1    Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to States and local authorities.

10.1.1  Operating taxes and levies recognized in profit or loss

(in millions of euros)	2023	2022	2021
Territorial Economic Contribution, IFER and similar taxes	(559)	(642)	(652)
Spectrum fees	(374)	(373)	(360)
Levies on telecommunication services	(314)	(333)	(329)
Other operating taxes and levies	(547)	(534)	(586)
Total	(1,794)	(1,882)	(1,926)

The 2023 French Finance Act has enacted the reduction of the applicable rate of the contribution on the added value of companies (Cotisation sur la Valeur Ajoutée des Entreprises (CVAE)) in France, from January 1, 2023, with the aim of eliminating this tax by 2027. The applicable rate for this tax will be gradually reduced over 4 years. It was reduced from 0.75% to 0.375% for 2023.

The Territorial Economic Contribution (Contribution Economique Territoriale (CET)) of Orange SA fell by 109 million euros in 2023 compared with 2022, mainly due to its main component, the contribution on the added value of companies (CVAE).

The breakdown of operating taxes and levies per geographical area is as follows:

(in millions of euros)

France	Africa and Middle East	Spain	Other subsidiaries

Consolidated Financial Statements 2023	F-84

10.1.2  Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Value Added Tax (VAT)	1,111	1,114	1,025
Other operating taxes and levies	122	151	138
Operating taxes and levies - receivables	1,233	1,265	1,163
Value added tax (VAT)	(743)	(687)	(682)
Territorial Economic Contribution, IFER and similar taxes	(109)	(96)	(89)
Spectrum fees	(21)	(19)	(18)
Levies on telecommunication services	(132)	(107)	(143)
Other operating taxes and levies	(479)	(496)	(504)
Operating taxes and levies - payables	(1,483)	(1,405)	(1,436)
Operating taxes and levies - net	(251)	(140)	(273)

Changes in operating taxes and levies

(in millions of euros)	2023	2022	2021
Net tax liabilities and operating taxes and levies - in the opening balance	(140)	(273)	(175)
Operating taxes and levies recognized in profit or loss	(1,794)	(1,882)	(1,926)
Operating taxes and levies paid(1)	1,680	1,906	1,914
Changes in the scope of consolidation(2)	(33)	—	(67)
Translation adjustment	21	42	(19)
Reclassifications and other items	16	68	(1)
Net tax liabilities and operating taxes and levies - in the closing balance	(251)	(140)	(273)

(1)	In 2021, included the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement by Orange Polska in connection with the loss of exclusive control on the FiberCo in Poland (see Note 3.2).
(2)	In 2023, includes mainly the acquisition of VOO.

In 2021, included the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland.

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

Consolidated Financial Statements 2023	F-85

10.2    Income taxes

10.2.1  Income tax expense

(in millions of euros)	2023	2022	2021
Orange SA tax group	(243)	(541)	3
• Current tax	(150)	(417)	(129)
• Deferred tax	(92)	(124)	133
Spanish tax group	6	50	(115)
• Current tax	1	—	—
• Deferred tax	5	50	(115)
Africa & Middle East	(552)	(528)	(431)
• Current tax	(544)	(536)	(420)
• Deferred tax	(9)	8	(11)
United Kingdom	(103)	(74)	(264)
• Current tax	(104)	(75)	(76)
• Deferred tax	1	1	(188)
Other subsidiaries	20	(172)	(156)
• Current tax	(178)	(140)	(125)
• Deferred tax(1)	198	(32)	(31)
Total Income taxes	(871)	(1,265)	(962)
Current tax	(975)	(1,168)	(750)
Deferred tax	103	(97)	(212)

(1)

In 2023, includes a deferred tax income of 190 million euros recognized for Belgian subsidiaries (other than the Orange Belgium group) to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Consolidated Financial Statements 2023	F-86

The breakdown of current tax by geographical area or by tax group is as follows:

(in millions of euros)

Orange SA tax group

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

In 2023, the reduction in the current tax expense is due in particular to changes in the income of entities in the French tax group.

In 2022, the applicable corporate tax rate in France had declined from 28.41% to 25.83%. This decline in the corporate tax rate resulted in a reduction in the current tax expense of 35 million euros in 2022.

In 2021, the current tax expense included a tax income resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

Deferred tax expense

Deferred taxes are recorded at the tax rate applicable at the time of their reversal, i.e. 25.83%.

In 2021, the deferred tax expense included a deferred tax income of 316 million euros related to the recognition of an employee benefit liability for the French part-time for seniors plans (Temps Partiel Seniors – TPS).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% limit on the use of available tax loss carryforwards. This tax expense may then be reduced by the use of tax credits.

A temporary measure was introduced in the Corporate Income Tax Law applicable in 2023 for the determination of the year tax base under the tax consolidation regime. This measure limits to 50% the allocation of the individual negative tax bases generated by the entities that compose the Group. The 50% not allocated may be used in the following ten years, in equal parts.

In 2023, as in 2021, the Spanish tax group is profitable. The use of tax credits explains the absence or the low current tax expense recognized for the fiscal years.

In 2022, the Spanish tax group was in deficit, which explained the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2022 and 2023, deferred tax incomes of respectively 53 million euros and 30 million euros were recognized, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

In 2021, a deferred tax expense was recognized for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

Africa & Middle East

The main contributors to the income tax expense are the entities of the group operating in Guinea, Mali, Côte d’Ivoire and Senegal:

−  in Guinea, the corporate tax rate is 35% and the current tax expense amounts to (110) million euros in 2023, (94) million euros in 2022 and (63) million euros in 2021;

–  in Mali, the corporate tax rate is 30% and the current tax expense amounts to (75) million euros in 2023, (64) million euros in 2022 and (67) million euros in 2021;

Consolidated Financial Statements 2023	F-87

–  in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense amounts to (74) million euros in 2023, (86) million euros in 2022 and (91) million euros in 2021;

–  in Senegal, the corporate tax rate is 30% and the current tax expense amounts to (58) million euros in 2023, (55) million euros in 2022 and (53) million euros in 2021.

United Kingdom

Current tax expense

The applicable corporate tax rate in the United Kingdom increased from 19% in 2022 to 25% from 2023. This increase in the corporate tax rate results in an increase in the current tax expense of (20) million euros in 2023.

The current tax expense primarily reflects the taxation of activities related to the Orange brand.

Deferred tax expense

In 2021, the corporate tax rate increase to 25% applicable from 2023 was passed (compared with 19% before). The deferred tax expense for the fiscal year therefore included an increase of (188) million euros in deferred tax liabilities recognized on the Orange brand.

Other subsidiaries

Deferred tax expense

In 2023, a deferred tax income of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Group tax proof

(in millions of euros)	Note	2023	2022	2021
Profit before tax		3,763	3,882	1,740
Statutory tax rate in France		25.83%	25.83%	28.41%
Theoretical income tax		(972)	(1,003)	(494)
Reconciling items :
Impairment of goodwill (1)	7.1	—	(211)	(1,052)
Impact related to the loss of exclusive control on Orange Concessions		—	—	557
Share of profits (losses) of associates and joint ventures		(8)	—	1
Adjustment of prior-year taxes		8	(13)	(23)
Recognition / (derecognition) of deferred tax assets(2)		190	83	(149)
Difference in tax rates (3)		(27)	10	85
Change in applicable tax rates (4)		—	—	(235)
Other reconciling items(5)		(62)	(130)	348
Effective income tax		(871)	(1,265)	(962)
Effective tax rate (ETR)		23.16%	32.59%	55.31%

(1)	Reconciliation effect calculated based on the tax rate applicable to the parent company of the Group. The difference in tax rates between the parent company and the subsidiary locally is presented below in “Difference in tax rates.”

In 2021 and 2022, the impairment losses recorded on goodwill generated a reconciliation effect at the Group tax rate of (1,052) million euros and (211) million euros, respectively. Excluding these effects, the Group ETR was 17.7% in 2021 and 26.9% in 2022.

(2)	In 2023, deferred tax incomes of respectively 190 million euros and 30 million euros have been recognized for Belgian subsidiaries (other than the Orange Belgium group) and in Spain, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

In 2021, a deferred tax expense was recognized in Spain for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

(3)	The Group is present in jurisdictions in which tax rates are different from the French tax rate, mainly in Guinea (tax rate of 35%), in Poland (tax rate of 19%), in Senegal (tax rate of 30%), in Mali (tax rate of 30%) and in Côte d'Ivoire (tax rate of 30%).
(4)	Takes into account the remeasurement of deferred tax following tax legislation introducing changes in tax rates, as well as the impact of recognizing deferred tax in the period at tax rates different from the rate applicable in the current fiscal year.
(5)	In 2021, included a tax income resulting from the reassessment of an income tax expense booked in periods prior to those presented.

10.2.2 Income tax on other comprehensive income

(in millions of euros)	2023		2022		2021
	Gross	Deferred	Gross	Deferred	Gross	Deferred
	amount	tax	amount	tax	amount	tax
Actuarial gains and losses on post-employment benefits	(96)	20	176	(47)	59	(14)
Assets at fair value	5	—	(112)	—	11	—
Cash flow hedges	(269)	66	295	(70)	317	(84)
Translation adjustment	(28)	—	(374)	—	200	—
Other comprehensive income of associates and joint ventures	(12)	—	51	—	1	—
Total presented in other comprehensive income	(400)	86	37	(117)	587	(98)

Consolidated Financial Statements 2023	F-88

10.2.3 Tax position in the statement of financial position

	December 31, 2023			December 31, 2022			December 31, 2021
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	59	—	59	—	31	(31)	26	—	26
• Deferred tax	123	—	123	135	—	135	362	—	362
Spanish tax group
• Current tax	9	—	9	1	—	1	13	—	13
• Deferred tax (1)	—	156	(156)	—	161	(161)	—	211	(211)
Africa & Middle East
• Current tax	92	343	(251)	68	395	(327)	62	328	(266)
• Deferred tax	134	59	75	128	58	70	127	93	34
United Kingdom
• Current tax	—	—	—	2	—	2	—	5	(5)
• Deferred tax (2)	—	785	(785)	—	786	(786)	—	787	(787)
Other subsidiaries
• Current tax	80	117	(37)	77	112	(34)	80	92	(12)
• Deferred tax (3)	341	143	198	157	120	38	202	94	109
Total
• Current tax	240	460	(220)	149	538	(389)	181	425	(244)
• Deferred tax	598	1,143	(545)	421	1,124	(704)	692	1,185	(493)

(1)	The recognized deferred tax assets are offset by deferred tax liabilities on goodwill which is tax deductible.
(2)	Mainly deferred tax liabilities on the Orange brand.
(3)	In 2023, a deferred tax asset of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Change in net current tax

(in millions of euros)	2023	2022	2021
Net current tax assets/(liabilities) - in the opening balance	(389)	(244)	(545)
Cash tax payments/(reimbursements)(1)(2)	1,133	1,022	1,028
Change in income statement(2)	(975)	(1,168)	(750)
Change in retained earnings(3)	6	(2)	29
Changes in the scope of consolidation	(13)	—	1
Translation adjustment	6	2	(7)
Reclassifications and other items	11	1	—
Net current tax assets/(liabilities) - in the closing balance	(220)	(389)	(244)

(1)	In 2022 and 2023, includes tax payments / (reimbursements) related to the loss of exclusive control on the FiberCo in Poland, reclassified in investing activities in the consolidated statement of cash flows.
(2)	In 2021, included disbursements and tax expenses on gains arising from the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland, of 47 million euros and 27 million euros respectively, reclassified in investing activities in the consolidated statement of cash flows.
(3)	Mainly corresponds to the tax effect of the remeasurement of the portion of subordinated notes denominated in foreign currency (until 2022) and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2023	2022	2021
Net deferred tax assets/(liabilities) - in the opening balance	(704)	(493)	(181)
Change in income statement	103	(97)	(212)
Change in other comprehensive income	86	(117)	(98)
Change in retained earnings	—	—	5
Change in the scope of consolidation(1)	(51)	(21)	(1)
Translation adjustment	20	25	(5)
Reclassifications and other items	1	—	(1)
Net deferred tax assets/(liabilities) - in the closing balance	(545)	(704)	(493)
(1)	In 2023, mainly corresponds to the acquisition of VOO.

Consolidated Financial Statements 2023	F-89

Deferred tax assets and liabilities by type

	December 31, 2023			December 31, 2022			December 31, 2021
			Income			Income			Income
(in millions of euros)	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment	Assets	Liabilities	state-ment
Provisions for employee benefit obligations	747	—	46	679	—	22	705	—	218
Fixed assets	477	1,603	(32)	465	1,481	(75)	528	1,476	(218)
Tax loss carryforwards	4,037	—	(21)	3,935	—	20	3,958	—	37
Other differences	2,717	3,216	(84)	2,658	3,168	(145)	2,673	2,960	(76)
Deferred tax	7,978	4,819	(90)	7,736	4,649	(178)	7,865	4,436	(38)
Depreciation of deferred tax assets	(3,704)	—	193	(3,791)	—	80	(3,922)	—	(174)
Netting	(3,676)	(3,676)	—	(3,525)	(3,525)	—	(3,251)	(3,251)	—
Total	598	1,143	103	421	1,124	(97)	692	1,185	(212)

At December 31, 2023, tax loss carryforwards mainly relate to Spain and Belgium.

At December 31, 2023, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgian subsidiaries (other than the Orange Belgium group) for 0.6 billion euros, and mostly include tax losses that can be carried forward indefinitely.

In Spain, tax loss carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2028, unless affected by changes in current tax rules and changes in business projections. The deferred tax assets recognized for Spain amount to 0.5 billion euros at December 31, 2023.

The deferred tax assets recognized for Belgium amount to 0.3 billion euros at December 31, 2023.

Most of the other tax loss carryforwards for which no deferred tax assets have been recognized will expire beyond 2028.

10.3    Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of several tax audits for the years 2017–2018 and 2019–2020, for which the tax adjustments notified to date total approximately 535 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits, as well as the inclusion in the tax base of income from the sale of equipment in 2019 and 2020, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities, which are still ongoing. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in the rest of the Group

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In the Democratic Republic of Congo, Orange was the subject of a tax audit for the years 2017–2019, for which the legal tax adjustments notified total approximately 146 million euros at December 31, 2023. These adjustments mainly relate to the recognition method for mobile prepaid revenue and the non-taxation of electronic money flows in third-party accounts to be transferred to end customers. All of these adjustments are being challenged by Orange RDC, which has appealed to the Finance Minister.

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

10.4    International tax reform – Pillar Two

The Group has launched a working group in order to identify consequences and organize processes that will enable it to comply with this tax reform.

The Group simulated the Transitional Safe Harbour tests of the OECD based on CbCR (also known as Country-by-Country Reporting) and the Consolidated Financial Statements for 2020, 2021 and 2022. Over the three years tested, some 15 jurisdictions failed the tests, and this may vary from one fiscal year to the next. The main reasons identified were the use of tax loss carryforwards, non-taxed items that affect pre-tax profit such as capital gains on disposals and low corporate tax rates (below 15%) in some jurisdictions where the Group operates.

Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 2.3.4).

Consolidated Financial Statements 2023	F-90

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

Consolidated Financial Statements 2023	F-91

Note 11    Interests in associates and joint ventures

11.1    Change in interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros)
Company	Main activity	Main co-%		December 31,	December 31,	December 31,
		shareholder	interest	2023	2022	2021
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,012	1,057	1,049
Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%	332	306	298
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	86	72	65
Other				14	17	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	20	17	2
Savoie connectée	Fiber infrastructure operator	XPFibre.Co (70%)	30%	17	7	7
IRISnet	Telecommunications operator in Belgium	Ministry of the Brussels-Capital Region (MBCR) (53%)	22%	7	6	6
Other				4	3	3
Total associates and joint ventures				1,491	1,486	1,440

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2023	2022	2021
Interests in associates and joint ventures - in the opening balance	1,486	1,440	98
Dividends	(16)	(5)	(3)
Share of profits (losses)	(29)	(2)	3
Change in components of other comprehensive income(1)	(12)	51	3
Changes in the scope of consolidation(2)	4	(3)	1,345
Change in capital	33	11	3
Translation adjustment	21	(2)	(4)
Reclassifications and other items	4	(3)	(6)
Interests in associates and joint ventures - in the closing balance	1,491	1,486	1,440

(1)	In 2023, includes the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for (14) million euros and of the FiberCo in Poland for (12) million euros. In 2022, included the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for 33 million euros and of the FiberCo in Poland for 18 million euros.
(2)	In 2021, changes in the scope of consolidation mainly concerned Orange Concessions and the FiberCo in Poland.

The main transactions between the Group and companies consolidated using the equity method are presented in Note 12.

Consolidated Financial Statements 2023	F-92

11.2Key figures from associates and joint ventures

The key figures relating to Orange Concessions and Swiatłowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	December 31, 2023		December 31, 2022		December 31, 2021
	Orange	Swiatłowod	Orange	Swiatłowod	Orange	Swiatłowod
	Concessions	Inwestycje Sp. z o.o.	Concessions	Inwestycje Sp. z o.o.	Concessions	Inwestycje Sp. z o.o.
Assets
Non-current assets	3,639	577	3,699	372	3,029	168
Current assets	408	186	417	197	519	171
Total assets	4,046	763	4,115	569	3,548	339

Liabilities
Shareholder's equity	2,026	306	2,117	281	1,991	257
Non-current liabilities	1,540	359	1,494	198	1,054	45
Current liabilities	480	97	505	90	502	36
Total equity and liabilities	4,046	763	4,115	569	3,548	339

Income statement
Revenue	623	45	768	29	112	7
Operating income	(61)	(8)	(7)	(4)	(16)	(3)
Finance costs, net	(25)	(13)	(35)	(5)	(5)	16
Income tax	15	4	8	1	7	(3)
Net income	(71)	(17)	(35)	(8)	(14)	10

11.3Contractual commitments on interests in associates and joint ventures

Public Initiative Networks commitments

As part of the roll-out of the high-speed and very high-speed broadbrand network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium HIN, comprising La Banque des Territoires (Caisse des Dépôts), CNP Assurances and EDF resulting in the loss of Orange's exclusive control over this entity and its subsidiaries. The Orange Concessions group is jointly controlled with the consortium and is consolidated in the financial statements of the Orange group according to the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, i.e. 1,336 million euros at December 31, 2023.

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

Consolidated Financial Statements 2023	F-93

Transactions with the main associates and joint ventures

The transactions between the Group and its associates and joint ventures are reflected as follows in Orange’s Consolidated Financial Statements:

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Assets
Non-current financial assets	43	43	43
Trade receivables	226	254	417
o/w Orange Concessions(1)	177	209	372
Current financial assets	10	12	12
Other current assets	16	40	52

Liabilities
Current financial liabilities	3	—	—
Trade payables	13	11	14
Other current liabilities	1	2	1
Customer contract liabilities	204	154	153
o/w Swiatlowod Inwestycje Sp.z o.o.(2)	202	146	151

Income statement
Revenue	639	726	139
o/w Orange Concessions	600	705	124
Operating income	588	700	135
Finance costs, net	—	2	1
Net income	588	702	129

(1)	Transactions between the Group and Orange Concessions mainly comprise Orange SA receivables from Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.
(2)	Customer contract liabilities mainly correspond to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to the FiberCo in Poland.

Accounting policies

Orange group’s related parties are listed below:

–  the Group’s key management personnel and their families (see Note 6.4);

–  the French State, Bpifrance Participations, central State departments and companies controlled by the French state (see Notes 10 and 15);

–  associates, joint ventures and companies in which the Group holds a significant stake (see Note 11);

–  shareholders legal entities exercising ultimate control, joint control or significant influence over subsidiaries and affiliates.

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

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 presents the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

Consolidated Financial Statements 2023	F-94

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange	o/w	Note	o/w Mobile	Note	o/w eliminations
	Consolidated	telecom		Finance		telecom
	financial	activities		Services		activities /mobile
	statements					finance services
Non-current financial assets related to Mobile Financial Services activities	297	—		297	17.1.1	—
Non-current financial assets	1,036	1,063	13.7	—		(27)	(1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	—
Current financial assets related to Mobile Financial Services activities	3,184	—		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	—		—
Current derivatives assets	37	37	13.8	—	17.1.3	—
Cash and cash equivalents	5,618	5,504	14.3	113		—
Total	13,841	10,204		3,672		(35)
Non-current financial liabilities related to Mobile Financial Services activities	73	—		100	17.1.2	(27)	(1)
Non-current financial liabilities	30,535	30,535	13.3	—		—
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,073	—		3,073	17.1.2	—
Current financial liabilities	5,451	5,458	13.3	—		(7)
Current derivatives liabilities	40	40	13.8	—	17.1.3	—
Total	39,396	36,238		3,193		(35)

(1)	Loan granted by Orange SA to Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange	o/w telecom	Note	o/w Mobile	Note	o/w eliminations
	consolidated	activities		Finance		telecom
	financial			Services		activities /
	statements					mobile finance
						services
Non-current financial assets related to Mobile Financial Services activities	656	—		656	17.1.1	—
Non-current financial assets	977	1,004	13.7	—		(27)	(1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	—
Current financial assets related to Mobile Financial Services activities	2,742	—		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	—		—
Current derivatives assets	112	112	13.8	—	17.1.3	—
Cash and cash equivalents	6,004	5,846	14.3	158		—
Total	16,489	12,846		3,677		(33)
Non-current financial liabilities related to Mobile Financial Services activities	82	—		109	17.1.2	(27)	(1)
Non-current financial liabilities	31,930	31,930	13.3	—		—
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,034	—		3,034	17.1.2	—
Current financial liabilities	4,702	4,708	13.3	—		(6)
Current derivatives liabilities	51	51	13.8	—	17.1.3	—
Total	40,196	37,024		3,205		(33)

(1)	Loan granted by Orange SA to Orange Bank.

Consolidated Financial Statements 2023	F-95

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange	o/w telecom	Note	o/w Mobile	Note	o/w eliminations
	consolidated	activities		Finance		telecom
	financial			Services		activities /
	statements					mobile finance
						services
Non-current financial assets related to Mobile Financial Services activities	900	—		900	17.1.1	—
Non-current financial assets	950	977	13.7	—		(27)	(1)
Non-current derivatives assets	683	682	13.8	—	17.1.3	—
Current financial assets related to Mobile Financial Services activities	2,381	—		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	—	—
Current derivatives assets	7	7	13.8	—	17.1.3	—
Cash and cash equivalents	8,621	8,188	14.3	433	—
Total	15,855	12,168		3,719		(32)
Non-current financial liabilities related to Mobile Financial Services activities	—	—		28	17.1.2	(27)	(1)
Non-current financial liabilities	31,922	31,922	13.3	—	—
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,161	—		3,161	17.1.2	—
Current financial liabilities	3,421	3,426	13.3	—		(4)
Current derivatives liabilities	124	124	13.8	—	17.1.3	—
Total	38,848	35,633		3,247		(32)
(1)	Loan granted by Orange SA to Orange Bank.

13.2    Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains & losses mainly include the revaluation in euros of bonds (Note 13.5) and bank loans denominated in foreign currencies as well as the symmetrical revaluation, where applicable, of the associated hedges as defined by IFRS 9.

In 2022 and 2021, foreign exchange gains and losses also included the effects of the revaluation of trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value. Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

Income and expenses on assets included in net financial debt mainly comprise interest on the Group’s financial assets of 283 million euros in 2023, 48 million euros in 2022 and (3) million euros in 2021.

Other net financial expenses are mainly composed of interests on lease liabilities for (258) million euros in 2023, (145) million euros in 2022 and (120) million euros in 2021 (see Note 9.2).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Consolidated Financial Statements 2023	F-96

Other gains and losses related to financial assets and liabilities are recognized in operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedge derivatives) in the amount of (17) million euros in 2023, (31) million euros in 2022 and (19) million euros in 2021.

	Finance costs, net						Other
							compre-
							hensive income
	Cost of gross	Gains	Cost of net	Foreign	Other net	Finance	Reserves
	financial debt(1)	(losses) on	financial debt	exchange	financial	costs, net
		assets		gains	expenses
		contributing		(losses)
		to net
		financial
(in millions of euros)		debt
2023
Financial assets	—	283	283	36	13		5
Financial liabilities	(1,152)	—	(1,152)	59	—		—
Lease liabilities	—	—	—	—	(258)		—
Derivatives	65	—	65	(128)	—		(297)
Discounting expense	—	—	—	—	(125)		—
Total	(1,087)	283	(804)	(32)	(370)	(1,206)	(292)
2022
Financial assets	—	48	48	(38)	55		(110)
Financial liabilities	(1,023)	—	(1,023)	(196)	—		—
Lease liabilities	—	—	—	—	(145)		—
Derivatives	245	—	245	137	—		288
Discounting expense	—	—	—	—	(3)		—
Total	(779)	48	(731)	(97)	(92)	(920)	178
2021
Financial assets	—	(3)	(3)	47	75		11
Financial liabilities	(1,018)	—	(1,018)	(637)	—		—
Lease liabilities	—	—	—	—	(120)		—
Derivatives	188	—	188	655	—		322
Discounting expense	—	—	—	—	31		—
Total	(830)	(3)	(833)	65	(14)	(782)	332

(1)	Includes interests on debts related to financed assets of (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

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

Consolidated Financial Statements 2023	F-97

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31,	December 31,	December 31,
		2023	2022	2021
TDIRA	13.4	643	638	636
Bonds	13.5	28,919	29,943	29,010
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	3,309	3,206
Debt relating to financed assets		411	316	245
Cash collateral received	14.5	586	1,072	389
NEU Commercial Paper (1)		1,247	1,004	1,457
Bank overdrafts		234	250	342
Other financial liabilities (2)		615	105	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt		35,993	36,638	35,348
Current and non-current derivatives (liabilities)	13.8	245	386	285
Current and non-current derivatives (assets)	13.8	(923)	(1,455)	(689)
Other comprehensive income components related to unmatured hedging instruments	13.8	(110)	114	(192)
Gross financial debt after derivatives (a)		35,205	35,684	34,751
Cash collateral paid (3)	14.5	(21)	(38)	(27)
Investments at fair value (4)	14.3	(2,678)	(4,500)	(2,266)
Cash equivalents	14.3	(2,444)	(3,178)	(5,479)
Cash		(3,060)	(2,668)	(2,709)
Other financial assets		—	(2)	—
Assets included in the calculation of net financial debt (b)		(8,203)	(10,386)	(10,481)
Net financial debt (a) + (b)		27,002	25,298	24,269

(1)	Negotiable European Commercial Paper (formerly called "commercial paper").
(2)	Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2), and also includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange's intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).
(3)	Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, is deducted from gross financial debt.
(4)	Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mainly held by the Group’s parent company, Orange SA.

The debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.9):

(in millions of euros)	December 31, 2022	Cash flows	Other changes with no impact on cash flows					December 31, 2023
			Changes in the scope of consolidation		Foreign exchange movement	Other (1)
TDIRA	638	—	—		—	4		643
Bonds	29,943	(979)	—		(54)	9		28,919
Bank loans and from development organizations and multilateral lending institutions	3,309	(117)	147		(16)	16		3,339
Debt relating to financed assets	316	(117)	—		—	212		411
Cash collateral received	1,072	(487)	—		—	—		586
NEU Commercial Paper	1,004	235	—		—	8		1,247
Bank overdrafts	250	15	—		(31)	—		234
Other financial liabilities	105	(26)	336	(2)	(3)	202	(3)	615
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	36,638	(1,476)	483		(104)	452		35,993
Net derivatives	(1,069)	5	—		59	326		(678)
Cash collateral paid	(38)	17	—		—	—		(21)
Cash flows from financing activities		(1,454)

(1)	Mainly includes changes in accrued interests not yet due.
(2)	Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2).
(3)	Includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange's intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).

Consolidated Financial Statements 2023	F-98

(in millions of euros)	December 31,	Cash	Other changes with no impact			December 31,
	2021	flows	on cash flows			2022
			Changes in	Foreign	Other (1)
			the scope of	exchange
			consolidation	movement
TDIRA	636	—	—	—	2	638
Bonds	29,010	813	—	88	32	29,943
Bank loans and from development organizations and multilateral lending institutions	3,206	135	6	(28)	(11)	3,309
Debt relating to financed assets	245	(97)	—	—	168	316
Cash collateral received	389	684	—	—	—	1,072
NEU Commercial Paper	1,457	(456)	—	—	3	1,004
Bank overdrafts	342	(39)	—	(46)	(7)	250
Other financial liabilities	64	(1)	4	4	35	105
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,348	1,038	10	18	222	36,638
Net derivatives	(405)	(91)	—	(213)	(360)	(1,069)
Cash collateral paid	(27)	(12)	—	—	—	(38)
Cash flows from financing activities		936

(1)	Mainly includes changes in accrued interest not yet due.

(in millions of euros)	December 31,	Cash	Other changes with no impact			December 31,
	2020	flows	on cash flows			2021
			Changes in	Foreign	Other (1)
			the scope of	exchange
			consolidation	movement
TDIRA	636	—	—	—	—	636
Bonds	29,848	(1,385)	—	599	(52)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	—	27	3	3,206
Debt relating to financed assets	295	(80)	—	—	30	245
Cash collateral received	31	358	—	—	—	389
NEU Commercial Paper	555	903	—	—	(1)	1,457
Bank overdrafts	154	173	—	15	—	342
Other financial liabilities	70	(136)	(41)	3	168	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,260	(663)	(41)	644	148	35,348
Net derivatives	510	201	—	(457)	(659)	(405)
Cash collateral paid	(642)	615	—	—	—	(27)
Cash flows from financing activities		153

(1)	Mainly includes changes in accrued interest not yet due.

Net financial debt by currency

Net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operating items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	25,647	3,992	2,936	52	183	99	542	1,754	35,205
Financial assets included in the calculation of net financial debt	(6,533)	(105)	(1)	(35)	(65)	(84)	(76)	(1,304)	(8,203)
Net debt by currency before effect of foreign exchange derivatives (1)	19,114	3,888	2,934	17	118	15	465	450	27,002
Effect of foreign exchange derivatives	6,680	(4,016)	(2,932)	839	—	—	—	(571)	—
Net financial debt by currency after effect of foreign exchange derivatives	25,795	(129)	3	856	118	15	465	(121)	27,002

(1)	Including the market value of derivatives in local currency.

Consolidated Financial Statements 2023	F-99

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

Some financial liabilities at amortized cost, including borrowings, are subject to hedging. This mainly relates to the hedging of payables in foreign currencies against the exposure of their future cash flows to foreign exchange risk (cash flow hedging).

13.4    TDIRA

Perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or “TDIRAs”) with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF – French Financial Markets Authority) on February 24, 2003.

At December 31, 2023, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 622.844 shares to one TDIRA (i.e. a conversion price of 22.638 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

TDIRAs are subject to split accounting with one part treated as equity and another part as a liability. For the securities outstanding at December 31, 2023, the “equity” component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Number of securities	44,880	44,880	44,880
Equity component before deferred taxes	152	152	152
Debt component	643	638	636
o/w accrued interests not yet due	10	6	3
Paid interests	36	16	13

Accounting policies

Some Group financial instruments include both a financial debt component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the debt component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issuance to comparable instruments providing substantially the same conditions, but without the option to convert to or redeem for shares. This debt component is subsequently recognized at amortized cost.

The equity component, originally calculated as the difference between the notional value of the instrument and the fair value of the debt component, remains the same throughout the life of the instrument.

Consolidated Financial Statements 2023	F-100

13.5    Bonds

In 2023, the Group carried out the following bond issues:

Notional currency	Initial	Maturity	Interest rate		Issuer	Type of operations	Amounts
	nominal		(%)				in millions
	amount						of euros
	(in millions
	of currency)
EUR	500	September 11, 2035	3.875	(1)	Orange SA	Issuance	500
Total of issuances							500
EUR	500	March 1, 2023	2.500		Orange SA	Repayment at maturity	(500)
EUR	750	September 11, 2023	0.750		Orange SA	Repayment at maturity	(744)
HKD	700	October 6, 2023	3.230		Orange SA	Repayment at maturity	(85)
HKD	410	December 22, 2023	3.550		Orange SA	Repayment at maturity	(48)
MAD	1,090	December 18, 2025	3.970		Médi Telecom	Regular annual basis repayment	(14)
MAD	720	December 18, 2025	1Y BDT + 1.00	(2)	Médi Telecom	Regular annual basis repayment	(9)
MAD	1,002	December 10, 2026	3.400		Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85	(2)	Médi Telecom	Regular annual basis repayment	(10)
MAD	300	June 3, 2026	2.600		Médi Telecom	Regular annual basis repayment	(7)
MAD	1,200	June 3, 2026	1Y BDT + 0.55	(2)	Médi Telecom	Regular annual basis repayment	(27)
XOF	100,000	July 16, 2027	6.500		Sonatel	Regular annual basis repayment	(30)
Total of repayments							(1,488)

(1)	Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange breaches its sustainable performance commitments, see Note 14.4).
(2)	The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

The unmatured bonds at December 31, 2023, presented below, were all issued by Orange SA, with the exception of three commitments (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom and Sonatel which are redeemable on a regular annual basis, at December 31, 2023, the bonds issued by the Group are redeemable at maturity. No specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance at the request of the issuer.

Consolidated Financial Statements 2023	F-101

Notional	Initial nominal amount	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	(in millions of				December 31,	December 31,	December 31,
	currency units)				2023	2022	2021

Bonds matured before December 31, 2023					—	1,377	1,876
EUR	650	January 9, 2024	3.125		650	650	650
EUR	1,250	July 15, 2024	1.125		1,250	1,250	1,250
EUR	750	May 12, 2025	1.000		750	750	750
EUR	800	September 12, 2025	1.000		800	800	800
NOK	500	September 17, 2025	3.350		44	48	50
CHF	400	November 24, 2025	0.200		432	406	387
GBP	350	December 5, 2025	5.250		302	296	312
MAD	1,090	December 18, 2025	3.970		28	42	59
MAD (1)	720	December 18, 2025	1Y BDT + 1.00		19	28	39
MAD	300	June 3, 2026	2.600		17	24	—
MAD (1)	1,200	June 3, 2026	1Y BDT + 0.55		69	94	—
EUR	700	June 29, 2026	0.000		700	700	700
EUR	750	September 4, 2026	0.000		750	750	750
EUR	75	November 30, 2026	4.125		75	75	75
MAD	1,002	December 10, 2026	3.400		39	51	68
MAD (1)	788	December 10, 2026	1Y BDT + 0.85		31	40	54
EUR	750	February 3, 2027	0.875		750	750	750
EUR	750	July 7, 2027	1.250		750	750	750
XOF	100,000	July 15, 2027	6.500		122	152	152
EUR	500	September 9, 2027	1.500		500	500	500
EUR	1,000	March 20, 2028	1.375		1,000	1,000	1,000
EUR	50	April 11, 2028	3.220		50	50	50
NOK	800	July 24, 2028	2.955		71	76	80
GBP	500	November 20, 2028	8.125		575	564	595
EUR	1,250	January 15, 2029	2.000		1,250	1,250	1,250
EUR	150	April 11, 2029	3.300		150	150	150
CHF	100	June 22, 2029	0.625		108	102	97
EUR	500	September 16, 2029	0.125		500	500	500
EUR	1,000	January 16, 2030	1.375		1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875		1,200	1,200	1,200
EUR	105	September 17, 2030	2.600		105	105	105
EUR	100	November 6, 2030	0.000	(2)	100	100	100
USD	2,500	March 1, 2031	9.000	(3)	2,227	2,308	2,173
EUR	300	May 29, 2031	1.342		300	300	300
EUR	750	November 16, 2031	3.625		750	750	—
EUR	50	December 5, 2031	4.300 (zero coupon)		82	79	75
EUR	50	December 8, 2031	4.350 (zero coupon)		83	80	77
EUR	50	January 5, 2032	4.450 (zero coupon)		80	77	74
GBP	750	January 15, 2032	3.250		863	846	893
EUR	750	April 7, 2032	1.625		750	750	750

(1)	Bonds issued by Médi Telecom. The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).
(2)	Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% fixed annually (0% for November 2024 maturity), floored at 0% and capped at 4% until 2023 and at 5% thereafter.
(3)	Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange’s credit rating from the rating agencies changes – see Note 14.3).

Consolidated Financial Statements 2023	F-102

Notional	Initial nominal	Maturity	Interest rate (%)		Outstanding amount (in millions of euros)
currency	amount				December 31,	December 31,	December 31,
	(in millions of				2023	2022	2021
	currency units)
EUR	500	May 18, 2032	2.375		500	500	—
EUR	1,000	September 4, 2032	0.500		1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125		1,500	1,500	1,500
EUR	55	September 30, 2033	3.750		55	55	55
EUR	1,000	December 16, 2033	0.625		1,000	1,000	1,000
GBP	500	January 23, 2034	5.625		575	564	595
HKD	939	June 12, 2034	3.070		109	113	106
EUR	800	June 29, 2034	0.750		800	800	800
EUR	300	July 11, 2034	1.200		300	300	300
EUR	500	September 11, 2035	3.875	(4)	500	—	—
EUR	50	April 16, 2038	3.500		50	50	50
USD	900	January 13, 2042	5.375		814	844	795
USD	850	February 6, 2044	5.500		769	797	750
EUR	750	September 4, 2049	1.375		750	750	750
GBP	500	November 22, 2050	5.375		575	564	595
Outstanding amount of bonds					28,623	29,654	28,737
Accrued interests					443	454	445
Other					(147)	(164)	(172)
Total					28,919	29,943	29,010

(4)	Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange’s breaches its sustainable performance commitments, see note 14.4).

13.6    Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Médi Telecom	336	183	167
Orange Côte d'Ivoire	304	253	140
Sonatel	238	266	244
Orange Mali	217	201	207
Orange Egypt	167	163	137
VOO	85	—	—
Orange Bail	36	12	3
Orange Burkina Faso	33	36	42
Orange Madagascar	24	12	18
Orange Jordanie	18	35	49
Orange Cameroon	12	36	78
Orange Polska	9	10	6
Other	15	15	15
Bank loans	1,493	1,222	1,105
Orange SA(1)	1,846	2,087	2,101
Loans from development organizations and multilateral lending institutions(2)	1,846	2,087	2,101
Total	3,339	3,309	3,206

(1)	In 2023, Orange SA negotiated a new loan of 500 million euros, maturing in 2030 and repaid a loan at maturity of 750 million euros. In 2021, Orange SA repaid at maturity a loan of 190 million euros.
(2)	Entirely the European Investment Bank.

Consolidated Financial Statements 2023	F-103

13.7    Financial assets

Financial assets break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	490	—	490	419	431
Investments securities	490	—	490	419	431
Financial assets at fair value through profit or loss	194	2,678	2,871	4,745	2,496
Investments at fair value(1)	—	2,678	2,678	4,500	2,266
Investments securities	173	—	173	206	203
Cash collateral paid (2)	21	—	21	38	27
Other	—	—	—	2	—
Financial assets at amortized cost	379	36	415	381	363
Receivables related to investments(3)	69	25	94	106	105
Other	310	11	321	275	258
Total financial assets	1,063	2,713	3,776	5,545	3,290

(1)	NEU Commercial Paper and bonds only (see Note 14.3).
(2)	See Note 14.5.
(3)	Including a loan of 27 million euros from Orange SA to Orange Bank.

Equity securities

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the opening balance	419	432	431
Acquisitions(1)	72	98	85
Changes in fair value (2)	(2)	(108)	11
Sales	(4)	(7)	(95)
Other movements	5	3	—
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the closing balance	490	419	432

(1)	In 2022, included the effect of Deezer's initial public offering for 77 million euros (see Note 3.2)
(2)	Deezer's share price at December 31, 2022 led to a decrease in the fair value of (54) million euros (see Note 3.2).

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Equity securities measured at fair value through profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through profit or loss - in the opening balance	205	203	141
Changes in fair value	(25)	10	34
Other movements	(8)	(8)	27
Investment securities measured at fair value through profit or loss - in the closing balance	173	205	203

Accounting policies

Financial assets

–  Financial assets at fair value through profit or loss (FVR)

Consolidated Financial Statements 2023	F-104

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

13.8    Derivatives

13.8.1 Market value of derivatives

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021

Hedging derivatives	583	893	484
Cash flow hedge derivatives	583	893	484
Derivatives held for trading (1)	95	176	(79)
Net derivatives(2)	678	1,069	405

(1)	Mainly related to the effect of the economic hedges of subsidiaries for 35 million euros in 2023, 140 million euros in 2022 and 90 million euros in 2021, the effect of hedges entered into in the context of future issuances for 56 million euros in 2023, 64 million euros in 2022 and 18 million euros in 2021, and the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4)) for (70) million euros in 2022 and (165) million euros in 2021.
(2)	Of which foreign exchange effects of the cross currency swaps (classified as hedging or trading) hedging foreign exchange risk on the notional amount of gross debt for 635 million euros in 2023, 694 million euros in 2022 and 657 million euros in 2021. The foreign exchange effect of the cross currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in the case of a new instrument).

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

There are three types of hedging accounting:

–  a fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is remeasured at fair value in the statement of financial position. Changes in this fair value are recognized in the income statement and offset by symmetrical changes in the fair value of financial hedging instruments to the extent of the hedge effectiveness;

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

Consolidated Financial Statements 2023	F-105

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

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

–  fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

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

The ineffective portion of cash flow hedges recognized in the income statement was not significant during the periods presented. The main hedges unmatured at December 31, 2023, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	583	Cross Currency Swap	Forward	Interest rate swap	Commodity contracts
			FX swap	Option
			Option
Carrying amount - asset	735	703	1	—	31
Carrying amount - liability	(152)	(143)	(5)	(3)	—
Change in cash flow hedge reserve	(263)	(236)	9	1	(38)
Gain (loss) recognized in other comprehensive income	(227)	(200)	10	1	(38)
Reclassification in financial result	(36)	(36)	—	—	—
Reclassification in operating income	2	—	2	—	—
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	—	—
Cash flow hedge reserve	237	218	(2)	—	22
o/w related to unmatured hedging instruments	(110)	(129)	(2)	—	22
o/w related to discontinued hedges	347	347	—	—	—
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

Consolidated Financial Statements 2023	F-106

The main hedges unmatured at December 31, 2022, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest
		rate risk	Exchange risk	Interest rate risk	Commodity risk

Hedging instruments	893	Cross Currency Swap	Forward	Interest rate swap	Commodity contracts
			FX swap	Option
			Option
Carrying amount - asset	1,065	1,002	3	—	74
Carrying amount - liability	(172)	(156)	(11)	(5)	—

Change in cash flow hedge reserve	288	225	(6)	9	60
Gain (loss) recognized in other comprehensive income	304	244	(8)	9	59
Reclassification in financial result	(19)	(19)	—	—	—
Reclassification in operating income	(1)	—	(1)	—	—
Reclassification in initial carrying amount of hedged item	4	—	4	—	—

Cash flow hedge reserve	497	457	(4)	(5)	49
o/w related to unmatured hedging instruments	114	74	(4)	(5)	49
o/w related to discontinued hedges	383	383	—	—	—
Hedged item		Bonds and credit lines	Purchases of handsets	Bonds and Lease	Purchase of energy
			and equipment	liabilities

		Current and non-current	Property, plant and	Lease and Financial Liabilities -
Balance sheet item		financial liabilities	equipment	current and non-current	Operating result

The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest	Exchange risk	Interest rate risk
		rate risk

Hedging instruments	484	Cross Currency Swap	Forward	Interest rate swap
			FX swap	Option
			Option
Carrying amount - asset	576	575	1	—
Carrying amount - liability	(91)	(76)	—	(14)

Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	—
Reclassification in operating income	—	—	—	—
Reclassification in initial carrying amount of hedged item	(3)	—	(3)	—

Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	—	—
Hedged item		Bonds and credit	Purchases of handsets	Bonds and Finance
		lines	and equipment	Lease

		Current and non-current	Property, plant and	Current and non-current
Balance sheet item		financial liabilities	equipment	financial liabilities

Consolidated Financial Statements 2023	F-107

The nominal amounts of the main cash flow hedges as of December 31, 2023 are presented below.

	Notional amounts of hedging instruments per maturity
	(in millions of hedged currency units)
	2024	2025	2026	2027	2028
					and
					beyond
Orange SA
Cross currency swaps
CHF	—	400	—	—	100	(1)
GBP	—	262	—	—	2,250	(2)
HKD	—	—	—	—	939	(3)
NOK	—	500	—	—	800	(4)
USD	—	—	—	—	4,200	(5)
Interest rate swaps
EUR	—	—	—	—	350	(6)
FX Forward
USD	120	—	—	—	—
Commodity hedging
PLN	10	16	17	19	71

(1)	100 million Swiss francs maturing in 2029.
(2)	500 million pounds sterling maturing in 2028, 750 million pounds sterling maturing in 2032, 500 million pounds sterling maturing in 2034 and 500 million pounds sterling maturing in 2050.
(3)	939 million Hong Kong dollars maturing in 2034.
(4)	800 million Norwegian kroner maturing in 2028.
(5)	2,450 million US dollars maturing in 2031, 900 million US dollars maturing in 2042 and 850 million US dollars maturing in 2044.
(6)	350 million euros maturing in 2030.

Note 14    Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.10) and net financial debt (see Note 13.3).

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

Macroeconomic events and their consequences on the financial market did not call into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1    Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, is estimated at 91% at December 31, 2023, 96% at December 31, 2022 and 94% at December 31, 2021.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would increase the annual cost of gross financial debt by 14 million euros, while a decrease of 1% would lower it by 12 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would improve the market value of derivatives designated as cash flow hedges and increase the associated cash flow hedge reserves by approximately 695 million euros. A 1% decrease in euro interest rates would reduce their market value and decrease the cash flow hedge reserve by approximately 696 million euros.

Consolidated Financial Statements 2023	F-108

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

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, Orange Polska and Orange Egypt, and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA and Orange Egypt are the entities bearing the main foreign exchange risk, including internal transactions that generate a net foreign exchange gain or loss in the Consolidated Financial Statements.

	Exposure in currency units						Sensitivity analysis
(in millions of currency units)	EUR	USD	GBP	PLN	CHF	Total	10% gain in	10% loss in
						translated	euro	euro
Orange SA	—	8	—	(1)	(13)	(7)	1	(1)
Orange Polska	(116)	(6)	—	—	—	(121)	11	(13)
Orange Egypt	—	(83)	—	—	—	(75)	7	(8)
Total (currencies)	(116)	(80)	—	(1)	(13)	(202)

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

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account Mobile Financial Services activities (mainly in euros).

	Contribution to consolidated net assets										Sensitivity analysis
	EUR	USD	GBP	PLN		EGP	JOD	MAD	Other	Total	10%	10%
(in millions of euros)									currencies		gain in	loss in
											euro	euro
Net assets excluding net debt (a)(1)	51,599	232	68	3,591		732	547	1,012	4,320	62,101	(955)	1,167
Net debt by currency including derivatives (b)(2)	(25,795)	129	(3)	(856)		(118)	(15)	(465)	121	(27,002)	110	(134)
Net assets by currency (a) + (b)	25,804	360	65	2,735	(3)	614	532	547	4,441	35,098	(845)	1,033

(1)	Excluding components of net financial debt.
(2)	Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).
(3)	Share of net assets attributable to owners of the parent company in zlotys amounts to 1,386 million euros.

Consolidated Financial Statements 2023	F-109

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total	10% gain	10% loss
								currencies		in euro	in euro

Revenue	31,620	1,154	272	2,822	751	462	700	6,340	44,122	(1,137)	1,389
EBITDAaL	9,310	183	6	695	298	189	200	2,154	13,035	(339)	414
Operating income	2,876	108	(7)	270	171	107	62	1,382	4,969	(190)	233

14.3    Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

–  regular issues in the bond markets;

–  occasional financing through loans from multilateral or development lending institutions;

–  issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial Paper, formerly called "commercial paper").

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

Consolidated Financial Statements 2023	F-110

(in millions of euros)	Note	December 31,	2024		2025	2026	2027	2028	2029	Other
		2023							and beyond	items (1)
TDIRA	13.4	643	10		—	—	—	—	—	633
Bonds	13.5	28,919	2,455		2,440	1,596	2,031	1,697	18,848	(147)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	825		895	489	490	116	536	(13)
Debt relating to financed assets	13.3	411	124		108	91	70	17	—	—
Cash collateral received	13.3	586	586		—	—	—	—	—	—
NEU commercial papers(2)	13.3	1,247	1,254		—	—	—	—	—	(7)
Bank overdrafts	13.3	234	234		—	—	—	—	—	—
Other financial liabilities	13.3	615	562		5	5	5	—	38	—
Derivatives (liabilities)	13.3	245	1		27	12	—	20	3	—
Derivatives (assets)	13.3	(923)	(6)		(80)	(6)	(6)	(6)	(652)	—
Other Comprehensive Income related to unmatured hedging instruments	13.3	(110)	—		—	—	—	—	—	—
Gross financial debt after derivatives		35,205	6,047		3,395	2,188	2,590	1,843	18,772	466
Trade payables		11,597	9,989		193	149	188	590	488	—
Total financial liabilities (including derivatives assets)		46,803	16,035	(3)	3,588	2,337	2,778	2,433	19,260	466
Future interests on financial liabilities(4)			1,440		933	816	905	807	4,128	—

(1)	Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.
(2)	Negotiable European Commercial Paper (formerly called "commercial paper").
(3)	Amounts presented for 2024 correspond to notional and accrued interests not yet due (for 494 million euros).
(4)	Mainly future interests on bonds for 8,150 million euros, on bank loans for 323 million euros and on derivatives instruments for (1,366) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other groups.

At December 31, 2023, the liquidity position of Orange’s telecom activities amounts to 14,302 million euros and exceeds the repayment obligations of its gross financial debt in 2024. It breaks down as follows:

Liquidity position

(in millions of euros)

At December 31, 2023, the Orange group’s telecom activities has access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. The available undrawn amount of the credit facilities is 6,120 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 2,444 million euros, mainly at Orange SA, comprising 1,979 million euros of UCITS and 100 million euros of term deposits.

Investments at fair value amounted to 2,678 million euros, exclusively at Orange SA, comprising 2,485 million euros of NEU Commercial Paper and 166 million euros of bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Consolidated Financial Statements 2023	F-111

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

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

–  one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion US dollars maturing in 2031 (equivalent to 2.3 billion euros at December 31, 2023) is subject to a step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. And since then, the bond has been bearing interest of 9%;

–  the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2023, this credit facility was undrawn.

Orange’s rating did not change during 2023. For Moody’s Investors Service (Moody’s), the outlook included in the rating changed during 2023, from stable to positive.

	Standard	Moody’s	Fitch
	& Poor’s		Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

14.4    Financial ratios and commitments to sustainability targets

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

The main commitments are as follows:

–  Orange Egypt: in respect of bank financing agreements signed in 2018 and 2022, of which the total amount outstanding at December 31, 2023 is 3,050 million Egyptian pounds and 83 million US dollars (i.e. 164 million euros), Orange Egypt is required to comply with a “net senior debt to reported EBITDA” ratio;

–  Médi Telecom: in respect of its bank financing agreements signed in 2022, of which the total amount outstanding at December 31, 2023 is 3,659 million Moroccan dirhams (i.e. 335 million euros), Médi Telecom is required to comply with ratios relating to its “net financial debt,” “net financial debt/EBITDA” and “net equity;”

–  Orange Côte d’Ivoire: in respect of its bank financing agreements signed in 2016 and 2019, of which the total amount outstanding at December 31, 2023 is 70 billion CFA francs (i.e. 107 million euros), Orange Côte d’Ivoire is required to comply with a “net debt to reported EBITDA” ratio;

These ratios were complied with at December 31, 2023.

Main commitments to sustainability targets

Orange SA is committed to social and environmental responsibility. This commitment is expressed, among other things, by the introduction of financial liabilities that include a step-up clause to change the coupon rates if Orange fails to meet its sustainability target:

−	On November 23, 2022, Orange signed with 27 international banks a 6 billion euros multi-currency syndicated revolving credit facility indexed on environmental and social indicators, to refinance in advance its previous syndicated loan maturing in December 2023. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversify its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. In October 2023, Orange exercised the first option enabling the initial maturity to be extended with the agreement of the lenders as follows: 5,872 million euros maturing in November 2028 and 128 million euros retaining the initial maturity of November 2027.
−	On September 11, 2023 Orange carried out its first sustainability-linked bond issue, for a total nominal amount of 500 million euros, maturing in 2035, with a coupon rate of 3.875%. The bonds are linked to the Group’s target of reducing its greenhouse gas emissions (Scope 1, 2 and 3) and its commitment to provide digital support and training to external beneficiaries.

Default or material adverse change clauses

Most of Orange’s financing agreements, notably including the 6 billion euros syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. However, most of these agreements include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

14.5    Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Consolidated Financial Statements 2023	F-112

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. Loans and other receivables mainly include elements for which the amount due but not provisioned is not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivative agreements. This selection takes particular note of the institutions' credit ratings. Therefore:

–  for each non-banking counterparty selected for investments, limits are based on the ratings and maturities of the investments;

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

Effect of mechanisms to offset exposure to credit risk and counterparty risk of derivatives

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Collateralised Derivatives (net) (a)	647	1,014	408
Fair value of collateralised derivatives assets	867	1,374	690
Fair value of collateralised derivatives liabilities	(220)	(360)	(282)
Amount of cash collateral paid/(received) (b)	(565)	(1,034)	(362)
Amount of cash collateral paid	21	38	27
Amount of cash collateral received	(586)	(1,072)	(389)
Residual exposure to counterparty risk (a) + (b) (1)	82	(20)	46
Non collateralised Derivatives (net)	31	55	(3)
Fair value of non collateralised derivatives assets	56	81	—
Fair value of non collateralised derivatives liabilities	(25)	(26)	(3)

(1)	The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

The change in net cash collateral deposits between 2022 and 2023 is mainly due to the depreciation of the US dollar and the interest rate effect of derivatives hedging bonds denominated in US dollar. The change in net cash collateral received between 2021 and 2022 was mainly due to the appreciation of the US dollar and the depreciation of the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market interest rates (mainly euros) of +/-1% would affect the fair value of derivatives hedging interest rate risk as follows:

(in millions of euros)	Rate decrease of 1%	Rate increase of 1%
Change of fair value of derivatives	(717)	714
	Rate decrease of 1%	Rate increase of 1%
Amount of cash collateral paid (received)	717	(714)

A 10% increase or decrease in the euro exchange rate would affect the fair value of derivatives hedging foreign exchange risk as follows:

(in millions of euros)	10% loss in euro	10% gain in euro
Change of fair value of derivatives	1,285	(1,051)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,285)	1,051

14.6Commodity risk management (energy contracts)

The majority of the Group’s electricity needs are met through fixed-price or indexed forward purchase contracts, depending on the situation. In accordance with IFRS 9, contracts concluded on non-financial assets (electricity) to meet the normal business needs of the company and used solely for its business, rather than for speculation or arbitrage on energy price fluctuations, are not considered as derivatives (application of the "own-use" exemption in IFRS 9). The Group’s commitments under those contracts are presented as off-balance sheet commitments in Note 16.1.

To meet its commitments in terms of Net Zero Carbon by 2040, the Group enters into Power Purchase Agreements (PPA) for electricity generated by renewable sources. These contracts may be physical (with physical delivery of electricity and therefore not leading to the recognition of derivative instruments), or virtual. Energy supply is achieved through a portfolio of contracts mixing PPA, Solar/Energy As A Service, power purchase contracts with different terms (market), and supply contracts (aggregation and distribution).

The Group is considering Virtual Power Purchase Agreements (VPPAs). These contracts result in the recognition of derivatives at fair value through profit or loss since there is no physical delivery of electricity. At December 31, 2023, the Group has only Virtual Power Purchase Agreements in Poland and Romania. These contracts are classified as cash flow hedges, the ineffective portion of which has a direct impact on the income statement. Fluctuations in the fair value of the effective portion of the hedge are recognized in other comprehensive income (see Note 13.8.2).

Consolidated Financial Statements 2023	F-113

The table below sets out the Group’s main energy supply agreements at December 31, 2023.

		Overall
		contract
	Energy	volume	Signature	Value
	Source	(in GWh)	date	Date	Maturity	Duration	Nature	Accounting Model
France
Boralex	Wind power	67	2021	2021	2025	5 years	Physical PPA	Own Use exemption
Engie	Solar power	76	2023	2025	2040	15 years	Physical PPA	Own Use exemption
Total Energie	Solar power	100	2023	2025	2045	20 years	Physical PPA	Own Use exemption
Engie	Solar power	102	2023	2025	2045	20 years	Physical PPA	Own Use exemption
Poland
Enertrag-Dunowo Sp.	Wind power	1,274	2021	2024	2035	12 years	Virtual PPA	Cash Flow Hedge
EDF	Wind power	1,686	2022	2023	2030	8 years	Physical PPA	Own Use exemption
RPower	Solar power	585	2023	2024	2034	10.5 years	Physical PPA	Own Use exemption
WPD	Wind power	480	2020	2021	2031	10 years	Physical PPA	Own Use exemption
Romania
Engie Romania	Solar power	145	2023	2025	2029	4.5 years	Virtual PPA	Cash Flow Hedge
Enery Group	Solar power	400	2023	2025	2032	8 years	Virtual PPA	Cash Flow Hedge

The volumes hedged by renewable electricity supply contracts represent a proportion of around 10% of the Group’s annual consumption in 2023 (5,700 GWh in 2023, 5,594 GWh in 2022 and 5,154 GWh in 2021).

14.7    Equity market risk

Orange SA has no call options on its own shares and no commitments for forward purchases of shares. At December 31, 2023, it held 2,429,143 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The UCITS in which Orange invests for cash management purposes do not hold equities.

The Orange group is also exposed to equity risk through some of its retirement plan assets (see Note 6.2).

At December 31, 2023, the Group is not materially exposed to market risk on the shares of listed companies.

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

Consolidated Financial Statements 2023	F-114

14.9    Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 26.3 billion euros at December 31, 2023, for a book value of 27.0 billion euros.

(in millions of euros)			December 31, 2023
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair	and
				value	cash
Trade receivables		AC	6,046	6,046	—	6,046	—
Financial assets	13.7		3,777	3,777	99	3,286	392
Equity securities		FVOCI	490	491	99	—	392
Equity securities		FVR	173	173	—	173	—
Investments at fair value		FVR	2,678	2,678	—	2,678	—
Cash collateral paid		FVR	21	21	—	21	—
Financial assets at amortized cost		AC	415	415	—	415	—
Cash and Cash equivalents	13.3		5,504	5,504	5,504	—	—
Cash		AC	3,060	3,060	3,060	—	—
Cash equivalents		FVR	2,444	2,444	2,444	—	—
Trade payables		AC	(11,596)	(11,596)	—	(11,596)	—
Financial liabilities	13.3		(35,993)	(35,241)	(28,080)	(6,870)	(291)
Financial debts		AC	(35,702)	(34,950)	(28,080)	(6,870)	—
Other		FVR	(291)	(291)	—	—	(291)
Derivatives (net amount) (2)	13.8		678	678	—	678	—

(1)	"AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss."
(2)	The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial
		liabilities at fair
		value through
		profit or loss, excluding
		derivatives
Level 3 fair values at December 31, 2022	355	(8)
Gains (losses) taken to profit or loss	—	(5)
Gains (losses) taken to other comprehensive income	(4)	—
Acquisition (sale) of securities	37	—
Other	4	(279)
Level 3 fair values at December 31, 2023	392	(291)

The market value of the net financial debt carried by Orange was estimated at 23.8 billion euros at December 31, 2022, for a book value of 25.3 billion euros.

(in millions of euros)			December 31, 2022
	Note	Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9	value	fair value	and cash
Trade receivables		AC	6,237	6,237	—	6,237	—
Financial assets	13.7		5,545	5,545	65	5,124	355
Equity securities		FVOCI	421	421	65	—	355
Equity securities		FVR	205	205	—	205	—
Investments at fair value		FVR	4,500	4,500	—	4,500	—
Cash collateral paid		FVR	38	38	—	38	—
Financial assets at amortized cost		AC	381	381	—	381	—
Cash and Cash equivalents	13.3		5,846	5,846	5,846	—	—
Cash		AC	2,668	2,668	2,668	—	—
Cash equivalents		FVR	3,178	3,178	3,178	—	—
Trade payables		AC	(11,551)	(11,551)	—	(11,551)	—
Financial liabilities	13.3		(36,638)	(35,121)	(27,681)	(7,432)	(8)
Financial debts		AC	(36,630)	(35,113)	(27,681)	(7,432)	—
Other		FVR	(8)	(8)	—	—	(8)
Derivatives (net amount)	13.8		1,069	1,069	—	1,069	—

Consolidated Financial Statements 2023	F-115

The market value of the net financial debt carried by Orange was estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

			December 31, 2021
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

Consolidated Financial Statements 2023	F-116

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

Note 15    Equity

At December 31, 2023, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2023, the share capital and voting rights of Orange SA broke down as follows:

15.1    Changes in share capital

No new shares were issued during the 2023 fiscal year.

Consolidated Financial Statements 2023	F-117

15.2    Treasury shares

As authorized by the Shareholders' Meeting of May 23, 2023, the Board of Directors instituted a new Share Buyback Program (the 2023 Buyback Program) and canceled the 2022 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months from the aforementioned Shareholders' Meeting. The 2023 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers – AMF) on March 29, 2023.

(in number of shares)	December 31,	December 31,	December 31,
	2023	2022	2021
Free share award plans(1)	1,664,145	1,285,171	2,009,500
Liquidity contract	764,998	680,000	—
Total treasury shares	2,429,143	1,965,171	2,009,500

(1)	During the fiscal year 2021, Orange bought back and delivered treasury shares to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, Orange repurchased shares mainly under the Long-Term Incentive Plans (LTIP) (see Note 6.3).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

15.3    Dividends

Full Year	Approved by	Description	Dividend	Payout date	Payment	Total
			per share		method	(in millions
			(in euro)			of euros)
2023	Board of Directors Meeting on July 25, 2023	2023 interim dividend	0.30	December 6, 2023	Cash	798
	Shareholders' Meeting on May 23, 2023	Balance for 2022	0.40	June 7, 2023	Cash	1,064
Total dividends paid in 2023						1,862
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders' Meeting on May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders' Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders' Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

Consolidated Financial Statements 2023	F-118

15.4    Subordinated notes

Nominal value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial	Initial	Initial	Rate	December	Issue	December	Issue	December	Residual
	nominal	nominal	currency		31, 2021	Redemption	31, 2022	Redemp	31, 2023	nominal
	value	value			(in millions	tion	(in millions	tion	(in millions	value
	(in millions	(in millions			of euros)		of euros)		of euros)	(in millions
	of currency)	of euros)								of euros)
2/7/2014	1,000	1,000	EUR	5.25%	1,000	—	1,000	(1,000)	—	—
10/1/2014	1,250	1,250	EUR	5.00%	1,250	—	1,250	—	1,250	1,250
10/1/2014	600	771	GBP	5.75%	547	(547)	—	—	—	—
4/15/2019	1,000	1,000	EUR	2.38%	1,000	—	1,000	—	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	—	500	—	500	500
10/15/2020	700	700	EUR	1.75%	700	—	700	—	700	700
5/11/2021	500	500	EUR	1.38%	500	—	500	—	500	500
4/18/2023	1,000	1,000	EUR	5.38%	—	—	—	1,000	1,000	1,000
Issues and purchases of subordinated notes					5,497	(547)	4,950	—	4,950

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

Issues and purchases of subordinated notes

–  On February 7, 2014, as part of its EMTN (Euro Medium Term Notes) program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes, in euros and in pounds sterling, in three tranches:

-	1 billion euros with a fixed annual coupon of 4.25% (tranche repurchased in 2019);
-	1 billion euros with a fixed annual coupon of 5.25%; and
-	650 million pounds sterling (782 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.875% (tranche repurchased in 2020 and 2021).

A revision of interest rates based on market conditions was provided for contractually on each call option exercise date. Orange had a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-036).

On April 5, 2023, Orange launched an offer to repurchase the entire existing second and final tranche. On April 18, 2023, following this offer, the Group was able to repurchase 802 million euros of these subordinated notes. The nominal amount remaining in circulation after this repurchase amounts to 198 million euros. On December 13, 2023, Orange announced its intention to exercise its option on February 7, 2024 to repurchase the remaining outstanding amount of 198 million euros. As a result, the remaining outstanding amount was reclassified to current financial liabilities at December 31, 2023.

–	On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes, in euros and pounds sterling, in three tranches:
-	1 billion euros with a fixed annual coupon of 4% (entire tranche repurchased in 2019 and 2021);
-	1.25 billion euros with a fixed annual coupon of 5%; and
-	600 million pounds sterling (771 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.75%.

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

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-525).

Successive repurchases were carried out on the third and last tranche in 2020 and 2021.

Consolidated Financial Statements 2023	F-119

On November 21, 2022, Orange launched a final repurchase offer on this tranche, for the remaining 426 million pounds sterling (historical cost of 547 million euros). On November 30, 2022, following this offer, the Group repurchased 387 million pounds sterling of these subordinated notes (historical value of 496 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to current financial liabilities at December 31, 2022 (the repurchase having taken place on January 17, 2023).

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

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-152).

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

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-442).

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

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

–	On April 18, 2023, as part of its EMTN program, Orange issued 1 billion euros of subordinated notes with an annual fixed coupon of 5.375%.

A revision of interest rates based on market conditions is provided for contractually from 2030.

Orange has a call option on this tranche from January 18, 2030 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% from 2035 and an additional 0.75% from 2050.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 23-094).

The amount presented in the “subordinated notes” column of the consolidated statements of changes in shareholders’ equity of 4,950 million euros corresponds to the nominal amount recorded at historical value (the bonds denominated in pounds sterling have been fully repaid in early 2023).

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

Consolidated Financial Statements 2023	F-120

The remuneration of subordinated notes is as follows:

					2023		2022		2021
	Initial nominal value	Initial nominal value	Initial
Initial issue date	(in millions of currency)	(in millions of euros)	currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	(71)	(71)	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.88%	—	—	—	—	(32)	(36)
10/1/2014	1,000	1,000	EUR	4.00%	—	—	—	—	(3)	(3)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	—	-	(41)	(49)	(33)	(38)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)	(9)	(9)
10/15/2020	700	700	EUR	1.75%	(12)	(12)	(12)	(12)	(12)	(12)
5/11/2021	500	500	EUR	1.38%	(7)	(7)	(7)	(7)	—	—
4/18/2023	1,000	1,000	EUR	5.38%	—	—	—	—	—	—
Subordinated notes remuneration classified in equity						(185)		(215)		(238)
Coupons on subordinated notes reclassified as short-term borrowings						8		2		—
Subordinated notes remuneration paid						(177)		(213)		(238)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under “other movements” in the consolidated statement of changes in shareholders’ equity and amounted to 6 million euros in 2023, (2) million euros in 2022 and 29 million euros in 2021.

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

Consolidated Financial Statements 2023	F-121

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

15.5    Translation adjustments

(in millions of euros)	2023	2022	2021
Gain (loss) recognized in other comprehensive income during the period	(29)	(370)	196
Reclassification to net income for the period	1	(4)	4
Total translation adjustments in the consolidated statement of comprehensive income	(28)	(374)	200

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Polish zloty	799	603	645
Egyptian pound(1)	(872)	(730)	(444)
Slovak Koruna	220	220	220
Leone	(244)	(217)	(150)
Other	(190)	(134)	(155)
Total translation adjustments	(286)	(258)	116
o/w share attributable to the owners of the parent company	(526)	(455)	(96)
o/w share attributable to non-controlling interests	240	198	211

(1)	Includes the effects of the devaluation of the Egyptian pound in the 2022 and 2023 fiscal years.

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

Reclassification of translation adjustments is presented in profit or loss within:

–  net income of discontinued operations, when a line of business or major geographical area is disposed of;

–  gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of.

Consolidated Financial Statements 2023	F-122

15.6    Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2023	2022	2021
Credit part of net income attributable to non-controlling interests (a)	518	509	577
o/w Sonatel and its subsidiaries	320	269	243
o/w Orange Polska and its subsidiaries	73	94	222
o/w Orange Côte d'Ivoire and its subsidiaries	48	50	53
o/w Médi Telecom and its subsidiaries	33	33	19
o/w Jordan Telecom and its subsidiaries	28	29	16
o/w Orange Belgium and its subsidiaries	—	20	12
Debit part of net income attributable to non-controlling interests (b)	(67)	(38)	(33)
o/w Orange Romania and its subsidiaries	(48)	(33)	—
o/w Orange Belgium and its subsidiaries	(15)	—	—
o/w Orange Bank and its subsidiaries	—	—	(22)
Total part of net income attributable to non-controlling interests (a) + (b)	451	471	545
Credit part of comprehensive income attributable to non-controlling interests (a)	540	524	612
o/w Sonatel and its subsidiaries	307	263	263
o/w Orange Polska and its subsidiaries	114	114	215
o/w Orange Côte d'Ivoire and its subsidiaries	47	52	55
o/w Médi Telecom and its subsidiaries	36	24	23
o/w Jordan Telecom and its subsidiaries	21	39	27
o/w Orange Belgium and its subsidiaries	—	19	13
Debit part of comprehensive income attributable to non-controlling interests (b)	(70)	(37)	(31)
o/w Orange Romania and its subsidiaries	(51)	(31)	—
o/w Orange Belgium and its subsidiaries	(16)	—	—
o/w Orange Bank and its subsidiaries	—	—	(22)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	470	487	580

(in millions of euros)	2023	2022	2021
Dividends paid to non-controlling interests	381	328	218
o/w Sonatel and its subsidiaries	208	185	166
o/w Orange Côte d'Ivoire and its subsidiaries	53	51	29
o/w Orange Polska and its subsidiaries	50	35	—
o/w Médi Telecom and its subsidiaries	34	33	—
o/w Jordan Telecom and its subsidiaries	25	18	11
o/w Orange Belgium and its subsidiaries	—	—	7

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Credit part of equity attributable to non-controlling interests (a)	3,285	3,183	3,030
o/w Orange Polska and its subsidiaries	1,313	1,250	1,170
o/w Sonatel and its subsidiaries	1,008	907	826
o/w Orange Côte d'Ivoire and its subsidiaries	247	253	257
o/w Jordan Telecom and its subsidiaries	189	193	171
o/w Orange Romania and its subsidiaries	163	217	267
o/w Orange Belgium and its subsidiaries	149	155	138
o/w Médi Telecom and its subsidiaries	142	140	148
Debit part of equity attributable to non-controlling interests (b)	(11)	(11)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,274	3,172	3,020

Accounting policies

Commitments to purchase non-controlling interests (“put options”)

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

Consolidated Financial Statements 2023	F-123

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

15.7   Earnings per share

Net income

The Group net income used to calculate basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2023	2022	2021
Net income - basic	2,440	2,146	233
Effect of subordinated notes	(175)	(200)	(225)
Net income attributable to the owners of the parent company - basic (adjusted)	2,265	1,946	8
Impact of dilutive instruments on net income:
TDIRA	—	12	—
Net income attributable to the owners of the parent company - diluted	2,265	1,957	8

Number of shares

The weighted average number of shares used to calculate the basic and diluted earnings per share is presented below:

(number of shares)	2023	2022	2021
Weighted average number of ordinary shares outstanding	2,659,184,216	2,658,328,369	2,656,981,542
Impact of dilutive instruments on number of ordinary shares:
TDIRA	—	27,269,551	—
Free share award plans (LTIP)	1,336,982	1,233,198	776,743
Weighted average number of shares outstanding - diluted	2,660,521,198	2,686,831,119	2,657,758,285

The average market price of the Orange share is higher than the fair value adopted under the free share award plans for all periods presented (see Note 6.3). The number of shares corresponding to this difference was thus dilutive at the reporting date of the periods presented.

At December 31, 2023 (as at December 31, 2021), the TDIRAs are not included in the calculation of diluted net earnings per share since they are anti-dilutive.

Earnings per share

(in euros)	2023	2022	2021
Earning per share - basic	0.85	0.73	—
Earning per share - diluted	0.85	0.73	—

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

Consolidated Financial Statements 2023	F-124

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

At December 31, 2023, Orange is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned in this note.

16.1    Operating activities commitments

(in millions of euros)	Total	Less than	From one	More than
		one year	to five years	five years
Operating activities commitments	9,220	3,692	3,291	2,237
Operating leases commitments	228	94	93	41
Handsets purchase commitments	1,353	1,334	15	4
Transmission capacity purchase commitments	1,397	232	465	699
Other goods and services purchase commitments	3,918	1,241	1,691	985
Investment commitments	878	417	443	17
Public Initiative Networks commitments(1)	61	10	19	32
Guarantees granted to third parties in the ordinary course of business	1,386	363	565	459
(1)	Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions' group are presented in Note 11.3.

Lease commitments

Lease commitments include property leases relating to contracts for which the underlying asset will be available after December°31, 2023 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future
lease payments
Property lease commitments	152
o/w technical activities	51
o/w shops/offices activities	101

Maturities are set forth below:

(in millions of euros)	Minimum	Less than	Between	Between	Between	Between	More than
	future	one year	one and	two and	three and	four and	five years
	lease		two years	three years	four years	five years
payments
Property lease commitments	152	45	25	16	19	10	37

Lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Property lease commitments in France represent 40% of all property lease commitments.

Handsets purchase commitments

Handsets purchase commitments amount to 1,353 million euros at December 31, 2023 and correspond mainly to the balance of commitments relating to contracts signed in 2021 and spread over a 3 years period.

Transmission capacity purchase commitments

Transmission capacity purchase commitments at December 31, 2023 represent 1,397 million euros. They include an agreement on the use of an FTTH network in Spain for 819 million euros and 327 million euros for the provision of satellite transmission capacity (the maturity of these commitments extends until 2040, depending on the contracts).

Other purchase commitments for goods and services

The Group’s other purchase commitments for goods and services mainly relate to network operation and maintenance.

Consolidated Financial Statements 2023	F-125

At December 31, 2023, these commitments include:

–  energy purchase commitments for an amount of 927 million euros;

–  commitments relating to co-financed and leased lines for an amount of 255 million euros;

–  the purchase of broadcasting rights for an amount of 360 million euros;

–  hosting services for active equipment for mobile sites under a “built-to-suit” agreement for an amount of 413 million euros;

–  site management service contracts (“TowerCos”) signed in Africa: these commitments represent an amount of 269 million euros;

–  the maintenance of submarine cable for which Orange has joint ownership or user rights, for an amount of 212 million euros;

–  network maintenance for an amount of 191 million euros;

–  commitments to partners in the field of sports for an amount of 82 million euros.

Investment commitments

At the end of December 2023, investment commitments amount to 878 million euros.

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

In France:

−  Orange and the French Government announced on November 7, 2023 that they had reached a new agreement on the widespread roll-out of fiber optic by 2025. In the AMII (Appel à manifestation intention d'investissement – call for expression of investment interest) zone, this new roll-out commitment will replace the 2022 milestone of the L.33-13 commitments (i.e. the second milestone of the commitments made in 2018). This proposal is based on the following elements:

–  by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (which would represent 98.5% of connectable premises, including cases of blockage/refusal),

–  by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage.

In addition, a government order incorporating the terms of Orange’s commitment could be published following an advisory opinion from Arcep (Autorité de Régulation des Communications Electroniques, des Postes et de la Distribution de la Presse – the French Electronic Communications, Postal and Print Media Distribution Regulatory Authority), and may entail additional obligations.

−  when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

–  a network coverage obligation of 7 predefined zones by 2025;

–  an obligation to provide two sites by 2024.

–  the obligations included in the authorization to use 5G spectrum in mainland France in the 3.4–3.8 GHz band issued to Orange on November 12, 2020 are as follows:

–  the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas;

–  widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

–  the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030;

–  coverage of the main highways by the end of 2025 and major roads by the end of 2027;

–  the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

–  from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services;

–  Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs.

–  In 2018, pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas, Orange committed to:

–  ensuring that within its FTTH roll-out scope in the AMII area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018;

–  outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d'engagements locaux – Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments.

Consolidated Financial Statements 2023	F-126

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

–  in 2015, in France, when the spectrum in the 700 MHz band was allocated:

–  coverage obligations in “priority roll-out areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in “white areas” (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

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

In Europe:

−  when a 5G license in the 3.4–3.8 GHz band was awarded in Poland in 2023:

–  an obligation to build 3,800 network stations within 4 years;

–  an obligation to offer 5G services in towns with fewer than 80,000 inhabitants by building stations in these municipalities based on the size of the population;

–  coverage and network quality obligations to be met within a period of 7 years.

−  when a 4G license was awarded in the 2,100 MHz band in Poland in 2022, a coverage obligation of 20% of the population with a minimum speed of 144 kbits/s.

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

–  an indoor network coverage obligation of 70% of the population with a minimum speed of 92 kbits/s in rural areas and 85 kbits/s in urban areas within 6 years;

–  a network coverage obligation of 95% of the modern railway network and highways including new projects under construction (85% within 4 years and 95% within 6 years);

–  a network coverage obligation of 85% of international airports with a minimum speed of 100 Mbits/s within 2 years;

–  an obligation to develop network stations allowing a minimum network speed of 100 Mbits/s nationwide (including 200 stations to be built in Bucharest within 2 years, 500 stations to be built outside Bucharest within 2 years, 1,200 stations to be built outside Bucharest within 4 years and 1,800 stations to be built outside Bucharest within 8 years).

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

Consolidated Financial Statements 2023	F-127

In Africa & Middle East:

–  during the award of the 5G license in 2023 in Senegal, Sonatel made a commitment to:

–  cover the strategic areas within a period of 18 months and towns with more than 100,000 inhabitants and regional capitals within a period of 2 years;

–  roll-out 500 5G sites by 2026, 1,400 5G sites by 2030 and cover the 9 main trunk roads within a period of 10 years (including five within 8 years).

–  when a 5G license in the 3,500 MHz band was awarded in Jordan in 2022, a coverage obligation of the main interests spots within 3 years, a coverage obligation of 50% of the population within 4 years and 75% within 9 years,

–  in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, a coverage obligation of 60 new localities over 8 years and main roads over 6 years,

–  in 2016, in Egypt, when the 4G license was granted, a coverage obligation of 4G for 11% of the population in 1 year, 42.5% in 4 years, 69.5% in 6 years and 70% in 10 years.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that the Group is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represent 1,386 million euros at December°31, 2023. They include 736 million euros of performance guarantees granted to some of its B2B customers, in particular in the context of network security and remote access.

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

At December 31, 2023, the main warranties in effect are as follows:

–  fundamental warranties granted to the HIN consortium (made up of La Banque des Territoires, Caisse des Dépôts, CNP Assurances and EDF) in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), expiring 3 years after the date of the transaction, and tax warranties expiring 60 days after the end of the statutory limitation periods;

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

At December 31, 2023, the main warranties in effect are as follows:

–  standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which expired on March 31, 2023 (with respect to general representations and warranties) and will expire on September 30, 2028 (with respect to fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years;

–  standard and specific capped warranties obtained from Nethys in connection with the acquisition of VOO, which will expire on December 2, 2024 for the general representations and warranties and on June 2, 2028 for the fundamental warranties. Some specific capped allowances have also been obtained, for up to 7 years.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group's results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The ongoing commitments at December 31, 2023 are not likely to have material impacts on the Group’s financial position.

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

Consolidated Financial Statements 2023	F-128

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

Consolidated Financial Statements 2023	F-129

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

At December 31, 2023 Orange had no material pledges on its subsidiaries’ securities.

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Assets held under leases	1,230	1,134	998
Non-current pledged, mortgaged or receivership assets(1)	2	20	21
Collateralized current assets	2	2	2
Total	1,233	1,157	1,021

(1)	Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.

At December 31, 2023, non-current pledged or mortgaged assets comprise the following assets given as guarantees:

	Total in statement of	Amount of asset pledged,	Percentage
(in millions of euros)	financial position (a)	mortgaged or receivership (b)	(b)/(a)
Intangible assets, net (excluding goodwill)	15,074	—	—
Property, plant and equipment, net	33,184	2	—%
Non-current financial assets	1,036	—	—
Other(1)	35,085	—	—
Total	84,378	2	—%

(1)	This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights-of-use.

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

Consolidated Financial Statements 2023	F-130

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange	o/w telecom	Note	o/w Mobile	Note	o/w eliminations
	Consolidated	activities		Financial		telecom
	Financial			Services		activities / mobile
	Statements					financial services
Non-current financial assets related to Mobile Financial Services activities	297	—		297	17.1.1	—
Non-current financial assets	1,036	1,063	13.7	—		(27)	(1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	—
Current financial assets related to Mobile Financial Services activities	3,184	—		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	—		—
Current derivatives assets	37	37	13.8	—	17.1.3	—
Cash and cash equivalents	5,618	5,504	13.8	113	17.1.3	—
Total	13,841	10,204	13.8	3,672	17.1.3	(35)

Non-current financial liabilities related to Mobile Financial Services activities	73	—		100	17.1.2	(27)	(1)
Non-current financial liabilities	30,535	30,535	13.3	—		—
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	—
Current financial liabilities related to Mobile Financial Services activities	3,073	—		3,073	17.1.2	—
Current financial liabilities	5,451	5,458	13.3	—		(7)
Current derivatives liabilities	40	40	13.8	—	17.1.3	—
Total	39,396	36,238		3,193		(35)

(1)	Loan granted by Orange SA to Orange Bank.

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

Consolidated Financial Statements 2023	F-131

17.1.1  Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	—	3	3	3
Investments securities	3	—	3	3	3
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	32	—	32	296	441
Debt securities	32	—	32	296	441
Financial assets at fair value through profit or loss	38	—	38	50	73
Investments at fair value	—	—	—	—	—
Cash collateral paid	29	—	29	42	59
Other	9	—	9	8	14
Financial assets at amortized cost	224	3,173	3,397	3,021	2,752
Fixed-income securities	224	1	225	310	387
Loans and receivables to customers	—	2,394	2,394	2,517	2,297
Loans and receivables to credit institutions	—	778	778	191	66
Other	—	—	—	2	1
Total financial assets related to Orange Bank activities	297	3,174	3,471	3,370	3,268

Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the opening balance	296	441	540
Acquisitions	—	405	732
Repayments and disposals	(266)	(538)	(839)
Changes in fair value	2	(12)	—
Other items	—	—	7
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the closing balance	32	296	441

(in millions of euros)	2023	2022	2021
Profit (loss) recognized in other comprehensive income during the period	2	(2)	1
Reclassification adjustment in net income during the period	—	—	—
Other comprehensive income related to Orange Bank	2	(2)	1

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank's accounts into the Group's financial statements, the following are considered as loans and advances to customers: clearing account as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Overdrafts (1)	763	900	828
Housing loans	883	956	914
Investment loans	58	72	86
Installment receivables (2)	604	519	422
Current accounts	6	28	5
Other	80	42	42
Total loans and receivables to customers	2,394	2,517	2,297
Overnight deposits and loans	695	83	2
Loans and receivables	38	44	45
Other	45	64	19
Total loans and receivables to credit institutions	778	191	66

(1)	Since October 2020, Orange Bank has been engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 540 million euros.
(2)	Purchase of Orange Espagne receivables.

Consolidated Financial Statements 2023	F-132

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

17.1.2  Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2023	December 31, 2022	December 31,2021
Payables to customers(1)	2,601	1,787	1,796
Debts with financial institutions(2)	215	837	1,009
Deposit certificate	219	325	356
Cash collateral deposit	73	82	—
Other(3)	66	112	27
Total Financial liabilities related to Orange Bank activities(4)	3,173	3,143	3,188

(1)	Including 1.2 billion euros from deposits collected via Germany's RAISIN platform.
(2)	Decrease mainly related to repayments to the European Central Bank (TLTROs) of 601 million euros.
(3)	Including 37 million euros of rate hedging credit portfolios reassessment.
(4)	Including 100 million euros in non-current financial liabilities in 2023, 110 million euros in 2022 and 27 million euros in 2021.

Consolidated Financial Statements 2023	F-133

Payables related to Orange Bank transactions are composed of customer deposits and bank's payables with credit institutions.

(in millions of euros)	December 31,	December 31,	December 31,
	2023	2022	2021
Current accounts	527	680	764
Passbooks and special savings accounts(1)	800	1,010	995
Term accounts(2)	1,234	40	—
Other	40	57	37
Total payables to customers	2,601	1,787	1,796
Term borrowings and advances	108	700	667
Securities delivered under repurchase agreements	107	137	331
Other	—	—	11
Total debts with credit institutions	215	837	1,009
(1)At the end of December 2023, 38 million euros has been centralized at Caisse des Dépôts.

(2)At the end of December 2023, 1.2 billion euros has been collected via the German RAISIN platform.

17.1.3Derivatives of Orange Bank

Derivatives qualified as fair value hedges

At December 31, 2023, the main unmatured fair value hedges set up by Orange Bank concern the following interest rate swaps:

–  1,044 million euros in notional value (of which 102 million euros maturing in 2024, 110 million euros maturing between one and five years and 832 million euros at more than five years), macro-hedging credit portfolios (lease property restructuring, consumer credit and spread payments). The net fair value of these derivatives at December 31, 2023 is 37 million euros;

–  100 million euros in notional value (of which 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2023 is 14 million euros;

–  20 million euros in notional value hedging a portfolio of French fungible Treasury bonds index-linked to consumer prices harmonized within the euro zone (Obligations Assimilables du Trésor indexées sur l’inflation des prix de la zone euro – OAT€i)  of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2023 is (4) million euros;

–  5 million euros in notional value hedging a portfolio of securities maturing in 2028, whose fair value at December 31, 2023 is close to zero.

The ineffective portion of these hedges recognized in profit or loss in 2023 is not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedging of its issues through interest rate swaps which, at the end of 2023, represented:

–  186 million euros in notional value (including 166 million euros maturing in 2024, 10 million euros maturing between one and two years and 10 million euros maturing in 2027), hedging negotiable debt securities issued by the bank, the fair value of which was 4 million euros at December 31, 2023.

Trading derivatives

–  Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was 1 million euros at December 31, 2023. The net effects of this economic hedge on profit or loss are not material;

–  Orange Bank has a portfolio of trading swaps with a total notional value of 16 million euros maturing within five years and a total fair value of close to zero at December 31, 2023.

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

Consolidated Financial Statements 2023	F-134

–  liquidity risk: the risk that Orange Bank will not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

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

–  non-compliance risk: the risk of judicial, administrative or disciplinary sanctions, material financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities;

–  concentration risk: the risk arising from excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−  market risk: the risk of loss due to movements in market product prices.

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

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, to identify and assess its operational risks, for which it also monitors occurrences.

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

17.2.1Credit risk and counterparty risk management

Since July 2022, Orange Bank has began migrating its consumer credit distribution platform, previously hosted by Franfinance (Société Générale Group), to Younited Credit. This roll-out was completed in the first quarter of 2023. The bank is thus benefiting from new credit risk management technologies.

The Bank has also reviewed its provisioning models to adapt them to the type of loan portfolio and macroeconomic conditions, resulting in a provision reversal of 6 million euros.

At the end of December 2023, the cost of risk of Orange Bank amount to 56 million euros, including 16 million euros in France and 40 million euros in Spain. Excluding exceptional adjustments (review of macroeconomic outlooks or review of models), the cost of risk is 63 million euros, of which 23 million euros for France and 40 million euros for Spain.

In France, the cost of risk is mainly concentrated in demand deposit accounts due to the increase in outstanding debit balances and in personal loans due to the increase in outstandings since the roll-out of Younited Credit.

In Spain, the cost of risk is mainly related to the increase in Orange Espagne’s mobile handset financing outstandings from 600 million euros at December 31, 2022 to 667 million euros at December 31, 2023 (excluding the provision for credit risk).

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

Consolidated Financial Statements 2023	F-135

Fixed-interest securities in investment portfolios are hedged. Orange Bank has no exposure classified as trading book. The interest rate risk, after the capital increase in December 2023, is less than 1% of the CET1 (Common Equity Tier 1) ratio. Finally, the basic risk is not material.

17.2.3Liquidity risk management

In 2023, Orange Bank continued to manage its liquidity in a prudent manner. At the end of December 2023, the net stable funding ratio (NSFR) is 160% and the LCR (short-term liquidity coverage ratio) reaches 784%. 2023 was characterized by a liquidity surplus related to customer transactions. The deficit has changed from 855 million euros at December 31, 2022 to a liquidity surplus of 84 million euros at December 31, 2023. This change was mainly due to the high level of deposits in term accounts in 2023 (via the RAISIN platform).

Orange Bank has stepped up the diversification of its financing sources through the RAISIN term account program, in order to offset the outflow of customer deposits and the expiration of the European Central Bank's financing programs (TLTROs) for 601 million euros in 2023. RAISIN term account outstandings increased from 40 million euros at December 31, 2022 to 1.2 billion euros at December 31, 2023.

A plan to secure liquidity has been put in place in view of the bank’s context:

–  A committed repo facility with BNP Paribas relating to the Senior tranche of the “Orange Bank Personal Loan 2020” FCT (securitization mutual fund) and a basket of eligible securities;

–  A credit facility for 400 million euros signed between Orange Bank and Orange SA on June 28, 2023.

Orange Bank's financing plan was revised and presented to the ACPR at the end of 2023 to demonstrate that the bank is able to comply with its prudential ratios for solvency (capital requirement) and liquidity (LCR, NSFR and Pillar 2 liquidity) at all times.

This updated financing plan, presented on a monthly basis, is in line with the plans previously communicated to the ACPR and remains in accordance with the Group's financing envelope of 1.3 billion euros approved by the Orange SA Board of Directors on July 25, 2023.

17.2.4Operational risk management

At bank level, the operational risk guidance scope covers:

–  operational risks carried by all the bank's activities (management, operating and support activities);

–  operational risks from major and critical external service providers.

Operational risk management is the responsibility of the Permanent Control and Operational Risk Director, who reports to the Executive Director of Risk and Control, a member of the Management Committee, who in turn reports directly to an effective director of Orange Bank.

The operational risk management system is based on the collection of operational incidents and losses, risk mapping, scenario analyses and key risk indicators managed by the operational risk department and monitored within the context of risk appetite, and on the management of insurance policies covering the main types of risks faced by the bank. An inventory and collection of all of the bank’s operational incidents (proven risks), including IT, IT security and non-compliance risks, are in place. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

Where non-compliance incidents are identified, the Operational Risks Department notifies the Compliance Department, which is responsible for monitoring and managing them.

The operational losses sustained by the entity amounted to 2 million euros at December 31, 2023, a substantial decrease compared with the previous year. They amounted to 3 million euros in 2022 and 1 million euros in 2021. The losses recorded in 2023 are mainly due to external fraud, particularly credit fraud, as well as, to a lesser extent, commercial disputes and execution errors. Action plans have been drawn up in collaboration with the business lines to mitigate the various types of risk described above and to further secure the various processes, given the Orange group’s announced intention to wind down its banking activities.

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

As the first level of control, employees and their superiors identify the risks arising from their activity and comply with the procedures and limits set out in the General Procedures and operating procedures. They are in particular responsible for:

−  implementing operational controls and first-level controls that can be formalized, tracked and reported on;

−  formalizing and verifying compliance with the procedures for processing transactions, detailing the responsibilities of those involved and the types of controls carried out;

−  verifying the compliance of transactions;

−  implementing the recommendations drawn up by the second-level control functions for the first-level control system;

−  reporting to and alerting second-level control functions. As the second level of control, Compliance verifies in particular that the risks have been identified, assessed and managed by the first level of control in accordance with the rules and procedures in place.

In particular, Compliance is responsible for overseeing:

−  the compliance of transactions executed by employees in accordance with the laws, regulations and professional standards;

−  the implementation of compliance recommendations by first-level control;

−  the adoption and monitoring of remedial action plans where non-compliance risks have been identified.

Consolidated Financial Statements 2023	F-136

In addition, the compliance function within Orange Bank mainly consists of:

−  producing and updating internal standards and procedures within its remit;

−  advising and assisting operational business lines in their decision-making;

−  raising awareness and training all employees on compliance issues, depending on the transactions they execute;

−  reporting regularly to the supervisory authorities;

−  regularly assessing non-compliance risk, mapping risks and fulfilling its duty to alert General Management;

−  monitoring changes in the laws and regulations in coordination with the legal department in order to incorporate new standards into internal processes (general policies, charters, codes and operating procedures) and to inform employees and the various business lines of these changes;

−  verifying, as a second-level control function, the implementation of administrative, legislative and regulatory provisions as well as professional or internal standards.

Compliance also covers the areas of financial security and data protection, which are, from an organizational viewpoint, managed respectively by the Head of Financial Security, who reports to the Director of Compliance, Financial Security and Investment Services Compliance (on financial security) and by the Data Protection Officer within the legal department.

In relation to training and raising employee awareness, the Human Resources Department training unit, in conjunction with Compliance, establishes and monitors employee training courses, which are the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2023, 100% of employees attended Regulatory and Compliance Overview training course.

Similarly, all employees concerned attended a training course on anti-money laundering and terrorist financing and 90% attended a Group training course on anti-corruption. Furthermore, other mandatory and regulatory training programs (particularly on real estate loans, consumer credit and the claims management system) were provided to the employees concerned.

17.2.6Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

–  maturity-by-maturity for amortizable transactions;

–  for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

–  since the derivatives are interest rate swaps and forwards contract, they are not subject to any exchange of notional amounts. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31,	2024	2025 to	2029
		2023		2028	and beyond
Investments securities	17.1.1	3		3
Debt securities	17.1.1	32		32
Investments at fair value	17.1.1
Fixed-income securities	17.1.1	225	18	86	120
Loans and receivables to customers	17.1.1	2,394	778	928	688
Loans and receivables to credit institutions	17.1.1	778	778	—	—
Other financial assets and derivatives		109	35	4	70
Total financial assets		3,542	1,609	1,054	879
Payable to customers	17.1.2	2,601	2,601	—	—
Debts with financial institutions	17.1.2	215	215	—	—
Deposit certificate	17.1.2	219	199	20	—
Other financial liabilities and derivatives		158	77	3	78
Total financial liabilities		3,193	3,092	23	78

17.2.7  Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)			December 31, 2023
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9 (1)	value	fair value	and cash
Loans and receivables(2)	17.1.1	AC	3,173	3,000	—	3,000	—
Financial assets at amortized cost	17.1.1	AC	225	209	209	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	38	37	37	—	—
Debt securities	17.1.1	FVOCIR	32	32	32	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(3)	17.1	AC	79	79	79	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,173)	(3,173)	—	(3,173)	—
Derivatives (net amount)(4)	17.1.3		51	51	—	51	—

(1)

"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)	Loans and receivables were remeasured using an actuarial method, taking into account the changes in interest rates.
(3)	Includes only cash.
(4)	The classification for derivatives depends on their accounting qualification.

Consolidated Financial Statements 2023	F-137

(in millions of euros)			December 31, 2022
		Classification	Book value	Estimated	Level 1 and	Level 2	Level 3
		under IFRS		fair value	cash
		9(1)
Loans and receivables	17.1.1	AC	2,708	2,708	—	2,708	—
Financial assets at amortized cost	17.1.1	AC	313	313	313	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	50	50	50	—	—
Debt securities	17.1.1	FVOCIR	296	296	296	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(2)		AC	79	79	79	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,143)	(3,143)	—	(3,143)	—
Derivatives (net amount)(3)			54	54	—	54	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives depends on their accounting qualification.

Consolidated Financial Statements 2023	F-138

(in millions of euros)			December 31, 2021
		Classification	Book	Estimated	Level 1	Level 2	Level 3
		under IFRS 9(1)	value	fair value	and cash
Loans and receivables	17.1.1	AC	2,363	2,363	—	2,363	—
Financial assets at amortized cost	17.1.1	AC	387	387	387	—	—
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	—	—
Debt securities	17.1.1	FVOCIR	441	441	441	—	—
Investments securities	17.1.1	FVOCI	3	3	3	—	—
Cash and cash equivalent(2)		AC	360	360	360	—	—
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	—	(3,188)	—
Derivatives (net amount)(3)			(58)	(58)	—	(58)	—

(1)	"AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".
(2)	Includes only cash.
(3)	The classification for derivatives depends on their accounting qualification.

17.3    Orange Bank’s unrecognized contractual commitments

At December 31, 2023, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Financing commitments (1)	17	53	88
Guarantee commitments	5	5	6
On behalf of financial institutions	3	3	4
On behalf of customers	2	2	2
Property lease commitments	—	—	—
Total	22	59	94

(1)	Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted.

Commitments received

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Received from financial institutions (1)	1,284	932	871
Received from customers	68	76	88
Total	1,352	1,008	959
(1)	Corresponds to guarantees received from Crédit Logement to counter-guarantee real estate loans distributed in the amount of 831 million euros, and a financing commitment received from BNP Paribas in the amount of 450 million euros.

Assets covered by commitments

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021

Assets pledged as security to lending financial institutions as guarantees for bank loans(1)	126	726	848
Total	126	726	848

(1)Corresponds to securities pledged by Orange Bank to financial lending institutions as guarantees for bank loans.

Note 18    Litigation

This note presents all of the significant litigation in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social security administrations over tax, income taxes or social security contributions. These litigation are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2023, the provisions for risks recorded by the Group for all its litigation (except those presented in Notes 6.2 and 10.3) amount to 283 million euros (387 million euros at December 31, 2022 and 405 million euros at December 31, 2021). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.2.

Consolidated Financial Statements 2023	F-139

France

Mobile services

–  As part of the compensation proceedings between Digicel and Orange (implementation of anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and French Guiana in the early 2000s and sanctioned by the French Competition Authority in 2009), the Commercial Court of Paris ordered Orange to pay Digicel 346 million euros after interests discounting. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange has been refunded 97 million euros. In March 2023, the Supreme Court partially quashed and annulled the Paris Court of Appeal's ruling of June 17, 2020 on the specific point of the progressive nature of the basis on which interests are applied to compensate for the cash flow loss associated with the discounting of the principal loss. Orange referred the case to the Court of Appeal in March 2023. The proceedings are ongoing.

Fixed services

–  Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the “enterprise” market segment on December 17, 2015, several players, including Adista, filed actions for damages against Orange. The proceedings before the Paris Commercial Court between Adista and Orange, which are now the only ones in progress in this case, are ongoing and are currently in the deliberation phase.

–  In the dispute between Orange and SFR over fixed telephony retail offers for second homes, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR then appealed again to the Supreme Court. In a ruling dated October 18, 2023, the Supreme Court dismissed SFR's appeal in its entirety. The case is now closed.

–  In the dispute between Bouygues Telecom and Orange before the Commercial Court of Paris regarding the quality of service of Orange's wholesale offers on the copper local loop, Bouygues Telecom is seeking damages estimated at 85 million euros. Orange considers these claims to be unfounded.

–  In December 2023, Iliad brought an action against Orange before the Commercial Court of Paris regarding the quality of service of Orange's wholesale offers on the copper local loop. Iliad is claiming 49 million euros. Orange considers these claims to be unfounded.

–  On February 24, 2023, Bouygues Telecom and SDAIF (Société de Développement pour l'Accès à l'Infrastructure Fibre) brought an action against Orange before the Commercial Court of Paris regarding the mechanism for returning FTTH connections, which allows commercial telecom operators with access to Orange's fiber network to connect their end-customers themselves and have part of the cost of this connection returned to them when the line is taken over by a new commercial operator. Bouygues Telecom and SDAIF maintain that the mechanism put in place by Orange does not comply with the regulations and are claiming 125 million euros, revalued at the end of January 2024 at 152 million euros, corresponding, according to them, to the refunds due in respect of terminations of FTTH lines since the origin of the contract. Orange considers these allegations to be unfounded.

Other proceedings in France

–  In June 2018, Iliad filed for summary judgment against Orange SA before the presiding judge of the Commercial Court of Paris, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by subscription packages, on the grounds that they constituted consumer credit offers. In October 2020, Iliad had estimated its losses at 790 million euros, which it has since revalued at 810 million euros. The case is currently before the judges deciding on the merits of the case.

–  Orange Bank is involved in a historical dispute in which a plaintiff is claiming a total of approximately 310 million euros for the financial loss it claims to have suffered. As the Group believes these claims to be unfounded and is strenuously challenging them, it has not recognized any financial liability.

–  In the dispute between ASSIA and Orange regarding an alleged infringement of two patents relating to the dynamic xDSL line management, for which ASSIA was claiming a provision of 500 million euros in damages as compensation for its financial loss, which it estimated at 1,418 million euros, the Paris Judicial Court in September 2023 dismissed ASSIA's claims in their entirety. ASSIA has 3 months from the date of service of the judgment to lodge an appeal. The proceedings are ongoing.

–  On November 7, 2023, ARCEP (Autorité de régulation des communications électroniques, des postes et de la distribution de la presse) fined Orange SA 26 million euros for failing to comply by April 14, 2021 with its commitment made in 2018 on the grounds of article L.33-13 of the French postal and electronic communication code to make 100% of homes and professional premises in the communes listed in its commitment connectable or connectable on demand to fiber. The penalty has been enforced, but Orange has also filed a complaint with the French Council of State to challenge the legitimacy and proportionality of the penalty.

United Kingdom

–  In December 2018, the directors of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. By judgment dated November 10, 2023, the judge dismissed Phones 4U's claim in its entirety. The proceedings are ongoing.

Poland

–  In 2015, the Polish operator P4 filed two compensation claims for a total of 630 million zlotys (145 million euros) jointly against three operators (including Orange Polska and Polkomtel), seeking compensation for the loss it claims to have suffered as a result of the retail rates that these three operators charge for calls to P4’s network.

Regarding the first compensation claim of P4’s polish operator opponents for 316 million zlotys (73 million euros), in January 2022 the Supreme Court dismissed Polkomtel’s appeal against the Court of Appeal’s decision which had reversed the judgment of the court dismissing P4’s claim and sent the decision back to the Court of First instance.

P4's second claim for 314 million zlotys (72 million euros) was joined to the first one in May 2023. The parties have requested the intervention of T-Mobile Polska in the proceedings, which it has accepted. The proceedings are ongoing.

Consolidated Financial Statements 2023	F-140

Africa & Middle East

–  A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other hand. These disputes, which concern various breaches of contractual documents, are the subject of pre-litigation proceedings and arbitral and judicial proceedings in various countries. In one of these disputes, on March 20, 2023, an arbitration court set up under the aegis of the International Chamber of Commerce made a final award: noting various breaches of the shareholders' agreement and tortious acts committed by the Iraqi co-shareholder (including collusion with the Iraqi telecommunications regulator (CMC) to obtain a decision to cancel the March 2011 partnership between the operator Korek Telecom, Agility and Orange), the arbitral court awarded 1.7 billion American dollars in damages for the benefit of the joint venture between Agility and Orange. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Register of companies in Erbil (Iraqi Kurdistan) restored the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of the Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

In order to provide its telecommunication services, the Group sometimes uses the fixed assets of other parties and the terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

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

Note 19    Subsequent events

Completion of the aquisition of OCS and Orange Studio by Canal+ Group

On January 9, 2023 Orange and the Canal+ Group announced the signature of a memorandum of agreement for the acquisition by the Canal+ Group of all the shares held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

On January 12, 2024, the French Competition Authority authorized the transaction subject to commitments made by the Canal+ group.

On January 31, 2024, Orange and the Canal+ Group completed this transaction, which should result in a loss of around 170 million euros in the Orange Group’s consolidated accounts. Following this transaction, the Canal+ group becomes the sole shareholder of both companies.

As part of this transaction, Orange has granted Canal+ standard and specific guarantees.

Favorable decision of the Spanish Constitutional Court on a tax dispute in progress

Orange Espagne has initiated a dispute over the measure limiting the use of tax loss carryforwards that was introduced since 2016 which limits the amount of tax losses that can be offset to 25% of taxable income (compared with 70% previously). Orange Espagne is claiming a total of around 180 million euros for fiscal years 2017 to 2021.

At December 31, 2023, no asset was recognized in relation to this dispute.

On January 18, 2024, the Constitutional Court (high court in the country) ruled that this measure was illegal. The National Court (Audiencia Nacional) will confirm this decision in the context of the dispute initiated by Orange Espagne.

Tax dispute in Spain on the business activity tax (IAE « Impuesto de Actividades Económicas »)

Orange Espagne contests the conformity of business activity tax (« Impuesto de Actividades Económicas ») with the European directives and claims the restitution of the amounts paid for this tax for the years 2003-2021. Orange Espagne has thus initiated various disputes relating to this tax.

On 5 February 2024, a favorable decision for Orange Espagne was issued by the National Court (Audiencia National) ordering the tax authorities to reimburse an amount of 174 million euros (including interest) for the years 2012 to 2018. The administration may appeal this decision within 30 days of the decision.

Disputes for years 2003-2011 and 2019-2021 remain open to date and follow specific procedures.

Note 20    Main consolidated entities

At December 31, 2023, the scope of consolidation consists of 387 entities.

The main changes in the scope of consolidation in 2023 are presented in Note 3.2.

Regarding subsidiaries with non-controlling interests:

–  the financial statements for the groups Orange Polska, Jordan Telecom, Orange Belgium, Sonatel and Orange Côte d'Ivoire are published, respectively, at the Warsaw Stock Exchange, the Amman Stock Exchange, the Brussels Stock Exchange and the Regional Stock Exchange (BRVM), those companies being quoted;

–  the other subsidiaries do not make up a material proportion of Orange’s financial aggregates and their financial information is not presented in the Notes to Consolidated Financial Statements of the Orange's group.

Consolidated Financial Statements 2023	F-141

Pursuant to Regulation No. 2016-09 of December 2, 2016 of the ANC (Autorité des normes comptables financières - French accounting standards authority), the full list of companies included in the scope of consolidation, companies not included in the scope of consolidation and non-consolidated equity securities is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a)

The list of the main operating entities shown below was determined mainly based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - France Business Unit	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France
Orange Store	100.00	France

Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.45	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	100.00	Romania
Orange Romania Communications and its subsidiary	54.01	Romania
Orange Slovensko	100.00	Slovakia
VOO SA and its subsidiaries	58.74	Belgium

Africa & Middle-East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom and its subsidiaries (2)	49.00	Morocco
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d'Ivoire and its subsidairies	72.50	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.60	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal

Orange Business	% Interest	Country
Orange SA - Orange Business Unit	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	France
Orange Cyberdefense and its subsidiaries	100.00	France
Globecast Holding and its subsidiaries	100.00	France

International Carriers & Shared Services	% Interest	Country
Orange SA - IC&SS Business Unit	100.00	France
FT IMMO H	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France

Totem	% Interest	Country
Totem France	100.00	France
Totem Spain	100.00	Spain

(1)	Orange Concessions is consolidated using the equity method.
(2)	Orange SA controls and consolidates Médi Telecom and its subsidiaries through a 49% equity interest and a 1.1% usufruct.
(3)	Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Consolidated Financial Statements 2023	F-142

Note 21    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)		Audit and related services					Other services	Total
		Statutory audit fees, certification,		Services required		Sub-total	rendered by
		auditing of the accounts		by the law			auditors' networks to
		o/w issuer		o/w issuer			fully-consolidated
Deloitte							subsidiaries
2023		11.4	4.8	—	—	11.4	0.2	11.6
	%	98%	41%	—%	—	98%	2%	100%
2022		8.8	4.6	—	—	8.8	0.3	9.1
	%	96%	50%	—%	—	97%	3%	100%
2021		8.2	4.6	—	—	8.2	0.1	8.4
	%	98%	55%	—%	—	99%	1%	100%
KPMG
2023		11.7	4.5	0.4	—	12.1	0.7	12.8
	%	91%	35%	3%	—	95%	5%	100%
2022		10.9	4.3	0.1	—	11.0	0.9	11.9
	%	92%	36%	1%	—	92%	8%	100%
2021		9.9	4.4	0.2	0.2	10.1	0.4	10.5
	%	94%	42%	2%	2%	96%	4%	100%
EY
2022		—	—	—	—	—	—	—
2021		—	—	—	—	—	0.4	0.4
	%	—	—	—	—	—	100%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

Consolidated Financial Statements 2023	F-143